                                                Filed pursuant to Rule 424(b)(3)
                                                   Commission File No. 333-20271


                 [ECKERD CORPORATION LETTERHEAD APPEARS HERE]

                                                               January 29, 1997

Dear Fellow Stockholders:

  Enclosed is a Notice of Special Meeting of Stockholders of Eckerd Corporation ("Eckerd"), inviting you to attend such Special Meeting on February 27, 1997, at Eckerd's offices at 8333 Bryan Dairy Road, Largo, Florida 33777, at 10:30 a.m., local time (the "Special Meeting").

  At the Special Meeting, you will be asked to consider and vote upon the approval and adoption of the Amended and Restated Agreement and Plan of Merger, dated as of November 2, 1996 (the "Merger Agreement"), among Eckerd,
J. C. Penney Company, Inc. ("JCPenney") and Omega Acquisition Corporation, a wholly owned subsidiary of JCPenney ("Omega"), as well as any other matters as may properly come before the Special Meeting or any adjournments or postponements thereof.

  The Merger Agreement provides that (i) if the Stock Condition (as defined in the Merger Agreement) has been satisfied, Eckerd will be merged with and into Omega (the "Forward Merger"), with Omega surviving the merger as a direct wholly owned subsidiary of JCPenney, or (ii) if the Stock Condition has not been satisfied, Omega will be merged with and into Eckerd (the "Reverse Merger"), with Eckerd surviving the merger as a direct wholly owned subsidiary of JCPenney. The Forward Merger and Reverse Merger are hereinafter collectively referred to as the "Merger". In the Merger, each outstanding share of voting common stock, par value $.01 per share, of Eckerd (the "Shares") (excluding Shares owned, directly or indirectly, by Eckerd, JCPenney, Omega or any other subsidiary of JCPenney and, in the case of the Reverse Merger, Shares owned by holders who shall have properly exercised their appraisal rights under the Delaware General Corporation Law), will be converted into the right to receive (i) if the Stock Condition has been satisfied and the Forward Merger is effected, 0.6604 shares of JCPenney's common stock, 50c par value per share ("JCPenney Common Stock"), or such other number of shares of JCPenney Common Stock to which such number shall have been increased in accordance with the Merger Agreement, or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, $35.00 per Share in cash without interest.

  Whether a holder of Shares receives 0.6604 shares of JCPenney Common Stock or $35.00 in cash will depend upon the market price of JCPenney Common Stock on the day prior to the effective time of the Merger. If the closing price of JCPenney Common Stock on the New York Stock Exchange Composite Tape on the day before the effective time of the Merger (the "Stock Value") is at least $43.54 per share, then the Forward Merger will be effected and each Share will be converted into the right to receive JCPenney Common Stock with a then current market value of at least $28.75 (calculated using the 0.6604 conversion ratio). However, if the Stock Value is below $43.54 per share, and JCPenney does not elect to increase the number of shares of JCPenney Common Stock offered in the Merger, then the Reverse Merger will be effected and each Share will be converted into the right to receive $35.00 in cash. As a result, at the time of the Special Meeting, stockholders of Eckerd will not know with absolute certainty the type or value of the consideration which they will receive in the Merger. It is currently anticipated that the effective time of the Merger will be on the date of the Special Meeting or within one or two business days thereafter, and that the market price of JCPenney Common Stock on the day prior to the Special Meeting will be or most likely approximate the market price on the day before the effective time of the Merger. However, there can be no assurance as to the exact date of the effective time of the Merger or as to the Stock Value. Stockholders are urged to consult with their brokers, dealers or financial advisors prior to or around the time of the Special Meeting to obtain current market price information for JCPenney Common Stock.

  The Merger is the second and final step in the acquisition of Eckerd by JCPenney pursuant to the terms of the Merger Agreement. The first step provided for in the Merger Agreement was a tender offer (the "Offer") by Omega for 35,252,986 Shares (or such other number of Shares representing 50.1% of the outstanding Shares on the date of purchase). Upon expiration of the Offer on December 6, 1996, Omega purchased 35,279,919 Shares (50.1% of the outstanding Shares) for $35.00 in cash per Share.

  The Board of Directors of Eckerd has unanimously determined that the Merger is fair to, and in the best interests of, the stockholders of Eckerd, has approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommends that the stockholders vote in favor of approval and adoption of the Merger Agreement at the Special Meeting.

  Approval of the proposed Merger requires the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon. As a result of the completion of the Offer, Omega beneficially owns and has the right to vote at the Special Meeting sufficient Shares to cause the Merger to be approved without the affirmative vote of any other stockholder.

  In view of the importance of the action to be taken at the Special Meeting, we urge you to review carefully the accompanying Notice of Special Meeting of Stockholders and the Proxy Statement/Prospectus, which contains information about Eckerd and JCPenney and describes in detail the Merger and certain related matters.

  YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU ARE ABLE TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND, IF YOU WISH, VOTE YOUR SHARES IN PERSON.

  We look forward to seeing you at the Special Meeting.

                                          Sincerely yours,

                                          /s/  Stewart Turley

                                          Stewart Turley
                                          Chairman of the Board of Directors

                            YOUR VOTE IS IMPORTANT.
              PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

                   HOLDERS OF ECKERD COMMON STOCK SHOULD NOT
                SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                 [ECKERD CORPORATION LETTERHEAD APPEARS HERE]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                               FEBRUARY 27, 1997

  A Special Meeting of Stockholders of Eckerd Corporation, a Delaware corporation ("Eckerd"), will be held on February 27, 1997 at 10:30 a.m., local time, at Eckerd's offices at 8333 Bryan Dairy Road, Largo, Florida 33777, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of November 2, 1996 (the "Merger Agreement"), among Eckerd, J. C. Penney Company, Inc. ("JCPenney") and Omega Acquisition Corporation, a wholly owned subsidiary of JCPenney ("Omega"). The Merger Agreement provides that (i) if the Stock Condition (as defined in the Merger Agreement) has been satisfied, Eckerd will be merged with and into Omega (the "Forward Merger"), with Omega surviving the merger as a direct wholly owned subsidiary of JCPenney, or
  (ii) if the Stock Condition has not been satisfied, Omega will be merged with and into Eckerd (the "Reverse Merger"), with Eckerd surviving the merger as a direct wholly owned subsidiary of JCPenney. The Forward Merger and Reverse Merger are hereinafter collectively referred to as the "Merger". In the Merger, each outstanding share of common stock, par value $.01 per share, of Eckerd (the "Shares") (excluding Shares owned, directly or indirectly, by Eckerd, JCPenney, Omega or any other subsidiary of JCPenney and, in the case of the Reverse Merger, Shares owned by holders who shall have properly exercised their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive (i) if the Stock Condition has been satisfied and the Forward Merger is effected,
  0.6604 shares of JCPenney's common stock, 50c par value per share ("JCPenney Common Stock"), or such other number of shares of JCPenney Common Stock to which such number shall have been increased in accordance with the Merger Agreement, or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, $35.00 per Share in cash, without interest.

    2. To transact such other business as may properly come before the Special Meeting, or any adjournments or postponements thereof.

  Only holders of Shares of record at the close of business on January 28, 1997 will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. The Merger is the second and final step in the acquisition of Eckerd by JCPenney pursuant to the terms of the Merger Agreement. The first step provided for in the Merger Agreement was a tender offer (the "Offer") by Omega for 35,252,986 Shares (or such other number of Shares representing 50.1% of the outstanding Shares on the date of purchase). The affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon is required to approve and adopt the Merger Agreement. As a result of the completion of the Offer, Omega beneficially owns and has the right to vote at the Special Meeting sufficient Shares to cause the Merger to be approved without the affirmative vote of any other stockholder.

  If the Reverse Merger is effected, holders of Shares entitled to vote at the Special Meeting will have the right to dissent to the Merger and to obtain payment for their Shares by complying with the provisions of Section 262 of the Delaware General Corporation Law, a copy of which is attached as Annex D to the accompanying Proxy Statement/Prospectus. While the determination as to whether the Reverse Merger will be effected will be made after the Special Meeting, in order to preserve their rights, stockholders who wish to exercise their statutory appraisal rights must submit a written demand for appraisal prior to the Special Meeting and comply with the other procedural requirements of Section 262.

  YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU ARE ABLE TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE. A POSTAGE-PAID ENVELOPE IS

ENCLOSED FOR YOUR CONVENIENCE. IF YOU LATER DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE THE STOCKHOLDER VOTE IS TAKEN BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF ECKERD OR BY SUBMITTING A LATER DATED PROXY. IN ADDITION, IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND, IF YOU WISH, VOTE YOUR SHARES IN PERSON.

  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

                                          By Order of the Board of Directors

                                          /s/ James M. Santo

                                          James M. Santo
                                          Secretary

          DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARD.

Largo, Florida
January 29, 1997

                              ECKERD CORPORATION

                                PROXY STATEMENT

                      FOR SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON FEBRUARY 27, 1997

                               ----------------

                          J. C. PENNEY COMPANY, INC.

                                  PROSPECTUS

  This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to holders of shares of common stock, par value $.01 per share ("Shares"), of Eckerd Corporation ("Eckerd") in connection with the solicitation of proxies by the Board of Directors of Eckerd (the "Eckerd Board") for use at the special meeting of stockholders (including any adjournments or postponements thereof) (the "Special Meeting") to be held at Eckerd's offices at 8333 Bryan Dairy Road, Largo, Florida 33777 on February 27, 1997 at 10:30 a.m., local time. At the Special Meeting, stockholders of Eckerd will consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of November 2, 1996, among
J. C. Penney Company, Inc. ("JCPenney"), Omega Acquisition Corporation, a wholly owned subsidiary of JCPenney ("Omega"), and Eckerd, a copy of which is attached hereto as Annex A (the "Merger Agreement"). The Merger Agreement provides that (i) if the Stock Condition (as defined in the Merger Agreement) has been satisfied, Eckerd will be merged with and into Omega (the "Forward Merger"), with Omega surviving the merger as a direct wholly owned subsidiary of JCPenney, or (ii) if the Stock Condition has not been satisfied, Omega will be merged with and into Eckerd (the "Reverse Merger"), with Eckerd surviving the merger as a direct wholly owned subsidiary of JCPenney. The Forward Merger and Reverse Merger are hereinafter collectively referred to as the "Merger". In the Merger, each outstanding Share (excluding Shares owned, directly or indirectly, by Eckerd, JCPenney, Omega or any other subsidiary of JCPenney and, in the case of the Reverse Merger, Shares owned by holders who shall have properly exercised their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive (i) if the Stock Condition has been satisfied and the Forward Merger is effected, 0.6604 shares of JCPenney's common stock, par value 50c per share ("JCPenney Common Stock"), or such other number of shares of JCPenney Common Stock to which such number shall have been increased in accordance with the Merger Agreement, or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, $35.00 per Share in cash, without interest. The Merger is the second and final step in the acquisition of Eckerd by JCPenney pursuant to the terms of the Merger Agreement. The first step provided for in the Merger Agreement was a tender offer (the "Offer") by Omega for 35,252,986 Shares (or such other number of Shares representing 50.1% of the outstanding Shares on the date of purchase).

  As discussed in greater detail herein, whether a holder of Shares receives
0.6604 shares of JCPenney Common Stock or $35.00 in cash will depend upon the market price of JCPenney Common Stock on the day prior to the effective time of the Merger. If the closing price of JCPenney Common Stock on the New York Stock Exchange ("NYSE") Composite Tape on the day before the effective time of the Merger (the "Stock Value") is at least $43.54 per share, then the Forward Merger will be effected and each Share will be converted into the right to receive JCPenney Common Stock with a then current market value of at least $28.75 (calculated using the 0.6604 conversion ratio). However, if the Stock Value is below $43.54 per share, and JCPenney does not elect to increase the number of shares of JCPenney Common Stock offered in the Merger, then the Reverse Merger will be effected and each Share will be converted into the right to receive $35.00 in cash. As a result, at the time of the Special Meeting, stockholders of Eckerd will not know with absolute certainty the type or value of the consideration which they will receive in the Merger. It is currently anticipated that the effective time of the Merger will be on the date of the Special Meeting or within one or two business days thereafter, and that the market price of the JCPenney Common Stock on the day prior to the Special Meeting will most likely be or approximate the market price on the day before the effective time of the Merger. However, there can be no assurance as to the exact date of the effective time of the Merger or as to the Stock Value. Stockholders are urged to consult with their brokers, dealers or financial advisors prior to or around the time of the Special Meeting to obtain current market price information for JCPenney Common Stock.

  If at the effective time of the Merger the Stock Condition is not met, JCPenney has the option to pay $35.00 in cash or increase the number of shares of JCPenney Common Stock offered in the Merger. JCPenney will make a determination regarding which option to select if and when such a situation should arise. However, if JCPenney is faced with such an option, it may consider, among other things, the following factors: (i) the number of shares of JCPenney Common Stock to be issued in order to effect the Forward Merger;
(ii) the potential dilution of any issuance of such additional shares to holders of JCPenney Common Stock; (iii) the cost of effecting the Reverse Merger in light of the amount expended for the Share Repurchase (as hereinafter defined); and (iv) the desire of the Board of Directors of Eckerd that a portion of the consideration to be received by its stockholders be tax free.

  This Proxy Statement/Prospectus also constitutes a prospectus of JCPenney with respect to shares of JCPenney Common Stock to be issued in the event the Forward Merger is effected. JCPenney Common Stock is listed for trading under the symbol "JCP" on the NYSE. The Shares are listed for trading under the symbol "ECK" on the NYSE. On November 1, 1996, the last trading day prior to public announcement of the proposed Merger, the closing prices of JCPenney Common Stock and the Shares, as reported on the NYSE Composite Tape, were $53.00 per share and $28.875 per share, respectively. On January 22, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing prices of JCPenney Common Stock and the Shares, as reported on the NYSE Composite Tape, were $49.00 per share and $32.00 per share, respectively.

  Approval of the proposed Merger requires the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon. As a result of the completion of the Offer, Omega beneficially owns and has the right to vote at the Special Meeting sufficient Shares to cause the Merger to be approved without the affirmative vote of any other stockholder.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to holders of Shares on or about January 29, 1997.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JANUARY 29, 1997.

  No person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Proxy Statement/Prospectus in connection with the solicitation of proxies or the offering of securities made hereby and, if given or made, such information or representation must not be relied upon as having been authorized by Eckerd or JCPenney. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, in any jurisdiction in which, or to or from any person to whom, it is unlawful to make any such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstance, create an implication that there has been no change in the affairs of Eckerd or JCPenney since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. JCPENNEY AND ECKERD EACH UNDERTAKES TO PROVIDE COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS), WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF DOCUMENTS RELATING TO JCPENNEY: J. C. PENNEY COMPANY, INC., PUBLIC INFORMATION, P.O. BOX 10001, DALLAS, TEXAS 75301-4302 (TELEPHONE (972) 431-1488), AND, IN THE CASE OF DOCUMENTS RELATING TO
ECKERD: ECKERD CORPORATION, 8333 BRYAN DAIRY ROAD, LARGO, FLORIDA 33777,
ATTENTION: TREASURER (TELEPHONE (813) 399-6000). IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY 20, 1997.

                             AVAILABLE INFORMATION

  Eckerd and JCPenney are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Eckerd and JCPenney with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning Eckerd and JCPenney may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  JCPenney has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, supplements, and exhibits thereto, the "Registration Statement"), of which this Proxy Statement/Prospectus constitutes a part, under the Securities Act of 1933, as amended, with respect to the JCPenney Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. Such omitted information can be inspected at and obtained from the Commission and the NYSE in the manner set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents of JCPenney, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

    1. JCPenney's Annual Report on Form 10-K for the 52 weeks ended January 27, 1996 ("JCPenney's Form 10-K").

    2. JCPenney's Quarterly Report on Form 10-Q for the 13 weeks ended April 27, 1996.

    3. JCPenney's Quarterly Report on Form 10-Q for the 13 and 26 weeks ended July 27, 1996.

    4. JCPenney's Quarterly Report on Form 10-Q for the 13 and 39 weeks ended October 26, 1996 ("JCPenney's Third Quarter Form 10-Q").

    5. JCPenney's Current Report on Form 8-K dated August 14, 1996.

    6. JCPenney's Current Report on Form 8-K dated November 3, 1996.

    7. J. C. Penney Funding Corporation's Annual Report on Form 10-K for the 52 weeks ended January 27, 1996.

    8. J. C. Penney Funding Corporation's Quarterly Report on Form 10-Q for the 13 weeks ended April 27, 1996.

    9. J. C. Penney Funding Corporation's Quarterly Report on Form 10-Q for the 13 and 26 weeks ended July 27, 1996.

    10. J. C. Penney Funding Corporation's Quarterly Report on Form 10-Q for the 13 and 39 weeks ended October 26, 1996.

  The following documents of Eckerd, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

    1. Eckerd's Annual Report on Form 10-K for the year ended February 3, 1996 ("Eckerd's Form 10-K").

    2. Eckerd's Quarterly Report on Form 10-Q for the quarter ended May 4,
  1996.

    3. Eckerd's Quarterly Report on Form 10-Q for the quarter ended August 3, 1996.

    4. Eckerd's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996 ("Eckerd's Third Quarter Form 10-Q").

    5. Eckerd's Proxy Statement dated April 23, 1996.

    6. The description of the Shares set forth in Eckerd's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

  All documents and reports filed with the Commission by JCPenney or Eckerd pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the termination of the offering of JCPenney Common Stock contemplated hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents or reports.

  All information appearing in this Proxy Statement/Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference or filed as exhibits to the Registration Statement and should be read together with such information and documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  The information contained (or incorporated by reference) herein with respect to Eckerd and its subsidiaries has been provided by Eckerd. The information contained (or incorporated by reference) herein with respect to JCPenney and its subsidiaries has been provided by JCPenney. Neither JCPenney nor Eckerd warrants the accuracy of information relating to the other party.

  THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.

                               TABLE OF CONTENTS

SECTION                                                                     PAGE
-------                                                                     ----
SUMMARY....................................................................   7
  The Companies............................................................   7
  The Merger...............................................................   7
  Recommendation of the Eckerd Board.......................................  10
  Opinion of Eckerd's Financial Advisor....................................  10
  The Special Meeting......................................................  10
  The Merger Agreement.....................................................  11
  Certain Federal Income Tax Consequences..................................  12
  Dissenters' Rights.......................................................  13
  The Stock Option Agreement...............................................  13
  Regulatory Approvals Required............................................  14
  Certain Transactions; Conflicts of Interest..............................  14
  Selected Historical Consolidated Financial Information...................  15
  Recent Developments......................................................  17
  Unaudited Historical and Pro Forma Per Share Data........................  18
  Comparative Market Prices and Dividends..................................  19
THE SPECIAL MEETING........................................................  21
  Purpose of Special Meeting...............................................  21
  Date, Place and Time.....................................................  21
  Record Date; Quorum......................................................  21
  Votes Required...........................................................  21
  Proxies; Voting and Revocation...........................................  22
  Dissenters' Rights.......................................................  22
  Solicitation of Proxies..................................................  22
  Other Matters............................................................  22
THE MERGER.................................................................  23
  General..................................................................  23
  Merger Consideration.....................................................  23
  Background of the Merger.................................................  24
  JCPenney's Reasons for the Merger........................................  26
  Certain Forward-Looking Information......................................  26
  Recommendation of the Eckerd Board; Eckerd's Reasons for the Merger......  27
  Opinion of Eckerd's Financial Advisor....................................  28
  Certain Transactions; Conflicts of Interest..............................  33
  Amendment to Employment Agreement........................................  33
  Other Employment Agreements..............................................  33
  Effective Time...........................................................  34
  Procedures for Exchange of Eckerd Common Stock Certificates..............  34
  Stock Exchange Listing...................................................  35
  Delisting and Deregistration of Shares...................................  35
  Financing and Expenses Related to the Offer and the Merger...............  35
  Accounting Treatment.....................................................  36
  Certain Federal Income Tax Consequences..................................  36
THE MERGER AGREEMENT.......................................................  39
  The Offer................................................................  39
  Board Representation.....................................................  39
  The Merger...............................................................  39
  Consideration to be Paid in the Merger...................................  40

SECTION                                                                   PAGE
-------                                                                   ----
  Dissenting Shares......................................................  41
  Eckerd Stock Options...................................................  42
  Representations and Warranties.........................................  42
  No Solicitation........................................................  43
  Fees and Expenses......................................................  43
  Conditions to the Merger...............................................  43
  Termination............................................................  44
  Indemnification........................................................  45
  Stockholders Meeting...................................................  46
  Consents, Approvals, Filings...........................................  46
  Employee Benefit Matters...............................................  46
  Amendment..............................................................  47
  Timing.................................................................  48
STOCK OPTION AGREEMENT...................................................  48
  Grant of Option........................................................  48
  Exercise of Option.....................................................  48
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF JCPENNEY..................  50
CERTAIN PROJECTED FINANCIAL INFORMATION..................................  56
THE COMPANIES............................................................  57
OTHER LEGAL MATTERS; REGULATORY APPROVAL.................................  58
  General................................................................  58
  Antitrust..............................................................  58
  State Takeover Statutes................................................  58
RESTRICTIONS ON RESALES OF JCPENNEY COMMON STOCK BY AFFILIATES...........  59
DESCRIPTION OF JCPENNEY CAPITAL STOCK....................................  60
  JCPenney Common Stock..................................................  60
  JCPenney Preferred Stock...............................................  60
COMPARISON OF STOCKHOLDER RIGHTS.........................................  65
  Authorized Capital Stock...............................................  65
  Voting Rights..........................................................  65
  Board of Directors.....................................................  65
  Payment of Dividends to Stockholders...................................  65
  Special Meeting of Stockholders........................................  66
  Stockholder Consent to Action Without a Meeting........................  66
  Liquidation Rights.....................................................  66
  Amendment of Bylaws....................................................  66
  Amendment of Certificate of Incorporation..............................  67
  Indemnification of Officers and Directors..............................  67
  Removal of Directors...................................................  67
  Stockholder Rights Plans...............................................  67
EXPERTS..................................................................  68
LEGAL MATTERS............................................................  68
  Certain Litigation.....................................................  68
STOCKHOLDERS' PROPOSALS..................................................  68
ANNEXES
Annex A--Amended and Restated Agreement and Plan of Merger............... A-1
Annex B--Amended and Restated Stock Option Agreement..................... B-1
Annex C--Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated... C-1
Annex D--Excerpt from Delaware General Corporation Law Relating to
 Dissenters' Appraisal Rights............................................ D-1

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the Annexes hereto and the documents referred to herein. Stockholders are urged to review carefully this Proxy Statement/Prospectus, the Merger Agreement (as defined below) attached hereto as Annex A and the other Annexes attached hereto.

THE COMPANIES

 Eckerd Corporation

  Eckerd Corporation, a Delaware corporation ("Eckerd"), operates one of the largest drug store chains in the United States. At November 2, 1996, the Eckerd chain consisted of 1,730 stores in 13 states located primarily in the Sunbelt. Over its 43-year history, Eckerd has built a strong market position in areas where demographic characteristics are favorable to drug store growth. Eckerd's stores are concentrated in ten of the 12 metropolitan statistical areas with the largest percentage growth in population from 1980 to 1990, and, according to industry sources, Eckerd ranks first or second in terms of drug store sales in 21 of the major metropolitan markets in which it operates. The principal executive office of Eckerd is located at 8333 Bryan Dairy Road, Largo, Florida 33777, telephone number (813) 399-6000.

 J. C. Penney Company, Inc.

  J. C. Penney Company, Inc., a company founded by James Cash Penney in 1902 and incorporated in Delaware in 1924 ("JCPenney"), is a major retailer with department stores in all 50 states, Puerto Rico, Mexico, and Chile. The major portion of JCPenney's business consists of providing merchandise and services to consumers through department stores that include catalog departments. JCPenney stores market predominantly family apparel, jewelry, shoes, accessories and home furnishings. JCPenney operates approximately 2,199 retail stores, comprised of approximately 1,245 JCPenney department stores and approximately 954 drug stores through its indirect wholly owned subsidiary, Thrift Drug, Inc. ("Thrift Drug"). Thrift Drug also operates a mail service pharmacy, an institutional pharmacy business, and a prescription benefits management program. Thrift Drug stores are located primarily in the northeastern and southeastern United States. JCPenney's principal executive office is located at 6501 Legacy Drive, Plano, Texas 75024-3698, telephone number (972) 431-1000.

 Omega Acquisition Corporation

  Omega Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of JCPenney ("Omega"), was incorporated for the purpose of consummating the Offer and the Merger (as such terms are defined below) and has not conducted any unrelated activities since its organization. Omega's principal executive office is located at 6501 Legacy Drive, Plano, Texas 75024-3698, telephone number (972) 431-1000.

THE MERGER

 General

  The Board of Directors of Eckerd (the "Eckerd Board") has unanimously approved the Agreement and Plan of Merger, dated November 2, 1996 (as subsequently amended and restated as of November 2, 1996, the "Merger Agreement"), among JCPenney, Omega and Eckerd.

 The Offer

  Pursuant to the Merger Agreement, Omega made a tender offer (the "Offer") to purchase 35,252,986 shares of Eckerd common stock, par value $.01 per share (the "Shares"), or such other number of Shares representing

50.1% of Eckerd's outstanding Shares on the date of purchase of the Shares, at a price of $35.00 per Share (the "Offer Price"), net to the seller in cash. The Offer expired at midnight on December 6, 1996, and pursuant thereto, Omega purchased 35,279,919 Shares at the Offer Price. See "THE MERGER AGREEMENT--The Offer".

 Eckerd Board of Directors

  Pursuant to the Merger Agreement, following Omega's purchase of Shares pursuant to the Offer, six of the nine members of the Eckerd Board resigned and five designees of JCPenney have been appointed to the Eckerd Board. Accordingly, the JCPenney designees currently constitute a majority of the Eckerd Board.

 Consideration to Be Paid in the Merger

  The Merger Agreement provides that, after consummation of the Offer, Eckerd shall be merged with and into Omega (the "Forward Merger") or, depending upon certain conditions, that Omega shall be merged with and into Eckerd (the "Reverse Merger"). The Forward Merger and the Reverse Merger are hereinafter collectively referred to as the "Merger". Pursuant to the Merger, each outstanding Share (excluding Shares owned, directly or indirectly, by Eckerd, JCPenney, Omega or any other subsidiary of JCPenney and, in the case of the Reverse Merger, Shares owned by holders who shall have properly exercised their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive (i) if the Stock Condition (as defined below) has been satisfied and the Forward Merger is effected, 0.6604 shares of JCPenney's common stock, par value 50c per share ("JCPenney Common Stock") or such other number of shares of JCPenney Common Stock to which such number shall have been increased in accordance with the Merger Agreement (the "Stock Merger Consideration"), or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, the Offer Price, in cash (being hereinafter referred to as the "Cash Merger Consideration", and, together with the Stock Merger Consideration, the "Merger Consideration"), in each case without interest.

  The Merger Agreement provides that if the Stock Condition is satisfied, the Forward Merger will be effected at the Effective Time (as defined below); provided, however, that if the Stock Condition has not been satisfied, the Reverse Merger will be effected. The "Stock Condition" will be satisfied if (i) the aggregate market value of the shares of JCPenney Common Stock deliverable upon consummation of the Forward Merger (the "Stock Value"), based upon the closing price of JCPenney Common Stock on the New York Stock Exchange ("NYSE") Composite Tape on the date immediately prior to the Effective Time, is at least 45% of the sum of (y) the Stock Value and (z) the aggregate amount paid by Omega to purchase Shares pursuant to the Offer, and (ii) legal counsel to JCPenney delivers to JCPenney, and legal counsel to Eckerd delivers to Eckerd, opinions that the Forward Merger will constitute a "tax-free reorganization" as more fully described in the Merger Agreement. Notwithstanding the foregoing, JCPenney may, in its sole discretion, increase the number of shares of JCPenney Common Stock into which the Shares will be converted in the Forward Merger so as to satisfy the Stock Condition. At the Effective Time, if the Forward Merger is effected, the separate existence of Eckerd shall cease and Omega shall continue as the surviving corporation under the name "Eckerd Corporation" or, if the Reverse Merger is effected, the separate existence of Omega shall cease and Eckerd shall continue as the surviving corporation. The surviving corporation of the Forward Merger or the Reverse Merger, as the case may be, is referred to herein as the "Surviving Corporation". The Merger will become effective upon the filing of the Certificate of Merger (the "Certificate of Merger") with the Delaware Secretary of State or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger (the "Effective Time").

  As noted above, if the Stock Condition is satisfied and the Forward Merger is effected, each remaining outstanding Share will be converted into the right to receive the Stock Merger Consideration. Because the market value of the Stock Merger Consideration to be received in the Forward Merger will depend upon the market value of JCPenney Common Stock at the Effective Time, there can be no assurance that the market value of the

Stock Merger Consideration will be equal to or greater than $35.00 (the amount of the Offer Price and of the Cash Merger Consideration if the Reverse Merger is effected). In order for the Stock Condition to be satisfied, the aggregate market value of the shares of JCPenney Common Stock deliverable upon consummation of the Forward Merger must be equal to at least 45% of the total value of the consideration to be paid in the transaction. Based on the number of Shares outstanding as of the date of this Proxy Statement/Prospectus and the exchange rate for the Stock Merger Consideration, in order for the Stock Condition to be satisfied, the market price per share of JCPenney Common Stock on the date immediately prior to the Effective Time must be at least $43.54, resulting in a market value of $28.75 per Share in the Merger. If the market price per share of JCPenney Common Stock on the date immediately prior to the Effective Time is less than $43.54, and JCPenney elects not to issue additional shares of JCPenney Common Stock in the Merger in order to satisfy the Stock Condition, the Reverse Merger will be effected and each Share will be converted into the right to receive $35.00 in cash. As a result of the foregoing, if the Forward Merger is effected, each Eckerd stockholder would have the right to receive for each Share shares of JCPenney Common Stock with a market value at the Effective Time of not less than $28.75. However, if the market price of the shares of JCPenney Common Stock on the date immediately prior to the Effective Time is greater than $43.54, the market value of the shares of JCPenney Common Stock to be received in the Forward Merger would exceed $28.75 per Share.

  The chart below illustrates the market value of the shares of JCPenney Common Stock a holder of Shares would receive in the Merger for each Share owned by such holder, depending upon the market price of JCPenney Common Stock. If the market price of JCPenney Common Stock is below $43.54 on the day prior to the Effective Time and JCPenney does not elect to increase the number of shares of JCPenney Common Stock it offers to holders of Shares pursuant to the terms of the Merger Agreement, then each Share will be exchanged for $35.00 in cash.


  Market Price per share of            Below
   JCPenney Common Stock              $43.54    $43.54    $45.00    $50.00    $53.00    $55.00
-----------------------------------------------------------------------------------------------
  Market Value and Type of
   Consideration                      $35.00    $28.75    $29.72    $33.02    $35.00    $36.32
   to be Exchanged for Each Share     in cash* in stock  in stock  in stock  in stock  in stock

* Subject to the ability of JCPenney to increase the number of shares of JCPenney Common Stock it offers to holders of Shares such that the market value of JCPenney Common Stock exchanged for each Share equals $28.75.

  Based on the market price of JCPenney Common Stock on January 22, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, each Share would be converted into the right to receive shares of JCPenney Common Stock with a market value of $32.36. However, the market value and type of consideration stockholders of Eckerd will receive at the Effective Time will depend upon the market price of JCPenney Common Stock on the day before the Effective Time, which will not be earlier than February 27, 1997, the date of the Special Meeting. It is currently anticipated that the Effective Time will be on the date of the Special Meeting or within one or two business days thereafter. Over the past year, the market price of JCPenney Common Stock has not closed below $45.75 per share. See "SUMMARY--Comparative Market Prices and Dividends." However, there can be no assurance that the future market prices of JCPenney Common Stock (including the market price on the date preceding the Effective Time) will reflect historical trading levels. Stockholders are urged to consult with their brokers, dealers or financial advisors prior to or around the time of the Special Meeting (as defined below) to obtain current market price information for JCPenney Common Stock. See "THE MERGER AGREEMENT".

  If at the effective time of the Merger the Stock Condition is not met, JCPenney has the option to pay $35.00 in cash or increase the number of shares of JCPenney Common Stock offered in the Merger. JCPenney will make a determination regarding which option to select if and when such a situation should arise. However, if JCPenney is faced with such option, it may consider, among other things, the following factors: (i) the number of shares of JCPenney Common Stock to be issued in order to effect the Forward Merger; (ii) the potential dilution of any issuance of such additional shares to holders of JCPenney Common Stock; (iii) the cost of effecting the Reverse Merger in light of the amount expended for the Share Repurchase; and (iv) the desire of the Board of Directors of Eckerd that a portion of the consideration to be received by its stockholders be tax free.

RECOMMENDATION OF THE ECKERD BOARD

  THE ECKERD BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF ECKERD (THE "STOCKHOLDERS"), HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER. See "THE MERGER--Recommendation of the Eckerd Board; Eckerd's Reasons for the Merger".

OPINION OF ECKERD'S FINANCIAL ADVISOR

  On November 2, 1996, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), financial advisor to Eckerd, delivered its oral opinion, which opinion was subsequently confirmed in a written opinion dated as of November 2, 1996, to the Eckerd Board, to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger, taken as a whole, is fair from a financial point of view to such holders. Merrill Lynch subsequently confirmed its November 2, 1996 written opinion by delivery to the Eckerd Board of a written opinion dated as of the date of this Proxy Statement/Prospectus. A copy of the written opinion of Merrill Lynch, dated the date of this Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered, and certain limitations on the scope of review undertaken by Merrill Lynch, is attached as Annex C to this Proxy Statement/Prospectus. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF MERRILL LYNCH CAREFULLY AND IN ITS ENTIRETY. See "THE MERGER--Opinion of Eckerd's Financial Advisor".

THE SPECIAL MEETING

 Special Meeting

  This Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Eckerd Board for use at a special meeting of Stockholders to be held on February 27, 1997 at Eckerd's offices at 8333 Bryan Dairy Road, Largo, Florida 33777, at 10:30 a.m., local time (such meeting or any adjournments or postponements thereof, the "Special Meeting"). The purpose of the Special Meeting is to consider and vote upon the approval and adoption of the Merger Agreement.

 Record Date

  The Eckerd Board has fixed the close of business on January 28, 1997 as the record date (the "Record Date") for the determination of Stockholders entitled to notice of, and to vote at, the Special Meeting. Only holders of record of Shares on the Record Date are entitled to vote at the Special Meeting.

 Matters to Be Considered at the Special Meeting

  At the Special Meeting, the Stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement, as well as any other matters as may properly come before the Special Meeting. The Merger

Agreement provides for, among other things, the Forward Merger of Eckerd with and into Omega pursuant to which Omega will be the Surviving Corporation or, in the alternative, the Reverse Merger of Omega with and into Eckerd pursuant to which Eckerd will be the Surviving Corporation.

 Votes Required

  The affirmative vote of a majority of the outstanding Shares on the Record Date is required to approve and adopt the Merger Agreement. Each Share is entitled to one vote on each matter on which the holders of Shares are entitled to vote.

  Omega purchased 35,279,919 Shares in the Offer representing 50.1% of the outstanding Shares on the date of purchase. Therefore, Omega will be able to effect the Merger without the affirmative vote of any other Stockholder. Pursuant to the Merger Agreement, JCPenney and Omega have agreed to vote the Shares acquired by them pursuant to the Offer in favor of the Merger.

  As of the Record Date, directors and executive officers of Eckerd, and their affiliates, were beneficial owners of an aggregate of 2,493,839 Shares, representing approximately 3.48% of the Shares then outstanding. The directors and executive officers of Eckerd have indicated that they intend to vote their Shares in favor of approval and adoption of the Merger Agreement.

THE MERGER AGREEMENT

 Conditions to the Merger

  Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction or written waiver on or prior to the Closing Date (as defined below) of the following conditions: (i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the requisite number of Stockholders, and in the manner as shall be required pursuant to Eckerd's certificate of incorporation, by-laws, the DGCL and other applicable law, and the rules of the NYSE; (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Offer and the Merger shall be in effect;
(iii) the shares of JCPenney Common Stock issuable to the Stockholders pursuant to the Merger Agreement if the Stock Condition has been satisfied shall have been approved for listing on the NYSE, subject to official notice of issuance; and (iv) the Registration Statement on Form S-4 of JCPenney, of which this Proxy Statement/Prospectus is a part (together with all amendments, supplements and exhibits thereto, the "Registration Statement"), shall have been declared effective under the Securities Act of 1933, as amended (the "Securities Act"), by the Securities and Exchange Commission (the "Commission") and shall not be the subject of any stop order or proceedings seeking a stop order.

  The obligations of JCPenney and Omega to effect the Merger are further subject to the condition that JCPenney or Omega shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof, which condition has been satisfied.

  The Merger Agreement further provides that the obligation of each party to effect the Forward Merger is subject to the following conditions: (i) Eckerd shall have received an opinion of Shearman & Sterling, dated the Closing Date, to the effect that (y) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code") and (z) each of JCPenney, Omega and Eckerd will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (ii) JCPenney shall have received an opinion of Weil, Gotshal & Manges LLP, dated the Closing Date, to the effect that (x) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (y) each of JCPenney, Omega and Eckerd will be a party to the reorganization within the meaning of Section

368(b) of the Code; and (z) no gain or loss will be recognized by JCPenney, Omega or Eckerd as a result of the Merger. If either the opinion of Weil, Gotshal & Manges LLP or the opinion of Shearman & Sterling referred to above cannot be rendered, then the Reverse Merger will be effected pursuant to the terms of the Merger Agreement. See "THE MERGER AGREEMENT--Conditions to the Merger".

  Because JCPenney and Omega beneficially own a sufficient number of Shares to ensure the approval and adoption of the Merger Agreement and the Merger, JCPenney and Eckerd believe that the remaining conditions will be satisfied and the Merger will be effected on the date of the Special Meeting or within one or two business days thereafter. However, there can be no assurance as to the exact date of the Effective Time.

 Effective Time of the Merger

  The closing of the Merger will take place at 10:00 a.m. on the second business day following the date on which the last to be fulfilled or waived of the conditions set forth in the section "Conditions Precedent" of the Merger Agreement are fulfilled or waived in accordance with the Merger Agreement (the "Closing Date"), unless another date, time or place is agreed to in writing by the parties to the Merger Agreement. The Merger will become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State, or at such later time as is specified in the Certificate of Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  While not free from doubt, the Offer and the Merger should be treated as a single integrated transaction for federal income tax purposes. If the Offer and the Merger are so treated and the Forward Merger is effected, the Offer and the Merger will qualify as a reorganization under Section 368(a) of the Code. In such event, generally (i) no gain or loss will be recognized by JCPenney, Omega or Eckerd pursuant to the Offer and the Merger, (ii) gain or loss will be recognized by a Stockholder who receives solely cash in exchange for Shares pursuant to the Offer, (iii) no gain or loss will be recognized by a Stockholder who does not exchange any Shares pursuant to the Offer and who receives solely shares of JCPenney Common Stock in exchange for Shares pursuant to the Merger (except with respect to cash received in lieu of fractional shares) and (iv) a Stockholder who receives a combination of cash and shares of JCPenney Common Stock in exchange for such Stockholder's Shares pursuant to the Offer and the Merger will not recognize loss but will recognize gain, if any, to the extent of the lesser of (x) the cash received and (y) the excess of the sum of the fair market value of the JCPenney Common Stock and the amount of cash received over a Stockholder's tax basis in the Shares exchanged.

  In the event that the Stock Condition is not satisfied (and JCPenney fails to exercise its right to increase the Stock Merger Consideration to satisfy the Stock Condition) then, pursuant to the Merger Agreement, the Reverse Merger will be effected. In such case the Offer and the Merger will not constitute a reorganization, and will be taxable to Stockholders who will recognize gain or loss equal to the difference between the cash received and the Stockholder's adjusted tax basis in the Shares exchanged.

  If the Offer and the Merger are not treated as a single integrated transaction for federal income tax purposes, the receipt of cash pursuant to the Offer would be a taxable transaction, while the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, if the Forward Merger is effected.

  THE TAX CONSEQUENCES DISCUSSED ABOVE MAY NOT APPLY TO CERTAIN CATEGORIES OF STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN STOCKHOLDERS AND STOCKHOLDERS WHOSE SHARES WERE ACQUIRED AS COMPENSATION. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING ANY FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE OFFER AND THE MERGER.

DISSENTERS' RIGHTS

  In the event the Forward Merger is effected and Stockholders are entitled to receive the Stock Merger Consideration, holders of Shares issued and outstanding immediately prior to the Effective Time will not be entitled to demand an appraisal of such Shares in accordance with Section 262 of the DGCL. In the event the Reverse Merger is effected and Stockholders are entitled to receive the Cash Merger Consideration, Shares issued and outstanding immediately prior to the Effective Time held by a holder (if any) who has the right to demand, and who has properly demanded, an appraisal of such Shares in accordance with Section 262 of the DGCL (or any successor provision) ("Dissenting Shares") will not be converted into the right to receive the Cash Merger Consideration unless such holder fails to perfect or otherwise loses such holder's right to such appraisal, if any. In accordance with Section 262 of the DGCL, such demand must be made prior to the Special Meeting even though the determination as to whether there will be a Reverse Merger will not be made until after the Special Meeting. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each Dissenting Share of such holder will be treated as a Share that has been converted, as of the Effective Time, into the right to receive the Cash Merger Consideration in accordance with the terms of the Merger Agreement.

THE STOCK OPTION AGREEMENT

  The Stock Option Agreement provides for the grant by Eckerd to JCPenney of an irrevocable option (the "Stock Option") to purchase up to 10,554,786 Shares, or such other number of Shares as equals 15% of the issued and outstanding Shares at the time of exercise of the Stock Option, at a price of $35 per Share (the "Exercise Price"), payable in cash in accordance with the terms of the Stock Option Agreement.

  The Stock Option Agreement provides that the Stock Option may be exercised by JCPenney, in whole or in part, at any time or from time to time (a) after the Merger Agreement is terminated pursuant to a Trigger Event (as defined in the Stock Option Agreement) or (b) after Omega accepts for payment and pays for Shares pursuant to the Offer and prior to the Effective Time. The Stock Option Agreement further provides that the Stock Option may not be exercised if JCPenney or, in the case of the Merger Agreement, JCPenney or Omega, is in material breach of any of their respective representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Merger Agreement.

  The Stock Option Agreement provides that, at the request of JCPenney at any time during which the Stock Option is exercisable (the "Repurchase Period"), Eckerd will repurchase from JCPenney the Stock Option, or any portion thereof, for a price equal to the amount by which the Market/Tender Offer Price (as defined in the Stock Option Agreement) for Shares as of the date JCPenney gives notice of its intent to exercise its right to "put" the Stock Option to Eckerd exceeds the Exercise Price, multiplied by the number of Shares purchasable pursuant to the Stock Option (or portion thereof with respect to which JCPenney is exercising its right to "put" the Stock Option to Eckerd).

  The Stock Option Agreement provides that in no event will JCPenney's Total Profit (as defined therein) exceed $20 million and, if it otherwise would exceed such amount, JCPenney, at its sole election, will either (i) deliver to Eckerd for cancellation Shares previously purchased by JCPenney, (ii) pay cash or other consideration to Eckerd, or (iii) undertake any combination thereof, so that JCPenney's Total Profit will not exceed $20 million after taking into account the foregoing actions. Further, the Stock Option may not be exercised for a number of Shares as would, as of the date of the exercise notice, result in a Notional Total Profit (as defined in the Stock Option Agreement) of more than $20 million, and, if exercise of the Stock Option otherwise would exceed such amount, JCPenney, at its discretion, may increase the price per Share to be paid by JCPenney pursuant to the Stock Option for that number of Shares set forth in the exercise notice so that the Notional Total Profit will not exceed $20 million. See "STOCK OPTION AGREEMENT".

REGULATORY APPROVALS REQUIRED

  Certain aspects of the Merger will require notifications to, and/or approvals from, certain federal authorities. There can be no assurance that regulatory approvals will be granted.

  Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Eckerd and JCPenney each filed with the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") a Notification and Report Form with respect to the Merger on November 6, 1996. On November 21, 1996, the waiting period under the HSR Act expired without a request from the FTC for additional information. On December 6, 1996, the FTC accepted (subject to public comment) an Agreement Containing Consent Order that requires JCPenney to divest certain Rite Aid drug stores and Kerr Drug stores in North Carolina and South Carolina, which divestiture is not itself a condition to consummation of the Merger pursuant to the Merger Agreement.

CERTAIN TRANSACTIONS; CONFLICTS OF INTEREST

  The executive officers of Eckerd and certain of the directors of Eckerd have interests in the Merger in addition to their interests as Stockholders. Such interests relate to, among other things, provisions in the Merger Agreement regarding the receipt of salary and bonus payments under existing employment agreements, the exchange of exercisable outstanding options to purchase Shares for cash or exercisable options to purchase shares of JCPenney Common Stock and the acceleration of the exercisability of outstanding options to purchase Shares.

  Francis A. Newman, Chief Executive Officer, President and Chief Operating Officer of Eckerd ("Newman"), Eckerd and JCPenney have entered into an amendment to Newman's employment agreement, which provides that upon consummation of the Merger, among other things, (i) such employment agreement will be extended from a term of twelve months to a term of three years commencing upon consummation of the Merger, (ii) Newman will become a member of JCPenney's Management Committee, (iii) Newman will not be able to terminate such employment agreement for Good Reason (as defined therein) until at least one year following a Change of Control (as defined therein), (iv) the definition of Good Reason will be amended and (v) JCPenney will guarantee the performance of Eckerd's obligations under such employment agreement.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  Eckerd Selected Historical Consolidated Financial Data. Set forth below is certain selected historical consolidated financial data with respect to Eckerd excerpted or derived from financial information contained in Eckerd's Form 10-K and Eckerd's Third Quarter Form 10-Q. More comprehensive financial information is included in Eckerd's Form 10-K, Eckerd's Third Quarter Form 10-Q and other documents filed by Eckerd with the Commission. The financial information that follows is qualified in its entirety by reference to Eckerd's Form 10-K, Eckerd's Third Quarter Form 10-Q and such other documents, including the financial statements and related notes therein.

                       ECKERD CORPORATION & SUBSIDIARIES
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               AT OR FOR THE
                                                                                              39 WEEKS ENDED
                                               FISCAL YEAR ENDED                                (UNAUDITED)
                          --------------------------------------------------------------  -----------------------
                          FEBRUARY 3, JANUARY 28,  JANUARY 29,  JANUARY 30,  FEBRUARY 1,  NOVEMBER 2, OCTOBER 28,
                             1996        1995         1994         1993         1992         1996        1995
                          ----------- -----------  -----------  -----------  -----------  ----------- -----------
SUMMARY OF EARNINGS DATA
Sales and other
 operating revenue......  $4,997,073  $4,589,517   $4,228,747   $3,923,750   $3,774,852   $3,887,422  $3,523,225
Cost of sales, including
 store occupancy,
 warehousing and
 delivery expense.......   3,874,723   3,484,627    3,213,583    2,933,202    2,773,545    3,043,658   2,739,733
Earnings (loss) before
 income taxes and
 extraordinary items....     123,383      87,084       43,969       (2,021)       3,904       85,636      58,099
Net earnings (loss) for
 year...................      93,477      47,808       (2,941)      (4,123)       2,657       66,796      42,189
Net earnings (loss) per
 common share...........        1.36         .74         (.13)        (.28)        (.16)         .93         .62
BALANCE SHEET DATA
Total current assets....     918,006     834,873      876,667      825,252      782,580    1,070,996     963,882
Total assets............   1,490,699   1,342,347    1,420,137    1,418,922    1,412,249    1,688,849   1,538,824
Total current
 liabilities............     597,388     554,584      570,079      458,225      453,963      661,610     580,116
Total liabilities.......   1,435,958   1,465,089    1,599,159    1,622,213    1,640,602    1,564,657   1,535,290
Total stockholders'
 equity (deficit).......      54,741    (122,742)    (179,022)    (243,291)    (228,353)     124,192       3,534

  JCPenney Selected Historical Consolidated Financial Data. Set forth below is certain selected historical consolidated financial data with respect to JCPenney excerpted or derived from financial information contained in JCPenney's Form 10-K and JCPenney's Third Quarter Form 10-Q. More comprehensive financial information is included in JCPenney's Form 10-K, JCPenney's Third Quarter Form 10-Q and other documents filed by JCPenney with the Commission. The financial information that follows is qualified in its entirety by reference to JCPenney's Form 10-K, JCPenney's Third Quarter Form 10-Q and such other documents, including the financial statements and related notes therein.

                           J. C. PENNEY COMPANY, INC.
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                                           AT OR       AT OR       AT OR FOR THE
                                AT OR FOR THE           FOR THE 53  FOR THE 52    39 WEEKS ENDED
                                52 WEEKS ENDED          WEEKS ENDED WEEKS ENDED     (UNAUDITED)
                          --------------------------    ----------- -----------  -----------------
                          JAN. 27, JAN. 28, JAN. 29,     JAN. 30,    JAN. 25,    OCT. 26, OCT. 28,
                            1996     1995     1994         1993        1992        1996     1995
                          -------- -------- --------    ----------- -----------  -------- --------
                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Total revenue...........  $21,419  $21,082  $19,578       $18,515     $16,648    $15,233  $14,559
Income before
 extraordinary items and
 cumulative effect of an
 accounting change......      838    1,057      944(a)        777         264(b)     471      512
Fully diluted income per
 share before
 extraordinary items and
 cumulative effect of an
 accounting change......     3.33     4.05     3.55(a)       2.95         .99(b)    1.89     2.02
BALANCE SHEET DATA
Total assets............   17,102   16,202   14,788        13,467      12,444     19,370   17,857
Long-term debt..........    4,080    3,335    2,929         3,171       3,354      4,663    4,023
Stockholders' Equity....    5,884    5,615    5,365         4,705       4,188      6,297    5,664
Cash dividends per
 common share...........     1.92     1.68     1.44          1.32        1.32       1.56     1.44
Book value per share....    24.76    23.45    21.53         19.17       17.33      25.83    23.97

--------
(a) Including the effect of an extraordinary charge and the cumulative effect of an accounting change, net income was $940 million, or $3.53 per share, on a fully diluted basis.
(b) Including the cumulative effect of an accounting change, net income was $80 million, or $.20 per share, on a fully diluted basis.

RECENT DEVELOPMENTS

  JCPenney December Sales Data. Set forth below is certain unaudited financial data for JCPenney's sales with respect to the four, nine and 48 weeks ended December 28, 1996. This financial information should be read in conjunction with JCPenney's Form 10-K and JCPenney's Third Quarter Form 10-Q.

  Total sales for JCPenney for the four weeks ended December 28, 1996 increased
23.2 per cent to $3,572 million from $2,900 million in the comparable 1995 period. Sales of JCPenney stores for the month increased 8.2 per cent to $2,475 million from $2,288 million in the 1995 period. On a comparable store basis, that is stores open at least a year, sales increased 6.2 per cent. Drug store sales include all of the sales of Eckerd stores since December 15, 1996, reflecting the December acquisition of 50.1 per cent of the total number of outstanding Shares.

  Total JCPenney sales for the combined November and December periods comprising nine weeks increased 15.0 per cent to $6,458 million from $5,617 million in the comparable 1995 period. For JCPenney's fiscal 48 weeks ended December 28, 1996, sales of JCPenney stores increased 4.6 per cent to $14,894 million from $14,245 million for the 48 weeks ended December 30, 1995. On a comparable store basis, sales increased 2.9 per cent.

                                 SALES SUMMARY
                             (AMOUNTS IN MILLIONS)

                                              PERIOD ENDED    PER CENT INCREASE
                                            ----------------- ------------------
                                            DEC. 28, DEC. 30,  ALL   COMPARATIVE
                                              1996     1995   UNITS     UNITS
                                            -------- -------- ------ -----------
FOUR WEEKS
----------
JCPenney Stores............................ $ 2,475  $ 2,288     8.2     6.2
Catalog....................................     519      433    19.8
Drug Stores................................     578      179  +100.0     5.9
                                            -------  -------
Total Company..............................   3,572    2,900    23.2
NINE WEEKS
----------
JCPenney Stores............................   4,489    4,213     6.5     4.5
Catalog....................................   1,078    1,036     4.0
Drug Stores................................     891      368  +100.0     5.8
                                            -------  -------
Total Company..............................   6,458    5,617    15.0
48 WEEKS
--------
JCPenney Stores............................  14,894   14,245     4.6     2.9
Catalog....................................   3,595    3,589     0.2
Drug Stores................................   2,465    1,714    43.8     6.9
                                            -------  -------
Total Company..............................  20,954   19,548     7.2

  JCPenney will record a non-recurring charge to earnings in the fourth quarter of the 1996 fiscal year of approximately $175 million to $200 million after-tax. This charge is related to the integration of recent drug store acquisitions and the planned divestiture of certain drug stores in North Carolina and South Carolina in accordance with JCPenney's agreement with the FTC.

  Repurchase of JCPenney Common Stock. Pursuant to the authority granted by the Board of Directors of JCPenney (the "JCPenney Board"), since November 2, 1996, the date of execution of the Merger Agreement, JCPenney has repurchased, from time to time, an aggregate of 7.5 million shares of JCPenney Common Stock at an average purchase price of $48.82 per share (the "Share Repurchase"). The Share Repurchase was completed on January 21, 1997.

                            UNAUDITED HISTORICAL AND
                            PRO FORMA PER SHARE DATA

  The following table shows comparative per share information for JCPenney and Eckerd on both a historical and a pro forma basis for the periods presented. The unaudited pro forma per share information is presented to show the pro forma effects of the Merger and the Share Repurchase (the Merger and the Share Repurchase being hereinafter collectively referred to as the "Merger Transactions"). The Merger will be reported using the purchase method of accounting for business combinations. Pro forma income before extraordinary items and dividends per share are presented as if the Merger Transactions had occurred at the beginning of the periods shown below and book value per share is presented as if the Merger Transactions had occurred as of the dates shown below. The pro forma information does not reflect any cost savings expected from the Merger, which JCPenney believes should be at least $100 million per year once the drug store operations are fully integrated. Additionally, the pro forma information does not reflect any revenue enhancements that may be realized as a result of the Merger. See "THE MERGER--Certain Forward-Looking Information". Such pro forma information assumes that approximately 35.1 million Shares and approximately 3.6 million Eckerd employee stock options were outstanding after completion of the Offer, and that such Shares and stock options will be converted into shares of JCPenney Common Stock at a conversion rate of 0.6604 shares of JCPenney Common Stock for each Share. The pro forma per share information is based on the respective historical consolidated financial statements of JCPenney and Eckerd and should be read in conjunction with such consolidated financial statements together with the related notes to the consolidated financial statements which are incorporated by reference in this Proxy Statement/Prospectus, and the selected historical consolidated financial information shown elsewhere in this Proxy Statement/Prospectus.

                                                                      ECKERD
                              JCPENNEY     ECKERD       JCPENNEY    EQUIVALENT
                             HISTORICAL HISTORICAL(A) PRO FORMA(B) PRO FORMA(C)
                             ---------- ------------- ------------ ------------
COMPARATIVE PER SHARE DATA:
Fully diluted income before
 extraordinary items per
 common share for the:
  39 weeks ended October
   26, 1996................    $ 1.89       $ .93        $ 1.56       $ 1.03
  52 weeks ended January
   27, 1996................      3.33        1.50          2.78         1.84
Cash dividends per common
 share for the:
  39 weeks ended October
   26, 1996................      1.56         --           1.56         1.03
  52 weeks ended January
   27, 1996................      1.92         --           1.92         1.27
Book value per common share
 as of:
  October 26, 1996.........     25.83        1.76         27.65        18.26
  January 27, 1996.........     24.76         .78         27.24        17.99

--------
(a) With respect to Eckerd historical financial data, fully diluted income before extraordinary items per common share reflects the 39 weeks ended November 2, 1996 and the 53 weeks ended February 3, 1996 and book value per common share is reflected as of November 2, 1996 and February 3, 1996. All Eckerd historical per share calculations give effect to the two for one stock split which occurred on May 13, 1996 for Stockholders of record on April 22, 1996.
(b) The unaudited pro forma comparative per share data is calculated based on
    (i) the average number of fully diluted outstanding shares of JCPenney Common Stock for the respective periods assuming the Merger Transactions occurred effective at the beginning of the respective periods for income before extraordinary items per common share and (ii) the number of outstanding shares of JCPenney Common Stock as of the respective dates assuming the Merger Transactions occurred effective as of such dates for book value per common share.
(c) Eckerd's equivalent pro forma per share amounts are calculated by multiplying the respective JCPenney pro forma per share amounts by the assumed conversion ratio of 0.6604.

  The preceding pro forma per share data has been prepared assuming consummation of the Forward Merger. In the event that the Reverse Merger is effected, the Merger would be solely a cash transaction and accordingly, the pro forma per share data would differ as follows: (i) JCPenney pro forma fully diluted income before extraordinary items per common share would remain approximately the same for the 39 weeks ended October 26, 1996, and increase to $2.83 for the 52 weeks ended January 27, 1996, and (ii) JCPenney pro forma book value per common share would decrease to $25.10 as of October 26, 1996 and to $24.63 as of January 27, 1996.

COMPARATIVE MARKET PRICES AND DIVIDENDS

  The Shares and shares of JCPenney Common Stock are listed and principally traded on the NYSE. The tables below set forth, for the fiscal quarters indicated, the high and low sale prices of the Shares and shares of JCPenney Common Stock as reported on the NYSE Composite Tape, in each case based on published financial sources, and the respective dividends declared on such stock.

                                                                     ECKERD
                                                                  COMMON STOCK
                                                                  -------------
                                                                   HIGH   LOW
                                                                  ------ ------
1994--Fiscal Year Ended January 28, 1995
  Quarter ended April 30......................................... $12.00 $ 9.25
  Quarter ended July 30..........................................  12.62   9.06
  Quarter ended October 29.......................................  15.75  11.62
  Quarter ended January 28.......................................  16.00  12.69
1995--Fiscal Year Ended February 3, 1996
  Quarter ended April 29.........................................  15.12  12.25
  Quarter ended July 29..........................................  17.31  14.19
  Quarter ended October 28.......................................  21.00  16.31
  Quarter ended February 3.......................................  22.37  19.06
1996--Fiscal Year Ended February 1, 1997
  Quarter ended May 4............................................  25.62  21.31
  Quarter ended August 3.........................................  25.87  19.75
  Quarter ended November 2.......................................  28.87  22.25
  Quarter ended February 1, 1997 (through January 22)............  34.87  30.12

  Eckerd has not paid or declared any cash dividends on the Shares during the periods set forth above.

                                                               JCPENNEY
                                                             COMMON STOCK
                                                          -------------------------
                                                          HIGH    LOW     DIVIDENDS
                                                          ----    ----    ---------
1994--Fiscal Year Ended January 28, 1995
  Quarter ended April 30................................. $59     $50 7/8   $.42
  Quarter ended July 30.................................. 54 3/4   47 1/2    .42
  Quarter ended October 29............................... 54 1/4    47       .42
  Quarter ended January 28...............................  52      39 7/8    .42
1995--Fiscal Year Ended January 27, 1996
  Quarter ended April 29................................. 46 1/2   40 7/8    .48
  Quarter ended July 29..................................  50      42 5/8    .48
  Quarter ended October 28............................... 49 3/4   43 1/8    .48
  Quarter ended January 27............................... 49 1/8   41 5/8    .48
1996--Fiscal Year Ended January 25, 1997
  Quarter ended April 27................................. 51 7/8   45 3/4    .52
  Quarter ended July 27.................................. 53 3/8   47 1/4    .52
  Quarter ended October 26............................... 54 1/8   49 1/4    .52
  Quarter ended January 25 (through January 22)...........54 1/2   46 1/4     --

  On November 1, 1996, the last full day of trading prior to the public announcement of the proposed Merger, the closing prices on the NYSE Composite Tape of the Shares and of JCPenney Common Stock were $28.875 per share and $53.00 per share, respectively. On January 22, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price on the NYSE Composite Tape of the Shares and of JCPenney Common Stock were $32.00 per share and $49.00 per share, respectively.

  Stockholders are urged to obtain a current market quotation for their Shares and the JCPenney Common Stock.

  It is a condition to Eckerd's and JCPenney's respective obligations to consummate the Merger that the shares of JCPenney Common Stock to be issued pursuant to this Proxy Statement/Prospectus shall have been approved for listing on the NYSE, subject to official notice of issuance.

                              THE SPECIAL MEETING

PURPOSE OF SPECIAL MEETING

  This Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Eckerd Board for use at the Special Meeting and any adjournments or postponements thereof. The purpose of the Special Meeting is to consider and vote upon the approval and adoption of the Merger Agreement and to transact such other business as may properly come before the Meeting.

  THE ECKERD BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS, UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

  This Proxy Statement/Prospectus also constitutes a prospectus furnished by JCPenney with respect to shares of JCPenney Common Stock to be issued to holders of Shares upon consummation of the Merger.

DATE, PLACE AND TIME

  The Special Meeting will be held at Eckerd's offices at 8333 Bryan Dairy Road, Largo, Florida 33777, on February 27, 1997, commencing at 10:30 a.m., local time.

RECORD DATE; QUORUM

  The Eckerd Board has fixed the close of business on January 28, 1997 as the Record Date for the determination of Stockholders entitled to notice of, and to vote at, the Special Meeting. As of the Record Date, there were issued and outstanding approximately 70,422,169 Shares entitled to vote at the Special Meeting. Each holder of Shares outstanding on the Record Date is entitled to one vote for each Share so held, exercisable in person or by properly executed and delivered proxy, at the Special Meeting. The presence of the holders of at least a majority of the Shares outstanding on the Record Date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for purposes of the Special Meeting.

VOTES REQUIRED

  The affirmative vote of the holders of at least a majority of the outstanding Shares entitled to vote at the Special Meeting is required to approve and adopt the Merger Agreement.

  As of the Record Date, Omega was the beneficial owner of 35,279,919 Shares, representing approximately 50.1% of the outstanding Shares entitled to vote at the Special Meeting. Pursuant to the Merger Agreement, JCPenney and Omega have agreed to vote such Shares in favor of the approval and adoption of the Merger Agreement. As a result, the requisite vote of the holders of Shares to approve and adopt the Merger Agreement is assured.

  As of the Record Date, directors and executive officers of Eckerd and their affiliates were beneficial owners of an aggregate of 2,493,839 Shares (approximately 3.48% of the Shares then outstanding). The directors and executive officers of Eckerd who own Shares have indicated that they intend to vote their Shares in favor of approval and adoption of the Merger Agreement.

  The Merger Agreement to be considered at the Special Meeting involves a matter of great importance to the Stockholders. Accordingly, Stockholders are urged to read and carefully consider the information presented in this Proxy Statement/Prospectus and are urged to complete, date, sign and promptly return the enclosed proxy card in the accompanying prepaid envelope.

  STOCK CERTIFICATES SHOULD NOT BE SENT WITH THE ENCLOSED PROXY CARD. IF THE MERGER IS CONSUMMATED, STOCKHOLDERS WILL BE FURNISHED INSTRUCTIONS FOR EXCHANGING THEIR SHARES FOR SHARES OF JCPENNEY COMMON STOCK IF THE FORWARD MERGER IS CONSUMMATED OR CASH IF THE REVERSE MERGER IS CONSUMMATED.

PROXIES; VOTING AND REVOCATION

  Each properly executed proxy received prior to the vote at the Special Meeting will be voted in the manner directed therein by the holder of Shares. A holder of Shares may vote by proxy if he or she is unable to attend the Special Meeting in person, or wishes to have his or her Shares voted by proxy even if he or she does attend the Special Meeting. IF A PROXY IS SUBMITTED BUT NO DIRECTIONS ARE GIVEN THEREIN, SHARES REPRESENTED BY THE PROXY WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  BECAUSE THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY STOCKHOLDERS REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES OUTSTANDING AS OF THE RECORD DATE, THE FAILURE TO SUBMIT A PROXY, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.

  A proxy may be revoked by the person giving such proxy at any time before it is exercised by (i) providing written notice of such revocation to the Secretary of Eckerd, (ii) submitting a proxy having a later date or
(iii) appearing at the Special Meeting and voting in person.

DISSENTERS' RIGHTS

  If the Reverse Merger is effected and Stockholders are entitled to receive the Cash Merger Consideration, holders of Shares entitled to vote at the Special Meeting will have the right to dissent to the Merger and to obtain payment for their Shares by complying with the provisions of Section 262 of the DGCL, a copy of which is attached as Annex D to the Proxy Statement/Prospectus. While the determination as to whether the Reverse Merger will be effected will be made after the Special Meeting, in order to preserve their rights, Stockholders who wish to exercise their statutory appraisal rights must submit a written demand for appraisal prior to the Special Meeting and comply with the other procedural requirements of Section 262. The Dissenting Shares will not be converted into the right to receive the Cash Merger Consideration unless a holder thereof fails to perfect or otherwise loses such holder's right to such appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each Dissenting Share of such holder shall be treated as a Share that has been converted as of the Effective Time into the right to receive the Cash Merger Consideration in accordance with the terms of the Merger Agreement. In the event the Forward Merger is effected and Stockholders are entitled to the Stock Merger Consideration, holders of Shares issued and outstanding immediately prior to the Effective Time will not be entitled to demand an appraisal of such Shares in accordance with Section 262 of the DGCL.

SOLICITATION OF PROXIES

  Eckerd will pay the expenses of soliciting proxies from the holders of Shares. This solicitation is being made by mail, telephone, telegram and other means of communication. Officers and employees of Eckerd may also take part in the solicitation, but will not receive additional compensation for doing so other than reimbursement of any out-of-pocket expenses incurred in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Shares held of record by such persons, and Eckerd will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. Except as disclosed herein, neither Eckerd nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf concerning the Merger.

                     STOCKHOLDERS OF ECKERD SHOULD NOT SEND
                 ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS

OTHER MATTERS

  The Eckerd Board knows of no other matters that will be presented for action at the Special Meeting. If, however, any other matter properly comes before the Special Meeting, the persons named in the proxy or their substitutes will vote thereon in accordance with their discretion.

                                  THE MERGER

GENERAL

  The following information with respect to the Merger is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is included in this Proxy Statement/Prospectus as Annex A and incorporated herein by reference. The Merger Agreement sets forth the terms and conditions upon which the Merger is to be effected.

  If the Merger Agreement is approved and adopted by the holders of a majority of the outstanding Shares entitled to vote at the Special Meeting, Eckerd will be merged with and into Omega or, depending upon certain conditions, Omega will be merged with and into Eckerd.

MERGER CONSIDERATION

  Pursuant to the Merger, each outstanding Share (excluding Shares owned, directly or indirectly, by Eckerd, JCPenney, Omega or any other subsidiary of JCPenney and, in the case of the Reverse Merger, Dissenting Shares) will be converted into the right to receive (i) if the Stock Condition has been satisfied and the Forward Merger is effected, 0.6604 shares of JCPenney Common Stock or such other number of shares of JCPenney Common Stock to which such number shall have been increased in accordance with the Merger Agreement, or
(ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, $35.00 in cash, without interest.

  The Merger Agreement provides that if the Stock Condition is satisfied, the Forward Merger will be effected at the Effective Time; provided, however, that if the Stock Condition has not been satisfied, the Reverse Merger will be effected. The "Stock Condition" will be satisfied if (i) the aggregate market value of the shares of JCPenney Common Stock deliverable upon consummation of the Forward Merger, based upon the closing price of such stock on the NYSE Composite Tape on the date immediately prior to the Effective Time, is at least 45% of the sum of (y) the Stock Value and (z) the aggregate amount paid by Omega to purchase Shares pursuant to the Offer, and (ii) legal counsel to JCPenney delivers to JCPenney, and legal counsel to Eckerd delivers to Eckerd, opinions that the Forward Merger will constitute a "tax-free reorganization" as more fully described in the Merger Agreement. Notwithstanding the foregoing, JCPenney may, in its sole discretion, increase the number of shares of JCPenney Common Stock into which the Shares will be converted in the Forward Merger so as to satisfy the Stock Condition. At the Effective Time, if the Forward Merger is effected, the separate existence of Eckerd shall cease and Omega shall continue as the surviving corporation under the name "Eckerd Corporation" or, if the Reverse Merger is effected, the separate existence of Omega shall cease and Eckerd shall continue as the surviving corporation. The Merger will become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger.

  As noted above, if the Stock Condition is satisfied and the Forward Merger is effected, each remaining outstanding Share will be converted into the right to receive the Stock Merger Consideration. Because the market value of the Stock Merger Consideration to be received in the Forward Merger will depend upon the market value of JCPenney Common Stock at the Effective Time, there can be no assurance that the market value of the Stock Merger Consideration will be equal to or greater than $35.00 (the amount of the Offer Price and of the Merger Consideration if the Reverse Merger is effected). In order for the Stock Condition to be satisfied, the aggregate market value of the shares of JCPenney Common Stock deliverable upon consummation of the Forward Merger must be equal to at least 45% of the total value of the consideration to be paid in the transaction. Based on the number of Shares outstanding as of the date of this Proxy Statement/Prospectus and the exchange rate for the Stock Merger Consideration, in order for the Stock Condition to be satisfied, the market price per share of JCPenney Common Stock on the date immediately prior to the Effective Time must be at least $43.54, resulting in a market value of $28.75 per Share in the Merger. If the market price per share of JCPenney Common Stock on the date immediately prior to the Effective Time is less than $43.54, and JCPenney elects not to issue additional shares of JCPenney Common Stock in the Merger in order to satisfy the Stock Condition, the Reverse Merger will be effected and each Share will be converted into the right to receive $35.00 in cash. As a result of the foregoing, if the Forward Merger is effected, each Stockholder would have the right to receive for each Share shares of JCPenney Common Stock with a market value at the Effective Time of not less than $28.75. However, if the market price of the shares of JCPenney Common Stock on the date immediately prior to the Effective Time is greater than $43.54, the market value of the shares of JCPenney Common Stock to be received in the Forward Merger would exceed $28.75 per Share. For example, if the market price per share of JCPenney Common Stock on the date immediately prior to the Effective Time was $45.00, $50.00 or $55.00, each Share would be converted at the Effective Time into the right to receive shares of JCPenney Common Stock with a market value of $29.72, $33.02 or $36.32, respectively. Based on the market price of JCPenney Common Stock on January 22, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, each Share would be converted into the right to receive shares of JCPenney Common Stock with a market value of $32.36. See "THE MERGER AGREEMENT-- Consideration to be Paid in the Merger".

BACKGROUND OF THE MERGER

  For some time prior to entering into discussions with JCPenney with respect to a possible transaction between Eckerd and JCPenney, Eckerd had been engaged in sporadic discussions with representatives of another company involved in the drug store industry ("Company A") concerning the possibility of a transaction between Eckerd and Company A.

  In early 1996, Eckerd retained Merrill Lynch to assist Eckerd in evaluating any acquisition proposals that might be received by Eckerd from Company A.

  In May 1996, Company A made a proposal to acquire Eckerd, which was presented by management to the Eckerd Board together with a presentation by Merrill Lynch with respect to the financial terms of that proposal. Following discussion by the Eckerd Board, the proposal was rejected on the grounds that the consideration offered by Company A was of insufficient value. Following that rejection, discussions with Company A terminated. Following such termination, Company A, from time to time, expressed its continuing interest in acquiring Eckerd.

  During the summer and fall of 1996, in light of the continuing consolidation in the drug store industry and the potential negative impact on Eckerd of increased competition from the ever larger competitors resulting from such consolidations, management and the Eckerd Board began to consider various strategic alternatives. Merrill Lynch continued to assist Eckerd in its consideration of various alternatives. In early October 1996, Eckerd learned that JCPenney might have some interest in acquiring Eckerd, and authorized Merrill Lynch to contact JCPenney to explore whether JCPenney would be interested in pursuing a transaction with Eckerd. On October 24, 1996, Merrill Lynch was formally retained by Eckerd.

  On October 3, 1996, Mr. Turley, Eckerd's Chairman, and Mr. Newman, Eckerd's President and Chief Executive Officer, received a proposal from Company A to acquire Eckerd. Messrs. Turley and Newman expressed their disappointment as to the terms of that proposal.

  On October 10, 1996, Messrs. Turley and Newman met with Messrs. Oesterreicher, McKay and Fesperman, Vice Chairman and Chief Executive Officer, Senior Vice President and Chief Financial Officer, and Senior Vice President, Director of Support Services and Subsidiary Operations, respectively, of JCPenney in Dallas, Texas. At that meeting, the representatives of JCPenney expressed interest in pursuing an acquisition of Eckerd. On October 11, 1996, Messrs. Turley and Oesterreicher discussed by telephone various aspects of a possible transaction.

  On October 16, 1996, Messrs. Fesperman and McKay, as well as Mr. Lotter, Executive Vice President and General Counsel of JCPenney, met with Mr. Newman and Mr. Wright, Executive Vice President and Chief Financial Officer of Eckerd, in New York City to further discuss the possibility of a transaction between Eckerd and JCPenney. Eckerd's financial advisors and JCPenney's financial and legal advisors also attended that meeting.

  On October 16, 1996, Eckerd and JCPenney also executed a mutual
Confidentiality Agreement. Over the next two weeks, as part of Eckerd's and JCPenney's due diligence review of each other, there were various contacts between Eckerd and JCPenney in order to obtain additional information about each other.

  As part of JCPenney's and Eckerd's continuing due diligence investigation of each other, on October 18 and 19, 1996, Mr. Fesperman, Mr. Hannan, President and Chief Executive Officer of Thrift Drug, Mr. Cerra, Executive Vice President, Merchandise and Distribution of Thrift Drug, and Mr. Civello, President of Stores of Thrift Drug, met with Messrs. Newman and Wright, as well as Mr. Simmons, Vice President and Controller of Eckerd, and Mr. Gladysz, Vice President and Treasurer of Eckerd, in St. Petersburg, Florida. The financial advisors to JCPenney participated in the second day of that meeting to review various financial information relating to Eckerd.

  On October 21, 1996, the Eckerd Board held a telephonic meeting, during which, among other things, the Eckerd Board members were updated as to the continuing consolidation in the drug store industry. The Eckerd Board members were also informed of the discussions that had occurred between Eckerd and JCPenney, as well as recent discussions that had occurred between Eckerd and Company A. Board members were told that discussions with these companies were preliminary. Following discussion among the Board members, the Eckerd Board authorized management to continue to pursue discussions with both JCPenney and Company A.

  During the weekend of October 26 and 27, 1996, Mr. Turley called each member of the Eckerd Board to inform them of the continuing discussions between representatives of Eckerd and each of JCPenney and Company A, as well as certain related matters.

  On October 26, 1996, Mr. Newman and Mr. Oesterreicher had a telephone conversation regarding possible structures of a transaction between Eckerd and JCPenney, including whether a portion of any consideration should be tax free to the Stockholders.

  On October 29, 1996, Mr. Turley met with the Chief Executive Officer of Company A. During that meeting, Company A made a revised proposal to acquire Eckerd for a price of $33 per Share, payable 50% in cash and 50% in stock of Company A (which is publicly traded). Company A's proposed acquisition would be structured as a cash tender offer followed by a back-end merger at a fixed exchange ratio.

  Later during the day of October 29, 1996, Mr. Turley met with Mr. McKay and Mr. Lotter and Eckerd's and JCPenney's respective financial advisors in New York City to further discuss the terms of a possible transaction, including the price at which JCPenney might be interested in acquiring Eckerd. At that meeting, JCPenney made a proposal to acquire Eckerd in a transaction that was similarly structured to the transaction being discussed with Company A, but at a higher value. JCPenney had previously been advised that another entity had also expressed an interest in acquiring Eckerd, although neither the identity of Company A nor the price or terms of its proposal were disclosed. JCPenney was also advised that the Eckerd Board would consider both proposals at its meeting on October 31, 1996.

  In advance of the meeting with each of Company A and JCPenney, Mr. Turley had encouraged each of them to make its best and final offer for Eckerd.

  In the afternoon of October 29, 1996, the Board held a telephonic meeting to inform the Board members of the proposals that had been received from JCPenney and Company A.

  During the evening of October 29, 1996, JCPenney provided Eckerd and its advisors with drafts of a Merger Agreement, a Stock Option Agreement and a proposed employment agreement for Mr. Newman.

  In conversations with Company A on October 30, 1996, Company A was advised that its proposal was being considered in light of another proposal that had been received by Eckerd, and that the Board would consider both proposals at its meeting on October 31, 1996. Again, neither the identity of JCPenney nor the price or terms of its proposal were disclosed. Company A confirmed that its outstanding proposal constituted its best and final proposal for Eckerd.

  During the period of October 30 through November 2, representatives of Eckerd, JCPenney and their respective counsel met several times to negotiate the terms of the Merger Agreement and the Stock Option Agreement.

  At a Special Meeting of the Eckerd Board on October 31 and November 1, 1996, the Eckerd Board discussed both proposals in detail and Merrill Lynch made presentations to the Board comparing the financial terms of both proposals.

  On November 2, 1996, the Eckerd Board held a telephonic meeting to discuss the final terms of the Merger Agreement and the Stock Option Agreement. At that meeting, Merrill Lynch delivered its oral opinion to the Eckerd Board, subsequently confirmed in writing, to the effect that, and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the Stockholders pursuant to the Offer and the Merger, taken as a whole, was fair, from a financial point of view, to such Stockholders. The Eckerd Board voted unanimously to approve the Merger Agreement, the Offer at the Offer Price and the Merger, and to recommend that all Stockholders that wish to receive cash for their Shares accept the Offer and tender their Shares to Omega thereunder, and that Stockholders approve and adopt the Merger Agreement and the Merger. Following such approval, Eckerd, JCPenney and Omega entered into the Merger Agreement, Eckerd and JCPenney entered into the Stock Option Agreement, and Eckerd, JCPenney and Mr. Newman entered into the amendment to the Employment Agreement.

  On November 7, 1996, Omega commenced the Offer. At midnight on December 6, 1996, the Offer expired and Omega subsequently purchased 35,279,919 shares in the Offer.

JCPENNEY'S REASONS FOR THE MERGER

  JCPenney believes that the consummation of the Merger will provide a unique opportunity for JCPenney's growth in the drug store industry. The addition of Eckerd's 1,730 stores in 13 states in the Sunbelt to JCPenney's existing approximately 954 drug stores in the northeastern and southeastern United States will make JCPenney a stronger and more effective competitor in the rapidly consolidating drug store industry. The addition of the Eckerd drug store chain will not only significantly expand the geographic reach of JCPenney's drug store operations, but it is also expected that there will be significant synergy between Eckerd's and JCPenney's drug operations in the form of both cost savings and revenue enhancements. JCPenney believes that cost savings from the Merger should be at least $100 million per year once the operations are fully integrated, and will result from, among other things, enhanced purchasing efficiencies and the reduction of administrative, information systems, advertising and distribution expenditures. See "THE MERGER--Certain Forward-Looking Information".

CERTAIN FORWARD-LOOKING INFORMATION

  This Proxy Statement/Prospectus contains certain forward-looking information including information provided in "UNAUDITED HISTORICAL AND PRO FORMA PER SHARE DATA", "THE MERGER--JCPenney's Reasons for the Merger", and "UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF JCPENNEY". The Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for forward-looking information to encourage companies to provide prospective information about their companies without fear of litigation so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. JCPenney and Eckerd identify the following important factors which could cause JCPenney's and Eckerd's actual results to differ materially from any such results which might be projected, forecast, estimated or budgeted by JCPenney or Eckerd in forward-looking information. All of such factors are difficult to predict and many are beyond the control of JCPenney and Eckerd. Accordingly, while JCPenney and Eckerd believe that the assumptions underlying the forward-looking information are reasonable for purposes of the development of estimates of cost savings and revenue enhancements, there can be no assurances that such assumptions will approximate actual experience or that all such cost savings and revenue enhancements will be realized, and in such event, actual results could differ materially from the predictions herein. These important factors include: (i) future economic conditions in the regional and national markets in which JCPenney and Eckerd compete, including, among other things, changes in inflation rates, (ii) government regulation of the health care industry, including, among other things, legislation and regulation affecting the sale and distribution of, and reimbursement for, prescription drugs, and (iii) the ability to carry out marketing and sales plans.

RECOMMENDATION OF THE ECKERD BOARD; ECKERD'S REASONS FOR THE MERGER

  The Eckerd Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Stockholders, has approved the Merger Agreement and the Merger, and recommends that the Stockholders approve and adopt the Merger Agreement and the Merger.

  In approving the Merger Agreement and the Merger and recommending that Stockholders approve and adopt the Merger Agreement and the Merger, the Board considered a number of factors, including, but not limited to, the following:

    (i) the terms and conditions of the Merger Agreement;

    (ii) the presentations by management of Eckerd (at Eckerd Board meetings on October 31, November 1 and November 2, 1996 and at previous board meetings) regarding the financial condition, results of operations, business and prospects of Eckerd, including the prospects of Eckerd if Eckerd were to remain independent;

    (iii) the trading price of the Shares over the last three years, and that
  (A) the $35.00 per Share paid in the Offer represents a premium of approximately 21.2% over the $28 7/8 closing price for the Shares on the NYSE on November 1, 1996, the last trading day prior to the public announcement of the execution of the Merger Agreement, (B) the $35.00 per Share in cash or $35.00 per Share value of the consideration to be paid in the Merger (based on the closing price for the JCPenney Common Stock on the NYSE on November 1, 1996) represents a premium of approximately 21.2% over the closing trade price for the Shares on the NYSE on November 1, 1996 and
  (C) the proposal made by Company A was $2 lower per Share than that made by JCPenney;

    (iv) the views expressed by management and Merrill Lynch, that there appeared to be a limited number of parties with which Eckerd would be a good strategic fit, and that it was unlikely that any other party would propose a transaction that was more favorable to Eckerd and its Stockholders;

    (v) the presentations by Merrill Lynch at the October 31 and November 1 and November 2, 1996, Eckerd Board meetings and the oral opinion of Merrill Lynch on November 2, 1996, which opinion was subsequently confirmed in a written opinion dated the same date, to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the Stockholders pursuant to the Offer and the Merger, taken as a whole, is fair from a financial point of view to the Stockholders.

    (vi) the recommendation of management that the Offer and the Merger be approved;

    (vii) the Merger Agreement permits the Eckerd Board, in the exercise of its fiduciary duties, to engage in negotiations with or to furnish information to third parties in response to unsolicited, written alternative acquisition proposals after the date of the Merger Agreement;

    (viii) the Merger Agreement permitted the Eckerd Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior alternative acquisition proposal, although such termination would have triggered the payment by Eckerd of a fee of $90 million and the exercisability of the Stock Option (the right of the Eckerd Board to exercise this termination right expired on December 7, 1996); and

    (ix) the merger of Eckerd with Omega offers the opportunity for substantial synergy and the transaction structure allows the Stockholders to participate in the ownership of the combined entity, in the event that the Forward Merger is consummated.

  The Eckerd Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Eckerd Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  It is expected that, if the Merger is not consummated, Eckerd's current management, under the general direction of the Eckerd Board, will continue to manage Eckerd as an ongoing business in accordance with Eckerd's current long-term strategic plan.

  A copy of the written opinion of Merrill Lynch, dated the date of this Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch, is attached as Annex C to this Proxy Statement/Prospectus. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF MERRILL LYNCH CAREFULLY AND IN ITS ENTIRETY.

OPINION OF ECKERD'S FINANCIAL ADVISOR

  On November 2, 1996, Merrill Lynch delivered its oral opinion to the Eckerd Board, which opinion was subsequently confirmed in written opinions dated as of November 2, 1996 and the date of this Proxy Statement/Prospectus, to the effect that, as of such dates, and based upon the assumptions made, matters considered and limits of review as set forth in such opinions, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view. References herein to the "Merrill Lynch Opinion" refer to the written opinion of Merrill Lynch dated as of the date hereof.

  A COPY OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX C. HOLDERS OF SHARES ARE URGED TO READ THE MERRILL LYNCH OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE PAID TO HOLDERS OF SHARES PURSUANT TO THE OFFER AND THE MERGER, TAKEN AS A WHOLE, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO HOW SUCH STOCKHOLDER SHOULD VOTE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In arriving at the Merrill Lynch Opinion, Merrill Lynch, among other things,
(i) reviewed Eckerd's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended January 29, 1994, January 28, 1995 and February 3, 1996 and Eckerd's Forms 10-Q and the related unaudited financial information for the quarterly periods ending May 4, 1996, August 3, 1996 and November 2, 1996; (ii) reviewed JCPenney's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended January 29, 1994, January 28, 1995 and January 27, 1996 and JCPenney's Forms 10-Q and the related unaudited financial information for the quarterly periods ending April 27, 1996, July 27, 1996 and October 26, 1996; (iii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of Eckerd and/or JCPenney, as well as the cost savings and related synergies expected to result from the Merger, furnished to Merrill Lynch by Eckerd and/or JCPenney, respectively; (iv) conducted discussions with members of senior management of Eckerd and JCPenney concerning their respective businesses and prospects, including the cost savings and synergies expected to result from the Merger; (v) reviewed the historical market prices and trading activity for the Shares and the JCPenney Common Stock and compared them with that of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to Eckerd and JCPenney, respectively; (vi) compared the historical and projected results of operations of Eckerd and JCPenney with those of certain companies which Merrill Lynch deemed to be reasonably similar to Eckerd and JCPenney, respectively; (vii) compared the proposed financial terms of the transactions contemplated by the Merger Agreement with the financial terms of certain other mergers and acquisitions which Merrill Lynch deemed to be relevant; (viii) considered the pro forma effect of the Merger on JCPenney's earnings, consolidated capitalization and certain financial ratios;
(ix) reviewed the Merger Agreement; (x) reviewed the Stock Option Agreement; and (xi) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

  In preparing the Merrill Lynch Opinion, Merrill Lynch relied upon the accuracy and completeness of all information supplied or otherwise made available to it by or on behalf of Eckerd or JCPenney, or made publicly available by Eckerd or JCPenney and Merrill Lynch did not independently verify such information or undertake an independent evaluation or appraisal of the assets or liabilities of Eckerd or JCPenney nor was Merrill Lynch furnished with any such evaluation or appraisal. With respect to the financial forecasts and information related to cost savings and synergies expected to result from the Merger furnished to Merrill Lynch by Eckerd and/or JCPenney, Merrill Lynch assumed, with the consent of Eckerd, that they were reasonably prepared and reflected the best currently available estimates and judgments of the managements of Eckerd and/or JCPenney as to the expected future financial performance of their respective companies as well as the cost savings and synergies expected to result from the Merger. Merrill Lynch also assumed that the Forward Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Code. The Merrill Lynch Opinion is necessarily based upon market, monetary, general economic and other conditions as they existed on, and could be evaluated as of the date of, the Merrill Lynch Opinion.

  The matters considered by Merrill Lynch in arriving at the Merrill Lynch Opinion are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions, many of which are beyond the control of Eckerd and JCPenney, and involve the application of complex methodologies and educated judgment. Any estimates incorporated in the analyses performed by Merrill Lynch are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future.

  The following is a summary of the material portions of the financial and comparative analyses performed by Merrill Lynch in arriving at its oral opinion delivered to the Eckerd Board on November 2, 1996.

  Historical Stock Price Performance--Eckerd. Merrill Lynch reviewed the daily closing market price performance of the Shares, which prices were adjusted to reflect Eckerd's two-for-one stock split on May 13, 1996, over the period from August 1993 to October 1996 and compared such prices to the implied value of the aggregate consideration to be paid pursuant to the Offer and the Merger.

  Comparable Public Companies Analysis--Eckerd. Using publicly available information, Merrill Lynch compared certain financial and operating information (described below) for Eckerd with corresponding financial and operating information for two groups of publicly traded companies that Merrill Lynch deemed to be reasonably comparable to Eckerd: a multi-regional group (which, for purposes of this analysis, also included Eckerd) and a regional group. The companies included in the multi-regional comparable public companies analysis were: Eckerd, CVS Corporation, Revco D.S., Inc. ("Revco"), Rite Aid Corporation ("Rite Aid") and Walgreen Co. (collectively, the "Eckerd Multi-Regional Comparables") and the companies included in the Eckerd regional comparable public companies analysis were: Arbor Drugs, Inc., Genovese Drug Stores, Inc., and Longs Drug Stores Corporation (collectively, the "Eckerd Regional Comparables" and, together with the Eckerd Multi-Regional Comparables, the "Eckerd Comparables").

  Merrill Lynch compared the market price of the Eckerd Comparables as a multiple of the estimated fiscal year 1996 and fiscal year 1997 earnings per share ("EPS"), based on estimates obtained from First Call ("First Call") (and arithmetically adjusted by Merrill Lynch to reflect a January/February year-
end) and the market value of the Eckerd Comparables as a multiple of latest twelve months ("LTM") book value. Merrill Lynch also compared the market capitalization as a multiple of (i) the LTM first-in-first-out ("FIFO") earnings before interest, taxes, depreciation and amortization ("EBITDA"), (ii) fiscal year 1996 estimated FIFO EBITDA, (iii) LTM sales and (iv) LTM stores. Merrill Lynch also calculated the five-year EPS compounded annual growth rates ("CAGR") based on information obtained from Institutional Brokers Estimate System ("IBES"). For purposes of the foregoing calculations, "market value" is equal to the closing price per share on October 29, 1996 multiplied by the number of shares outstanding and "market capitalization" is equal to the market value plus liquidation value of preferred stock plus total debt and minority interests less cash, cash equivalents and marketable securities. Merrill Lynch determined that these multiples were as follows: (i) market price to estimated fiscal year 1996 EPS for Eckerd was 21.0x compared to (a) the Eckerd Multi-Regional Comparables, which ranged from 15.8x to 23.6x with a median of 21.6x and a mean of 21.1x and (b) the Eckerd Regional Comparables, which ranged from 15.1x to 20.0x with a median of 19.8x and a mean of 18.3x; (ii) market price to estimated fiscal year 1997 EPS for Eckerd was 17.2x compared to (a) the Eckerd Multi-Regional Comparables, which ranged from 14.0x to 20.4x with a median of 17.9x and a mean of 17.7x and (b) the Eckerd Regional Comparables, which ranged from 14.0x to 17.9x with a median of 17.5x and a mean of 16.5x;
(iii) market value to LTM book value for Eckerd was 17.3x compared to (a) the Eckerd Multi-Regional Comparables, which ranged from 2.3x to 17.3x with a median of 3.1x and a mean of 5.9x and (b) the Eckerd Regional Comparables, which ranged from 1.7x to 3.3x with a median of 2.3x and a mean of 2.4x; (iv) market capitalization to LTM FIFO EBITDA for Eckerd was 8.4x compared to (a) the Eckerd Multi-Regional Comparables, which ranged from 7.3x to 12.0x with a median of 8.6x and a mean of 9.1x and (b) the Eckerd Regional Comparables, which ranged from 5.8x to 9.5x with a median of 6.5x and a mean of 7.3x; (v) market capitalization to fiscal year 1996 estimated FIFO EBITDA for Eckerd was 8.1x compared to (a) the Eckerd Multi-Regional Comparables, which ranged from 6.9x to 11.3x with a median of 8.3x and a mean of 8.7x and (b) the Eckerd Regional Comparables, which equaled 8.6x; (vi) market capitalization to LTM sales for Eckerd was 0.51x compared to (a) the Eckerd Multi-Regional Comparables, which ranged from 0.50x to 0.78x with a median of 0.72x and a mean of 0.65x and (b) the Eckerd Regional Comparables, which ranged from 0.29x to 0.70x with a median of 0.31x and a mean of 0.43x; (vii) market capitalization to LTM stores for Eckerd was $1.56 million compared to (a) the Eckerd Multi-Regional Comparables, which ranged from $1.18 million to $4.18 million with a median of $1.56 million and a mean of $2.22 million and (b) the Eckerd Regional Comparables, which ranged from $1.39 to $3.10 million with a median of $2.54 million and a mean of $2.34 million; and (viii) 5-year EPS CAGR of Eckerd was 13.1% compared to (a) the Eckerd Multi-Regional Comparables, which ranged from 12.4% to 18.8% with a median of 13.9% and a mean of 14.7% and (b) the Eckerd Regional Comparables, which ranged from 7.5% to 14.1% with a median of 11.0% and a mean of 10.9%.

  Comparable Acquisition Analysis--Eckerd. Merrill Lynch reviewed certain publicly available information regarding four selected recent business combinations that Merrill Lynch deemed to be reasonably comparable to the Merger (the "Acquisition Comparables"). The Acquisition Comparables and the date the transactions were announced were as follows: Revco's proposed acquisition of Big B, Inc. (October 1996); Rite Aid's proposed acquisition of Thrifty Payless, Inc. (October 1996); JCPenney's acquisition of Fay's Incorporated (October 1996) and Rite Aid's proposed acquisition of Revco (November 1995).

  Merrill Lynch compared the "offer price" (defined as the per share consideration to be received by the target's shareholders) for each of the above transactions as a multiple of the then publicly available current fiscal year ("CFY") and next fiscal year ("NFY") earnings per share estimates as well as the offer value (defined as the offer price multiplied by the sum of the outstanding shares and of the outstanding options less the option proceeds) as a multiple of the then LTM book value to the comparable ratio in the Merger. The ranges of the offer price as a multiple of CFY EPS, NFY EPS and LTM book value were as follows: offer value to (i) CFY EPS ranged from 22.2x to 35.9x (with a median of 30.8x and a mean of 29.9x) compared to 26.7x pursuant to the Merger; (ii) NFY EPS ranged from 20.2x to 28.8x (with a median of 22.4x and a mean of 23.8x) compared to 21.9x pursuant to the Merger; and (iii) LTM book value ranged from 2.0x to 3.8x (with a median of 2.7x and a mean of 2.8x).

  Merrill Lynch also compared the "transaction value" (defined to be the offer price plus the liquidation value of preferred stock plus total debt and minority interests less cash and cash equivalents) of each such transaction as a multiple of LTM FIFO EBITDA, CFY estimated FIFO EBITDA, LTM sales and LTM stores. The ranges for the transaction value as a multiple of LTM FIFO, CFY estimated FIFO EBITDA, LTM sales and LTM per store were as follows: transaction value to (i) LTM FIFO EBITDA ranged from 8.2x to 14.9x (with a median of 10.3x and a mean of 10.9) compared to 10.3x pursuant to the Merger;
(ii) estimated CFY estimated FIFO EBITDA ranged from 7.8x to 12.2x (with a median of 8.7x and a mean of 9.3x) compared to 10.0x pursuant to the Merger;
(iii) LTM sales ranged from 0.35x to 0.56x (with a median of 0.51x and a mean of 0.48x) compared to 0.63x pursuant to the Merger and (iv) LTM stores ranged from, $1.07 million to $2.17 million (with a median of $1.25 million and a mean of $1.44 million) compared to $1.91 million pursuant to the Merger.

  Discounted Cash Flow Analysis--Eckerd. Merrill Lynch performed discounted cash flow ("DCF") analyses for Eckerd using two different sets of projected financial information. One set of information was prepared by the management of Eckerd (the "Management Case") and the other set was based on publicly available projections for Eckerd based on First Call and IBES (the "Street Case") estimates. Eckerd's DCF was based upon the discount to present value, assuming discount rates ranging from 12.0% to 14.0%, of (i) its projected unlevered free cash flow for the fiscal years 1997 through 2001, and (ii) its 2001 value based upon a range of multiples from 7.5x to 9.0x to its projected fiscal 2001 FIFO EBITDA.

  Future Stock Price Analysis--Eckerd. Merrill Lynch performed stand alone future stock price analyses for Eckerd using both the Management Case and Street Case projections. Merrill Lynch calculated the implied future market capitalization for each of the fiscal years 1997 through 2001 using (i) the projected FIFO EBITDA for the fiscal year, and (ii) FIFO EBITDA multiples ranging from 7.5 to 9.0x. Merrill Lynch then calculated the present value of the future share price for each year, assuming discount rates of 12.0% to 14.0%, after adjusting the future market capitalization for the future estimated net debt and dividing by the number of Shares.

  Historical Stock Price Performance--JCPenney. Merrill Lynch reviewed the daily closing market price performance of JCPenney Common Stock over the period from October 1995 to October 1996. In addition, Merrill Lynch reviewed the performance of the per share weekly closing market price and trading volume of JCPenney Common Stock over the period from October 1991 to October 1996. Merrill Lynch also compared the movement of such daily closing prices with a composite index of certain other publicly traded department stores, which Merrill Lynch deemed to be comparable to JCPenney. The companies included in this index were Dayton Hudson Corporation, Dillard Department Stores, Inc., Federated Department Stores, Inc., The May Department Stores Company, Mercantile Stores Company, Inc., Neiman Marcus Group, Inc. and Nordstrom, Inc. (collectively, the "JCPenney Comparables").

  Comparable Public Companies Analysis--JCPenney. Using publicly available information, Merrill Lynch compared certain financial and operating information (described below) for JCPenney with corresponding financial and operating information for the JCPenney Comparables (which, for purposes of this analysis, also included JCPenney).

  Merrill Lynch compared the market price of the JCPenney Comparables as a multiple of fiscal year 1996 and fiscal year 1997 EPS, based on estimates obtained from First Call (and arithmetically adjusted by Merrill Lynch to reflect a January/February year-end) and market value of the JCPenney Comparables as a multiple of (i) LTM cash flow (defined as net income plus depreciation and amortization plus deferred taxes less unremitted earnings of unconsolidated subsidiaries), (ii) LTM book value and (iii) LTM net income. Merrill Lynch also compared the market capitalization as a multiple of (i) LTM EBITDA, (ii) LTM EBIT and (iii) LTM sales. Merrill Lynch also calculated the five-year EPS CAGR based on information obtained from IBES. Merrill Lynch determined that these multiples were as follows: (i) market price to estimated fiscal year 1996 EPS for JCPenney was 14.8x compared to the JCPenney Comparables, which ranged from 12.6x to 24.2x with a median of 15.5x and a mean of 16.2x; (ii) market price to estimated fiscal year 1997 EPS for JCPenney was 13.0x compared to the JCPenney Comparables, which ranged from 11.3x to 18.3x with a median of 13.0x and a mean of 13.7x; (iii) market value to LTM cash flow for JCPenney was 9.8x compared to the JCPenney Comparables, which ranged from 7.4x to 12.1x with a median of 9.0x and a mean of 9.3x; (iv) LTM net income for JCPenney was 15.6x compared to the JCPenney Comparables, which ranged from 11.9x to 25.7x with a median of 18.1x and a mean of 18.0x; (v) market value to LTM book value for JCPenney was 2.2x compared to the JCPenney Comparables, which ranged from 1.2x to 16.4x with a median of 2.1x and a mean of 3.8x; (vi) market capitalization to LTM EBITDA for JCPenney was 9.2x compared to the JCPenney Comparables, which ranged from 5.8x to 9.2x with a median of 8.1x and a mean of 7.9x; (vii) market capitalization to LTM EBIT for JCPenney was 11.2x compared to the JCPenney Comparables, which ranged from 7.8x to 12.3x with a median of 11.3x and a mean of 10.9x; (viii) market capitalization to LTM sales for JCPenney was 0.84x compared to the JCPenney Comparables, which ranged from 0.52x to 1.39x with a median of 0.83x and a mean of 0.85x; and (ix) 5-year EPS CAGR for JCPenney was 10.0% compared to the JCPenney Comparables, which ranged from 9.0% to 16.0% with a median of 13.0% and a mean of 12.0%.

  Pro Forma Combination Analysis. In addition, Merrill Lynch analyzed certain pro forma effects resulting from the Merger, including the potential impact of the Merger on JCPenney's projected EPS using various synergy estimates as furnished by JCPenney's and/or Eckerd's managements. After adjusting for the synergies and making the appropriate pro forma adjustments (giving effect to the repurchase by JCPenney of 12 million shares of JCPenney Common Stock), the Merger is expected to be mildly dilutive for the fiscal year ending January 31, 1998 and accretive for the fiscal year ending January 30, 1999 and each fiscal year thereafter.

  The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch arriving at its oral opinion delivered to the Eckerd Board on November 2, 1996. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial or summary description. Merrill Lynch believes that its analysis must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying its analyses set forth in the Merrill Lynch Opinion. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. No public company utilized as a comparison is identical to Eckerd, JCPenney or the business segment for which a comparison is being made, and none of the acquisition comparables or other business combinations utilized as a comparison is identical to the proposed Merger. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations resulting from the Merger is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

  The Eckerd Board selected Merrill Lynch to act as its financial advisor on the basis of Merrill Lynch's reputation as an internationally recognized investment banking firm with substantial expertise in transactions similar to the Merger and because it is familiar with Eckerd and its business. As part of its investment banking business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

  Merrill Lynch Fees. With respect to Merrill Lynch's services as financial advisor in connection with the Merger, pursuant to a letter agreement dated October 24, 1996, Eckerd has agreed to pay Merrill Lynch (i) a fee of $500,000 payable upon execution of the Merger Agreement and (ii) a transaction fee of 0.34% of the aggregate purchase price paid in connection with the Offer and the Merger, payable upon consummation of the Offer, against which the fees earned from clause (i) above will be credited. In addition, Eckerd also has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel) and to indemnify Merrill Lynch and certain related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

  Merrill Lynch has, in the past, provided financial advisory and financing services to Eckerd and JCPenney and has received fees for rendering such services. In addition, in the ordinary course of business, Merrill Lynch may actively trade the Shares, as well as the JCPenney Common Stock, for its account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  As of November 5, 1996, Merrill Lynch & Co. Inc., the parent corporation of Merrill Lynch, could be deemed to be the beneficial owner of 890,439 Shares, representing approximately 1.27% of the total number of the outstanding Shares, by virtue of its control of the following record holders of such
Shares: Merrill Lynch Capital Appreciation Partnership No. B-IX, L.P., ML Offshore LBO Partnership No. B-IX, Merrill Lynch Capital Corporation, ML Employees LBO Partnership No. 1, L.P., MLCP Associates L.P. No. II, Merrill Lynch KECALP L.P. 1986, Merrill Lynch KECALP L.P. 1989, Merchant Banking L.P. No. IV and ML IBK Positions, Inc. (the "Merrill Lynch Affiliates"). Also, Messrs. Fitzgibbons and Michas, former directors of Eckerd, are directors of Merrill Lynch Capital Partners, Inc. Until July 1994, Messrs. Fitzgibbons, Sidhu (also a former director of Eckerd) and Michas were officers of Merrill Lynch Capital Partners, Inc. and employees of Merrill Lynch. Each disclaims beneficial ownership of shares of Common Stock that could be deemed to be beneficially owned by the Merrill Lynch Affiliates.

CERTAIN TRANSACTIONS; CONFLICTS OF INTEREST

  Certain members of Eckerd's management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Eckerd generally. Eckerd's Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "The Merger Agreement--Eckerd Stock Options, --Indemnification and --Employee Benefit Matters".

AMENDMENT TO EMPLOYMENT AGREEMENT

  Francis A. Newman, Chief Executive Officer, President and Chief Operating Officer of Eckerd ("Newman"), and JCPenney, have entered into an amendment, dated November 2, 1996, to Newman's existing employment agreement, dated as of February 4, 1996 (the "Employment Agreement"), which provides that upon consummation of the Merger, among other things, (i) the Employment Agreement will be extended from a term of twelve months to a term of three years commencing upon the consummation of the Merger, (ii) Newman will become a member of the Management Committee of JCPenney, (iii) Newman will not be able to terminate the Employment Agreement for Good Reason (as defined in the Employment Agreement) until at least one year following a Change in Control (as defined in the Employment Agreement), (iv) the definition of Good Reason will be amended to mean (a) the demotion of Newman from his position as Chief Executive Officer, President and Chief Operating Officer of Eckerd, his removal as a member of JCPenney's Management Committee or his ceasing to report directly to the Chief Executive Officer of JCPenney, (b) a reduction by Eckerd in Newman's annual base salary or a material reduction in Newman's bonus opportunity through incentive compensation awards, (c) any other material breach by Eckerd of the provisions of sections of the Employment Agreement dealing with compensation, fringe benefits and expenses, respectively, or (d) any relocation of Newman's principal place of business from the Tampa Bay, Florida area or from Eckerd's headquarters and (v) JCPenney will guarantee the performance of Eckerd's obligations under the Employment Agreement. A copy of the Amendment to Mr. Newman's employment agreement is filed as Exhibit 11 to Eckerd's Schedule 14D-9 and incorporated herein by reference.

OTHER EMPLOYMENT AGREEMENTS

  Eckerd entered into employment agreements with Messrs. Edward Kelly and Richard Powis that became effective on February 1, 1996 and that provide for initial base annual salaries of $211,200 and $200,900, respectively, and for bonuses pursuant to bonus plans that Eckerd allows them to participate in from time to time. Each employment agreement is for an initial term of one year and is thereafter automatically renewed on a year-to-year basis, unless terminated by Eckerd or the employee. Each of the employment agreements provides that upon an involuntary termination other than for cause, Eckerd will (i) continue to pay the base annual salaries of each employee in monthly installments for a period of one year following a termination which occurs prior to the employee's tenth anniversary of employment with Eckerd or eighteen months following a termination which occurs after the employee's tenth anniversary of employment (the "Applicable Severance Period"), (ii) pay each employee a pro rata portion of such employees' applicable bonus compensation and (iii) continue certain insurance and medical benefits for the Applicable Severance Period or if earlier, the date the employee obtains such benefits pursuant to a subsequent employer's plans. Upon the termination of employment by Eckerd or by the employees for Good Reason (as defined in the agreements) within two years after a Change in Control (as defined in the agreements), Eckerd will
(a) pay each employee a lump sum severance payment in an amount equal to 2.9 times the employee's base salary, plus a pro rata portion of such employee's applicable bonus compensation, (b) continue certain insurance and medical benefits for a period of two years, and (c) immediately vest each employee in all of such employee's previously granted incentive awards. A Change of Control is defined as (i) the acquisition by any person of more than 25% of the outstanding shares of Eckerd's voting stock, (ii) any change in the composition of the Eckerd Board resulting in the members of the Eckerd Board on the date of the agreement (or members elected or recommended by such members) ceasing to constitute a majority of the Eckerd Board or (iii) any other event determined to be a Change of Control by the Eckerd Board.

  The Agreements also provide that in order to receive any payment under the Agreement upon a termination of employment, (i) each employee must sign a release which releases Eckerd from any legal claims such employee may have against Eckerd and (ii) the employee agrees not to compete with Eckerd for a period of one to two years after termination of such employee's employment, depending on the circumstances of such termination.

  In the event any payment by Eckerd to Messrs. Kelly and Powis upon a Change in Control is determined to be subject to the excise tax imposed by Section 4999 of the Code, Eckerd is required to pay them an amount on an after-tax basis equal to the excise tax imposed.

  Eckerd also entered into substantially similar employment agreements with Messrs. Gladysz, Lewis, Nash, and Simmons, that became effective October 25, 1996 and that provide for salaries of $152,900, $123,600, $160,000 and $180,300, respectively, and for bonuses pursuant to bonus plans that Eckerd allows them to participate in from time to time. These employment agreements provide that, upon the termination of employment by Eckerd or by the employee for Good Reason (as defined therein) within two years after a Change of Control, Eckerd will (a) pay such employee a lump sum severance payment equal to two times the employee's base salary, plus a pro rata portion of such employee's applicable bonus compensation, (b) continue certain insurance and medical benefits for a period of eighteen months and (c) immediately vest all incentive awards previously granted to such employee.

EFFECTIVE TIME

  The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger, in accordance with applicable law. Such filing will be made on the Closing Date of the Merger, which will be the second business day following the date on which the last to be fulfilled or waived of the conditions of the Merger shall be fulfilled or waived.

PROCEDURES FOR EXCHANGE OF ECKERD COMMON STOCK CERTIFICATES

  Forward Merger. Upon consummation of the Forward Merger, JCPenney will make available to the Exchange Agent for the benefit of the holders of Shares, for exchange, certificates evidencing shares of JCPenney Common Stock in amounts required to be exchanged for Shares in the Merger.

  Reverse Merger. If the Reverse Merger is consummated, JCPenney will make available to the Exchange Agent for the benefit of the holders of Shares, cash in the amount necessary to pay the aggregate Offer Price.

  As promptly as practicable after the Effective Time, the Exchange Agent shall mail to each holder of a certificate or certificates formerly representing Shares ("Certificates") (i) the letter of transmittal (which specifies that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of JCPenney Common Stock or, in the case of the Reverse Merger, the Offer Price.

  Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, if the Forward Merger is consummated, a certificate evidencing a number of shares of JCPenney Common Stock equal to the product of the number of Shares represented by the surrendered Certificate multiplied by the Exchange Ratio or, if the Reverse Merger is consummated, the Offer Price per Share.

  If the Forward Merger is consummated, no dividends or other distributions declared or made after the Effective Time with respect to JCPenney Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of JCPenney Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable laws, following surrender of any such Certificate, the holder of whole shares of JCPenney Common Stock issued in exchange therefor will be paid without interest (i) the amount of any cash payable with respect to a fractional share of JCPenney Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of JCPenney Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of JCPenney Common Stock.

  At the Effective Time, the stock transfer books of Eckerd shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of Eckerd. From and after the Effective Time, the holder of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided herein or by law.

STOCK EXCHANGE LISTING

  Prior to the Effective Time, JCPenney will file an application to list the shares of JCPenney Common Stock to be issued in connection with the Merger on the NYSE, subject to official notice of issuance. It is a condition to the parties' obligations to consummate the Forward Merger that such shares shall have been approved for listing, subject to official notice of issuance. The shares of JCPenney Common Stock are traded on the NYSE under the symbol "JCP".

DELISTING AND DEREGISTRATION OF SHARES

  If the Merger is consummated, the Shares will be delisted from the NYSE and will be deregistered under the Exchange Act.

FINANCING AND EXPENSES RELATED TO THE OFFER AND THE MERGER

  Omega paid in the aggregate approximately $1.235 billion in cash to purchase 35,279,919 Shares in the Offer. The purchase of the Shares in the Offer was financed through unsecured borrowings from a syndicate of lenders (the "Acquisition Facilities") led by Credit Suisse. The total commitment from the syndicate of lenders under the Acquisition Facilities is up to $3.0 billion in the form of (i) a 364-day revolving credit facility of up to $1.5 billion (the "364-day Facility") and (ii) a five-year revolving credit facility of up to $1.5 billion (the "Five-year Facility"). The syndicate of lenders will, from time to time, during the terms of the 364-day Facility and the Five-year Facility, as the case may be, make loans to JCPenney (i) to finance the acquisition of Eckerd, (ii) to refinance certain existing Eckerd debt, (iii) to finance the repurchase of shares of JCPenney Common Stock, and (iv) for general corporate purposes.

  If the Forward Merger is effected, each remaining outstanding Share will be converted into the right to receive the Stock Merger Consideration and no additional cash consideration will be paid to holders of Shares. If the Stock Condition is not satisfied and the Reverse Merger is effected, JCPenney will pay in the aggregate approximately $1.230 billion in cash to consummate the Reverse Merger. The funds for the Reverse Merger will be obtained from availability under the Acquisition Facilities and/or through the issuance of commercial paper.

  No final decisions have been made concerning the method JCPenney may employ to refinance borrowings under the Acquisition Facilities. Such decisions when made will be based on JCPenney's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

ACCOUNTING TREATMENT

  The Merger will be accounted for under the "purchase" method of accounting in accordance with generally accepted accounting principles ("GAAP").

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a summary of the material federal income tax consequences of the Offer and Merger to holders of Shares who hold the Shares as capital assets. The discussion set forth below is for general information only and may not apply to certain categories of holders of Shares subject to special treatment under the Code, such as foreign holders and holders who acquired such Shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations.

  Further, complex rules apply where, under certain attribution rules, a holder of Shares is deemed to own stock owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities, as well as stock subject to an option actually or constructively owned by the holder or such other persons. Each holder that believes it may be subject to these rules should consult its tax advisor.

  Tax Consequences of the Offer and the Merger Generally. While not free from doubt, the Offer and the Merger should be treated as a single integrated transaction for federal income tax purposes. If the Offer and the Merger are so treated and the Merger is in the form of a merger of Eckerd into Omega, the Offer and the Merger will qualify as a reorganization under Section 368(a) of the Code. In such event, generally (i) no gain or loss will be recognized by JCPenney, Omega or Eckerd pursuant to the Offer and the Merger, (ii) gain or loss will be recognized by a Stockholder who receives solely cash in exchange for Shares pursuant to the Offer, (iii) no gain or loss will be recognized by a Stockholder who does not exchange any Shares pursuant to the Offer and who receives solely JCPenney Common Stock in exchange for Shares pursuant to the Merger (except with respect to cash received in lieu of fractional shares) and
(iv) a Stockholder who receives a combination of cash and JCPenney Common Stock in exchange for such Stockholder's Shares pursuant to the Offer and the Merger will not recognize loss but will recognize gain, if any, to the extent of the lesser of (x) the cash received and (y) the excess of the sum of the fair market value of the JCPenney Common Stock and the amount of cash received over a Stockholder's tax basis in the Shares exchanged.

  In the event that the Stock Condition is not satisfied (and JCPenney fails to exercise its right to increase the Stock Merger Consideration to satisfy the Stock Condition) then, pursuant to the Merger Agreement, the form of the Merger will be changed to a merger of Omega into Eckerd. In such case the Offer and the Merger will not constitute a reorganization, and will be taxable to Stockholders who will recognize gain or loss equal to the difference between the cash received and the Stockholder's adjusted tax basis in the Shares exchanged.

  If the Offer and the Merger were not treated as a single integrated transaction for federal income tax purposes, the receipt of cash pursuant to the Offer would be a taxable transaction, while the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, if the Merger is in the form of Eckerd into Omega.

Tax Consequences if the Offer and the Merger Are Treated as a Single Integrated Transaction and as a Reorganization

  Exchange of Shares Solely for Cash. In general, a Stockholder who, pursuant to the Offer, exchanged all of the Shares owned by such Stockholder solely for cash will recognize capital gain or loss equal to the difference between the amount of cash received and such Stockholder's adjusted tax basis in the Shares surrendered. Such gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holder thereof has held such Shares for more than one year. Gain or loss will be calculated separately for each identifiable block of Shares surrendered pursuant to the Offer.

  Exchange of Shares Solely for JCPenney Common Stock. A Stockholder who, pursuant to the Merger, exchanged all of the Shares actually owned by such Stockholder solely for shares of JCPenney Common Stock (and who did not exchange any Shares for cash in the Offer) will not recognize any gain or loss upon such exchange. Such Stockholder may recognize gain or loss, however, to the extent cash is received in lieu of a fractional share of JCPenney Common Stock, as discussed below. The aggregate tax basis of the shares of JCPenney Common Stock received in such exchange will be equal to the aggregate tax basis of the Shares surrendered therefor, and the holding period of JCPenney Common Stock will include the period during which the Shares surrendered in exchange therefor were held.

  Exchange of Shares for JCPenney Common Stock and Cash. A Stockholder who, pursuant to the Offer and the Merger, exchanges all of the Shares actually owned by such Stockholder for a combination of shares of JCPenney Common Stock and cash will not recognize any loss on such exchange. Such Stockholder will realize gain equal to the excess, if any, of the cash and the aggregate fair market value of JCPenney Common Stock received pursuant to the Offer and the Merger over such Stockholder's adjusted tax basis in the Shares exchanged therefor, but will recognize any realized gain only to the extent of the cash received.

  Any gain recognized by a Stockholder who receives a combination of JCPenney Common Stock and cash pursuant to the Offer and the Merger will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for federal income tax purposes, in which case such recognized gain will be treated as ordinary dividend income to the extent of such Stockholder's ratable share of Eckerd's accumulated earnings and profits. Any gain that is treated as capital gain will be long-term capital gain if the holding period for such shares was greater than one year as of the date of the exchange pursuant to the Offer and Merger.

  For purposes of determining whether the cash received has the effect of a distribution of a dividend for federal income tax purposes, a Stockholder is treated as if such Stockholder first exchanged all of such Stockholder's Shares solely for JCPenney Common Stock and then JCPenney immediately redeemed a portion of such JCPenney Common Stock in exchange for the cash such Stockholder actually received. Under this analysis, in general, if the receipt of cash in this deemed redemption by such holder results in a "substantially disproportionate" reduction in the holder's voting stock interest in JCPenney or is "not essentially equivalent to a dividend", the receipt of the cash will not have the effect of the distribution of a dividend. For purposes of this determination, the holder's voting stock interest in JCPenney before the deemed redemption is compared to such holder's interest in JCPenney after the deemed redemption, taking into account in each case any JCPenney stock constructively owned by such holder as a result of the application of the attribution rules of the Code. Generally, if (taking into account actual ownership and ownership by attribution) the holder's interest in the voting stock of JCPenney has declined, as a result of the deemed redemption, by more than 20%, then the receipt of cash will not be taxed as a dividend. However, even if such interest in the voting stock of JCPenney has declined, as a result of the deemed redemption, by 20% or less, then generally, in the case of a minority stockholder who is neither an officer or director of JCPenney or who exercises no control over JCPenney corporate affairs, the receipt of cash still likely would not be taxed as a dividend. Each Stockholder should consult with his or her own tax advisor as to whether the receipt of the cash has the effect of a distribution of a dividend, and, if so, the consequences thereof.

  The aggregate tax basis of JCPenney Common Stock received by a Stockholder who, pursuant to the Offer and the Merger, exchanges such Stockholder's Shares for a combination of JCPenney Common Stock and cash will be the same as the aggregate tax basis of the Shares surrendered therefor, decreased by the cash received and increased by the amount of gain recognized, if any (including any portion of such gain that is treated as a dividend). The holding period of JCPenney Common Stock will include the holding period of the Shares surrendered therefor.

  Cash Received in Lieu of a Fractional Interest of JCPenney Common
Stock. Cash received in lieu of a fractional share of JCPenney Common Stock will generally be treated as received in redemption of such fractional interest and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the Shares allocable to such fractional interest. Such gain or loss will constitute capital gain or loss, and will generally be long-term capital gain or loss if the holding period for such Shares was greater than one year as of the date of the exchange.

Tax Consequences if the Offer and the Merger are Treated as Separate Transactions and the Merger is Treated as a Reorganization

  If the Offer and the Merger were treated as separate transactions for federal income tax purposes, the receipt of cash pursuant to the Offer would be a taxable transaction, while the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, if the Merger is a merger of Eckerd into Omega. Accordingly, a Stockholder who receives cash pursuant to the Offer would recognize gain or loss equal to the difference between the amount of cash received and the Stockholder's adjusted tax basis in the Shares surrendered. The gain or loss would be long-term capital gain or loss if, as of the date of the exchange, such Stockholder had held such stock for more than one year.

  A Stockholder who receives JCPenney Common Stock pursuant to the Forward Merger would be subject to the federal income tax rules concerning reorganizations discussed above under "Tax Consequences if the Offer and the Merger are Treated as a Single Integrated Transaction" (but without regard to the discussion relating to the cash received, and Shares exchanged, in the Offer).

Tax Consequences if Form of Merger is a Merger of Omega into Eckerd

  In the event that the Stock Condition is not satisfied, then the Merger will be changed in form to the Reverse Merger. In such a case, the transaction would not constitute a reorganization within the meaning of Section 368(a) of the Code.

  In the event of the Reverse Merger, a Stockholder would recognize gain or loss equal to the difference between the cash received and the Stockholder's adjusted tax basis in the Shares exchanged, calculated separately as to each block of Shares exchanged. The character of such gain or loss would be determined as described above.

Backup Withholding

  Under the Code, a Stockholder may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to the amount of cash received pursuant to the Offer or Merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

  THE ABOVE DISCUSSION MAY NOT APPLY TO CERTAIN CATEGORIES OF STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN STOCKHOLDERS AND STOCKHOLDERS WHOSE SHARES WERE ACQUIRED PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER, INCLUDING ANY FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE OFFER AND THE MERGER.

                             THE MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which is attached as Annex A to this Proxy Statement/Prospectus. Capitalized terms not otherwise defined herein or in the following summary shall have the meanings set forth in the Merger Agreement.

THE OFFER

  The Merger Agreement provided for the commencement of the Offer. The Offer expired at midnight on December 6, 1996 and subsequently Omega purchased 35,279,919 Shares in the Offer, representing 50.1% of the outstanding Shares.

BOARD REPRESENTATION

  The Merger Agreement provides that, promptly upon the purchase by JCPenney or Omega of the Shares pursuant to the Offer, JCPenney was entitled to designate the number of directors, rounded up to the next whole number, on the Eckerd Board that equals the product of (i) the total number of directors on the Eckerd Board (giving effect to the election of any additional directors pursuant to the terms of the Merger Agreement) and (ii) the percentage (expressed as a decimal) that the number of Shares beneficially owned by JCPenney and Omega bears to the total number of Shares outstanding. On December 7, 1996 (the "Control Date"), four designees of JCPenney were elected to the Eckerd Board, constituting a majority of the directors on the Eckerd Board. On December 8, 1996, a fifth designee of JCPenney was elected to the Eckerd Board. From and after the Control Date and prior to the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by Eckerd, any extension of time for performance of any of the obligations of JCPenney or Omega under the Merger Agreement or any waiver thereof, or any waiver of any condition to the obligations of Eckerd or any of Eckerd's rights or other action by Eckerd under the Merger Agreement, requires the concurrence of, and shall be effective only if approved by, a majority of the directors of Eckerd then in office who are not affiliates of JCPenney and were not designated by JCPenney ("Eckerd Designees"), which action will be deemed to constitute the action of the full Board even if such majority of Eckerd Designees does not constitute a majority of all directors then in office. However, if there are no Eckerd Designees, such actions may be effected by majority vote of the entire Board, except that no such action shall amend the terms of the Merger Agreement in a manner adverse to the Stockholders.

THE MERGER

  The Merger Agreement provides that if the Stock Condition is satisfied, the Forward Merger will be effected at the Effective Time; provided, however, that if the Stock Condition has not been satisfied, the Reverse Merger will be effected. However, the Merger Agreement provides that JCPenney may, in its sole discretion, increase the number of shares constituting the Stock Merger Consideration so as to satisfy the Stock Condition. The "Stock Condition" will be satisfied if (i) the Stock Value is at least 45% of the sum of (y) the Stock Value and (z) the aggregate amount paid by Omega to purchase Shares pursuant to the Offer, and (ii) legal counsel to

JCPenney delivers to JCPenney and legal counsel to Eckerd delivers to Eckerd, opinions that the Forward Merger will constitute a "tax-free reorganization" as more fully described in the Merger Agreement. Notwithstanding the foregoing, JCPenney may, in its sole discretion, increase the number of shares of JCPenney Common Stock into which the Shares will be converted in the Forward Merger so as to satisfy the Stock Condition. At the Effective Time, if the Forward Merger is effected, the separate existence of Eckerd shall cease and Omega shall continue as the surviving corporation under the name "Eckerd Corporation" or, if the Reverse Merger is effected, the separate existence of Omega shall cease and Eckerd shall continue as the surviving corporation. The surviving corporation of the Forward Merger or the Reverse Merger, as the case may be, is referred to herein as the "Surviving Corporation". The Merger will become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State or at such time thereafter as is agreed upon by the parties and specified in the Certificate of Merger.

CONSIDERATION TO BE PAID IN THE MERGER

  The Merger Agreement provides that upon the terms and subject to the conditions in the Merger Agreement and in accordance with the DGCL, at the Effective Time, by virtue of the Merger, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Eckerd or by JCPenney, Omega or any other subsidiary of JCPenney, and in the case of the Reverse Merger, Dissenting Shares), will be converted into the right to receive (i) if the Stock Condition has been satisfied and the Forward Merger is effected, 0.6604 shares of JCPenney Common Stock (together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 14, 1990, as amended, between JCPenney and ChaseMellon Shareholder Services, L.L.C., as rights agent), or such other number of shares of JCPenney Common Stock to which such number has been increased in accordance with the terms of the Merger Agreement, or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, the Offer Price, in cash, in each case without interest. Each share of common stock of Omega issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become, or remain in the case of the Forward Merger, one validly issued, fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation. Each Share issued and outstanding immediately prior to the Effective Time that is owned by Eckerd, JCPenney, Omega or any other subsidiary of JCPenney, will automatically be cancelled and retired without payment of any consideration therefor and shall cease to exist.

  As noted above, if the Stock Condition is satisfied and the Forward Merger is effected, each remaining outstanding Share will be converted into the right to receive the Stock Merger Consideration. Because the market value of the Stock Merger Consideration to be received in the Forward Merger will depend upon the market value of JCPenney Common Stock at the Effective Time, there can be no assurance that the market value of the Stock Merger Consideration will be equal to or greater than $35.00 (the amount of the Offer Price and of the Cash Merger Consideration if the Reverse Merger is effected). In order for the Stock Condition to be satisfied, the aggregate market value of the shares of JCPenney Common Stock deliverable upon consummation of the Forward Merger must be equal to at least 45% of the total value of the consideration to be paid in the transaction. Based on the number of Shares outstanding as of the date of this Proxy Statement/Prospectus and the exchange rate for the Stock Merger Consideration, in order for the Stock Condition to be satisfied, the market price per share of JCPenney Common Stock on the date immediately prior to the Effective Time must be at least $43.54, resulting in a market value of $28.75 per Share in the Merger. If the market price per share of JCPenney Common Stock on the date immediately prior to the Effective Time is less than $43.54, and JCPenney elects not to issue additional shares of JCPenney Common Stock in the Merger in order to satisfy the Stock Condition, the Reverse Merger will be effected and each Share will be converted into the right to receive $35.00 in cash. As a result of the foregoing, if the Forward Merger is effected, each Stockholder would have the right to receive for each Share shares of JCPenney Common Stock with a market value at the Effective Time of not less than $28.75. However, if the market price of the shares of JCPenney Common Stock on the date immediately prior to the Effective Time is greater than $43.54, the market value of the shares of JCPenney Common Stock to be received in the Forward Merger would exceed $28.75 per Share.

  The chart below illustrates the market value of the shares of JCPenney Common Stock a holder of Shares would receive in the Merger for each Share owned by such holder, depending upon the market price of JCPenney Common Stock. If the market price of JCPenney Common Stock is below $43.54 on the day prior to the Effective Time and JCPenney does not elect to increase the number of shares of JCPenney Common Stock it offers to holders of Shares pursuant to the terms of the Merger Agreement, then each Share will be exchanged for $35.00 in cash.


  Market Price per share of            Below
   JCPenney Common Stock              $43.54    $43.54    $45.00    $50.00    $53.00    $55.00
-----------------------------------------------------------------------------------------------
  Market Value and Type of
   Consideration                      $35.00    $28.75    $29.72    $33.02    $35.00    $36.32
   to be Exchanged for Each Share     in cash* in stock  in stock  in stock  in stock  in stock

* Subject to the ability of JCPenney to increase the number of shares of JCPenney Common Stock it offers to holders of Shares such that the market value of JCPenney Common Stock exchanged for each Share equals $28.75.

  Based on the market price of JCPenney Common Stock on January 22, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, each Share would be converted into the right to receive shares of JCPenney Common Stock with a market value of $32.36. However, the market value and type of consideration Stockholders will receive at the Effective Time will depend upon the market price of JCPenney Common Stock on the day before the Effective Time, which will not be earlier than February 27, 1997, the date of the Special Meeting. It is currently anticipated that the Effective Time will be on the date of the Special Meeting or within one or two business days thereafter. Over the past year, the market price of JCPenney Common Stock has not closed below $45.75 per share. See "SUMMARY--Comparative Market Prices and Dividends." However, there can be no assurance that the future market prices of JCPenney Common Stock (including the market price on the date preceding the Effective Time) will reflect historical trading levels. Stockholders are urged to consult with their brokers, dealers or financial advisors prior to or around the time of the Special Meeting to obtain current market price information for JCPenney Common Stock. See "THE MERGER AGREEMENT."

  If at the Effective Time the Stock Condition is not met, JCPenney has the option to pay $35.00 in cash or increase the number of shares of JCPenney Common Stock offered in the Merger. JCPenney will make a determination regarding which option to select if and when such a situation should arise. However, if JCPenney is faced with such option, it may consider, among other things, the following factors: (i) the number of shares of JCPenney Common Stock to be issued in order to effect the Forward Merger; (ii) the potential dilution of any issuance of such additional shares to holders of JCPenney Common Stock; (iii) the cost of effecting the Reverse Merger in light of the amount expended for the Share Repurchase; and (iv) the desire of the Eckerd Board that a portion of the consideration to be received by its stockholders be tax free.

DISSENTING SHARES

  In the event the Reverse Merger is effected and Stockholders are entitled to receive the Cash Merger Consideration, Shares issued and outstanding immediately prior to the Effective Time held by a holder (if any) who has the right to demand, and who has properly demanded an appraisal of such Shares in accordance with Section 262 of the DGCL (or any successor provision) will not be converted into the right to receive the Cash Merger Consideration unless such holder fails to perfect or otherwise loses such holder's right to such appraisal, if any. In accordance with Section 262 of the DGCL, such demand must be made prior to the Special Meeting even though the determination as to whether there will be a Reverse Merger will not be made until after the Special Meeting. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each Dissenting Share of such holder shall be treated as a Share that has been converted as of the Effective Time into the right to receive the Cash Merger Consideration in accordance with the terms of the Merger Agreement. In the event the Forward Merger is effected and Stockholders are entitled to receive the Stock Merger Consideration, holders of Shares issued and outstanding immediately prior to the Effective Time will not be entitled to demand an appraisal of such Shares in accordance with Section 262 of the DGCL.

ECKERD STOCK OPTIONS

  The Merger Agreement provides that each holder of a then outstanding option to purchase Shares (collectively, "Options") under Eckerd's 1993 Stock Option and Incentive Plan and 1995 Stock Option and Incentive Plan (collectively, the "Stock Option Plans"), whether or not then exercisable or fully vested, may elect, prior to the Effective Time, in settlement thereof, to receive from Eckerd immediately after the Effective Time for each Share subject to such Option an amount in cash equal to the difference between the Offer Price and the per Share exercise price of such Option, to the extent the Offer Price is greater than the per Share exercise price of such Option (such excess amount being hereinafter referred to as the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. The Merger Agreement further provides that at the Effective Time, each outstanding Option, other than Options for which an election to receive cash in settlement thereof has been made pursuant to the Merger Agreement, will be assumed by JCPenney and shall constitute a vested option to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Option, including, without limitation, term, exercisability, status as an "incentive stock option" under
Section 422 of the Code, and termination provisions, the same number of shares of JCPenney Common Stock, rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by the Option Exchange Ratio (as defined below); at an exercise price per share of JCPenney Common Stock (increased to the nearest whole cent) equal to the exercise price per share of Shares immediately prior to the Effective Time divided by the Option Exchange Ratio; provided, however, that in the case of any Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion formula shall be adjusted if necessary to comply with
Section 424(a) of the Code. The "Option Exchange Ratio" means (i) if the Stock Condition has been satisfied and the Forward Merger is effected, the Stock Merger Consideration, or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, the ratio determined by dividing the Offer Price by the average of the mean of the high and low trading prices of the JCPenney Common Stock on each of the five consecutive trading days up to and including the date the Effective Time occurs. Eckerd has agreed to use its best efforts to obtain all necessary waivers, consents or releases from holders of Options under the Stock Option Plans and take any such other action as may be reasonably necessary to give effect to the transactions described above and to otherwise cause each Option to be surrendered to Eckerd and cancelled, whether or not any Option Consideration is payable with respect thereto, at the Effective Time. The surrender of an Option to Eckerd will be deemed a release of any and all rights the holder had or may have had in such Option, other than the right to receive the Option Consideration in respect thereof. JCPenney also has agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of JCPenney Common Stock for delivery upon exercise of substitute Options, to register such shares with the Commission on an appropriate registration statement, to maintain the effectiveness of such registration statement as long as the substitute options remain outstanding and to use all reasonable efforts to cause the shares of JCPenney Common Stock subject to the Options to be listed on the NYSE and such other exchanges as JCPenney shall determine.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of the parties thereto. These include representations by Eckerd with respect to (i) organization, standing and corporate power, (ii) capitalization,
(iii) authority and noncontravention, (iii) Commission reports, (iv) absence of certain changes or events, (v) benefit plans, (vi) taxes, (vii) compliance with laws, (viii) opinion of financial advisor, (ix) voting requirements, (x) investment banking fees and commissions, (xi) litigation, (xii) environmental laws, (xiii) material contracts, (xiv) unlawful payments and contributions,
(xv) real property and (xvi) labor matters.

  JCPenney and Omega have also made certain representations and warranties with respect to (i) organization, standing and corporate power, (ii) capitalization,
(iii) authority and noncontravention, (iv) Commission reports, (v) absence of certain changes or events, (vi) certain matters with respect to Omega and financing arrangements, (vii) compliance with laws, (viii) investment banking fees and commissions, (ix) unlawful payments and contributions and (x) environmental laws. No representations and warranties made by Eckerd, JCPenney or Omega will survive beyond the Effective Time.

NO SOLICITATION

  The Merger Agreement provides that from and after the date of the Merger Agreement until the termination of the Merger Agreement, Eckerd will not, and shall not permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by Eckerd or any of its subsidiaries), to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its or their officers, directors or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to take any such action; provided, however, that nothing in the Merger Agreement will prohibit the Board from furnishing information to, or entering into, maintaining or continuing discussions or negotiations with, any person that makes an unsolicited Acquisition Proposal after the date of the Merger Agreement, if the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that (a) such Acquisition Proposal would be more favorable to the Stockholders than the Offer and the Merger, (b) such Acquisition Proposal contains no financing condition and (c) the failure to take such action would result in a breach by the Board of its fiduciary duties to the Stockholders under applicable law, and, prior to taking such action, Eckerd (i) provides prompt notice to JCPenney of receipt of any such proposal to the effect that it is taking such action (which notice shall identify the nature and material terms of the proposal) and (ii) prior to furnishing any non-public information to such person, receives from such person an executed confidentiality agreement with provisions no less favorable to Eckerd than the confidentiality agreement entered into by JCPenney and Eckerd in connection with the Offer and the Merger. Eckerd shall keep JCPenney fully and timely informed of the status of the same. For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement with JCPenney or Omega) involving Eckerd: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of Eckerd and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 33 percent or more of the outstanding shares of capital stock of Eckerd or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

FEES AND EXPENSES

  The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring the expenses; provided, however, that the costs incurred in connection with printing and mailing proxy materials to Stockholders shall be shared equally by JCPenney and Eckerd.

CONDITIONS TO THE MERGER

  Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction or written waiver on or prior to the Closing Date of the following conditions: (i) the Merger

Agreement and the Merger shall have been approved and adopted by the affirmative vote of the requisite number of Stockholders, and in the manner as shall be required pursuant to Eckerd's certificate of incorporation, by-laws, the DGCL and other applicable law, and the rules of the NYSE; (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Offer and the Merger shall be in effect; (iii) the shares of JCPenney Common Stock issuable to the Stockholders pursuant to the Merger Agreement if the Stock Condition has been satisfied shall have been approved for listing on the NYSE, subject to official notice of issuance; and (iv) a Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

  The obligations of JCPenney and Omega to effect the Merger are further subject to the condition that JCPenney or Omega shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof which condition has been satisfied.

  The Merger Agreement further provides that the obligation of each party to effect the Forward Merger is subject to the following conditions: (i) Eckerd shall have received an opinion of Shearman & Sterling, dated the Closing Date, to the effect that (y) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (z) each of JCPenney, Omega and Eckerd will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (ii) JCPenney shall have received an opinion of Weil, Gotshal & Manges LLP, dated the Closing Date, to the effect that (x) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (y) each of JCPenney, Omega and Eckerd will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (z) no gain or loss will be recognized by JCPenney, Omega or Eckerd as a result of the Merger. If either the opinion of Weil, Gotshal & Manges LLP or the opinion of Shearman & Sterling referred to above cannot be rendered, then the Reverse Merger will be effected pursuant to the terms of the Merger Agreement.

  Because JCPenney and Omega beneficially own a sufficient number of Shares to ensure the approval and adoption of the Merger Agreement and the Merger, JCPenney and Eckerd believe that the remaining conditions will be satisfied and the Merger will be effected on the date of the Special Meeting or within one or two business days thereafter. However, there can be no assurance as to the exact date of the Effective Time.

TERMINATION

  The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Control Date (or in the case of clause (v) or (vi) below, the Effective Time), notwithstanding approval thereof by the Stockholders, in any one of the following circumstances: (i) by mutual written consent duly authorized by the Boards of Directors of JCPenney and Eckerd; (ii) by Eckerd, if the Offer has not been timely commenced in accordance with Merger Agreement; provided, however, that Eckerd may not terminate the Merger Agreement pursuant to this clause if Eckerd is in material breach of the Merger Agreement; (iii) by JCPenney or Eckerd, if, without any material breach by such terminating party of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before February 1, 1997; provided, however, that the Merger Agreement shall be automatically extended for 120 days thereafter if the purchase of Shares shall not have occurred on or before February 1, 1997 as a result of the failure (A) to receive the necessary governmental clearances or (B) to resolve any matter related to any injunction or legal restraint which prevents the consummation of the Merger and the parties are diligently pursuing such governmental clearances or the resolution of such matter; (iv) by JCPenney or Eckerd, if any federal or state court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; (v) by JCPenney or Eckerd if, upon a vote at a duly held stockholders meeting of Eckerd, any required approval of the Stockholders shall not have been obtained; (vi) by Eckerd if it has received an Acquisition Proposal, and the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that the failure to accept such Acquisition Proposal would result in a breach by the Board of its fiduciary duties to the Stockholders under applicable law; (vii) by JCPenney if the Board shall have (a) withdrawn, modified or amended in any adverse respect its approval or recommendation of the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement, (b) endorsed or recommended to its stockholders an Acquisition Proposal or (c) resolved to do any of the foregoing; or (viii) by JCPenney or Eckerd if (a) the other party shall have failed to comply in any material respect with any of the material covenants and agreements contained in the Merger Agreement to be complied with or performed by such party at or prior to such date of termination, and such failure continues for 20 business days after the actual receipt by such party of a written notice from the other party setting forth in detail the nature of such failure, or (b) a material representation or warranty of the other party contained in the Merger Agreement shall have been untrue in any material respect on the date when made and at the Expiration Date, or in the case of any representations and warranties that are made as of a different date, as of that date.

INDEMNIFICATION

  The Merger Agreement provides that the certificate of incorporation and by-laws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the certificate of incorporation and by-laws of Eckerd on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of Eckerd in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. Eckerd will, and from and after the Effective Time, JCPenney and the Surviving Corporation will, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Eckerd (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement, with the approval of the indemnifying party (which approval shall not be unreasonably withheld), of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Eckerd whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case, to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers as the case may be (and JCPenney and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law). In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and Eckerd (or them and JCPenney and the Surviving Corporation after the Effective Time), and Eckerd (or after the Effective Time, JCPenney and the Surviving Corporation) shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) Eckerd (or after the Effective Time, JCPenney and the Surviving Corporation) shall use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither Eckerd, JCPenney nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Eckerd (or after the Effective Time, JCPenney and the Surviving Corporation) (but the failure so to notify shall not relieve a party from any liability which it may have except to the extent such failure prejudices such party), and will deliver to Eckerd (or after the Effective Time, JCPenney and the Surviving Corporation) the undertaking contemplated by
Section 145(e) of the DGCL. The Merger Agreement provides that the Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. Eckerd, JCPenney and Omega agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

  The Merger Agreement further provides that for a period of two years after the Effective Time, JCPenney will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Eckerd (provided that JCPenney may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that JCPenney will not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid by Eckerd prior to the date of the Merger Agreement, but in such case will purchase as much coverage as possible for such amount.

STOCKHOLDERS MEETING

  The Merger Agreement provides that Eckerd will (and after the Control Date JCPenney will) take all action necessary, in accordance with the DGCL, the Exchange Act and other applicable law, the rules of the NYSE, and its certificate of incorporation and by-laws, to convene a Special Meeting of Stockholders, if necessary, as promptly as practicable after the consummation of the Offer and the effectiveness of the Registration Statement for the purpose of considering and voting upon the Merger Agreement and the transactions contemplated thereby, including the Merger. Subject to the fiduciary duties of the Board under applicable law as advised by independent legal counsel, the Board will recommend that the holders of the Shares vote in favor of and approve the Merger Agreement and the Merger at the Special Meeting. At the Special Meeting, JCPenney and Omega shall vote all Shares beneficially owned by them in favor of the adoption and approval of the Merger Agreement and the Merger. As a result, the approval of the Merger Agreement and the Merger will not require the affirmative vote of any other stockholder.

CONSENTS, APPROVALS, FILINGS

  The Merger Agreement provides that each of the parties to the Merger Agreement will (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act, the Securities Act and the Exchange Act, with respect to the Transactions and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, environmental permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Eckerd and its subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will use their reasonable best efforts to take all such action. See "OTHER LEGAL MATTERS; REGULATORY APPROVAL--Antitrust".

EMPLOYEE BENEFIT MATTERS

  JCPenney, Omega and Eckerd have agreed in the Merger Agreement to certain matters with respect to the compensation and benefit programs of the Surviving Corporation and its subsidiaries.

  The Merger Agreement provides that for a period of at least twelve months following the Effective Time, JCPenney will, or will cause the Surviving Corporation to, provide employee benefit plans and arrangements which in the aggregate will provide a substantially comparable level of benefits to active and retired employees of the Surviving Corporation and its Subsidiaries, considered as a group, to those provided under Eckerd employee benefit plans and arrangements as in effect immediately prior to the Effective Time, it being understood and agreed that JCPenney will cause the Surviving Corporation to consult with senior management of the Surviving Corporation, including Mr. Newman, before any changes are made in the benefit plans or arrangements of the Surviving Corporation during such twelve month period. Notwithstanding the foregoing, changes to the benefit plans and arrangements applicable to employees of the Surviving Corporation that would not comply with the substantially comparable standard set forth in the immediately preceding sentence will be permitted to the extent approved by senior management of the Surviving Corporation, including Mr. Newman. All service credited to each employee by Eckerd or any of its Subsidiaries through the Effective Time will be recognized by

JCPenney for purposes of eligibility and vesting under any employee benefit plan provided by JCPenney or its subsidiaries for the benefit of the employees of the Surviving Corporation and its Subsidiaries; provided, however, that, to the extent necessary to avoid duplication of benefits, amounts payable under employee benefit plans provided by JCPenney or its subsidiaries may be reduced by amounts payable under similar Eckerd plans with respect to the same periods of service. In addition, with respect to any welfare benefit plan established or maintained by JCPenney or its subsidiaries for the benefit of employees of the Surviving Corporation or its subsidiaries, JCPenney will, or will cause the relevant subsidiary to, waive any pre-existing condition exclusions (other than any pre-existing condition that was not waived by an Eckerd plan) and provide that any covered expenses incurred on or before the Effective Time in respect of the current plan year by any employee of Eckerd or any of its subsidiaries (or any covered dependent of such an employee) will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time in respect of such current plan year.

  In addition, as of the Effective Time (or if later, as soon as practicable following the close of Eckerd's 1996 fiscal year), a pro-rated bonus award will be paid in cash to each executive employee of Eckerd and its Subsidiaries who has been selected to participate in Eckerd's Executive Three (3) Year Bonus Plan (the "Three Year Plan") in accordance with Section 14 thereof, so that 100% of such executive employee's long-term bonus for the 1994-1996 cycle, 66 2/3% of his long-term bonus for the 1995-1997 cycle, and 33 1/3% of his long-term bonus for the 1996-1998 cycle will be paid, in each case based on the actual performance of Eckerd through the end of its 1996 fiscal year. The maximum amount payable to all Eckerd's executive employees pursuant to the preceding sentence will be $4,000,000. Following the payment of such awards, the Three Year Plan will terminate. As soon as practicable following such termination, JCPenney will cause the Surviving Corporation to implement a new long-term incentive program in place of the Three Year Plan.

  The Merger Agreement further provides that JCPenney will cause the Surviving Corporation to retain Eckerd's Key Management Bonus Plan (the "Eckerd Bonus Plan") following the Effective Time, with the same employees eligible for bonuses thereunder, until bonuses are paid with respect to Eckerd's 1996 fiscal year. The amounts payable to each such employee participating in the Eckerd Bonus Plan with respect to such fiscal year will be determined pursuant to the terms of the Eckerd Bonus Plan; provided that appropriate adjustments will be made to the "Threshold", "Target" and "Goal" levels (as defined in Section 6 of the Eckerd Bonus Plan) to eliminate the effect of legal, investment banking and other extraordinary fees and expenses incurred by the Surviving Corporation as a consequence of the transactions effected pursuant to this Agreement and the preparation and negotiations leading thereto. As soon as practicable following the termination of the Eckerd Bonus Plan, JCPenney will cause the Surviving Corporation to implement an annual bonus plan for key employees of the Surviving Corporation in place of the Eckerd Bonus Plan.

  JCPenney has agreed to cause the Surviving Corporation to honor and assume, and to perform all obligations under, the employment agreements, supplemental executive retirement plans, deferred compensation plans and individual benefit arrangements with current and former employees of Eckerd and its Subsidiaries set forth in the Merger Agreement. Nothing contained therein shall be construed as requiring JCPenney or the Surviving Corporation to continue without modification any specific employee benefit plan or arrangement (except as required by its terms) or to continue the employment of any specific person.

  Eckerd has agreed to take all actions necessary (if any) to ensure that the transactions contemplated pursuant to the Merger Agreement will not constitute a "Change of Control" for purposes of (a) Eckerd's Pension Plan, (b) Eckerd's Profit Sharing Plan, (c) the Executive Excess Benefit Plan of Eckerd Corporation, (d) The First Executive Supplemental Benefit Plan of Eckerd and its Subsidiaries (as Amended and Restated as of February 3, 1996), (e) The Second Executive Supplemental Benefit Plan of Eckerd and its Subsidiaries (as Amended and Restated as of February 4, 1996), (f) The Executive Deferred Compensation Plan of Eckerd (as Amended and Restated effective January 1,
1994), and (g) Eckerd's Benefit Plans Trust.

AMENDMENT

  Subject to the applicable provisions of the DGCL and certain other restrictions contained in the Merger Agreement, the Merger Agreement may be modified or amended at any time prior to the Effective Time, by

JCPenney, Omega and Eckerd by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger by the Stockholders, no amendment shall be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

TIMING

  The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Omega pursuant to the Offer. Although Omega has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

                             STOCK OPTION AGREEMENT

  The following is a summary of the material terms of the Stock Option Agreement. This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Stock Option Agreement is attached hereto as Annex B. Capitalized terms not otherwise defined herein or in the following summary shall have the meanings set forth in the Stock Option Agreement.

GRANT OF OPTION

  The Stock Option Agreement provides for the grant by Eckerd to JCPenney of an irrevocable option (the "Stock Option") to purchase up to 10,554,786 Shares, or such other number of Shares as equals 15% of the issued and outstanding Shares at the time of exercise of the Stock Option, at a price of $35 per Share (the "Exercise Price"), payable in cash in accordance with the terms of the Stock Option Agreement.

EXERCISE OF OPTION

  The Stock Option Agreement provides that the Stock Option may be exercised by JCPenney, in whole or in part, at any time or from time to time (a) after the Merger Agreement is terminated pursuant to a Trigger Event (as defined below) or (b) after Omega accepts for payment and pays for Shares pursuant to the Offer prior to the Effective Time. For the purposes of the Stock Option Agreement, "Trigger Event" means the termination of the Merger Agreement either
(i) by Eckerd, if it has received an Acquisition Proposal, and the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that failure to accept such Acquisition Proposal would result in a breach by the Board of its fiduciary duties to the Stockholders under applicable law, or (ii) by JCPenney, if the Board has (A) withdrawn, modified or amended in any adverse respect its approval or recommendation of the Merger Agreement, the Merger or the transactions contemplated by the Stock Option Agreement, (B) endorsed or recommended to the Stockholders an Acquisition Proposal or (C) resolved to do any of the foregoing.

  The Stock Option Agreement provides that the Stock Option will terminate upon the earlier of: (i) the Effective Time of the Merger; (ii) the termination of the Merger Agreement pursuant to the termination provisions thereof, other than a termination as a result of the occurrence of a Trigger Event; or (iii) 120 days following any termination of the Merger Agreement as a result of the occurrence of a Trigger Event (or if, at the expiration of such 120 day period the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, or because the applicable waiting period under the HSR Act has not expired or been terminated, 10 business days after such impediment to exercise has been removed or has become final and not subject to appeal, but in no event later than 210 days after the date of termination of the Merger Agreement). The Stock Option Agreement further provides that the Stock Option may not be exercised if JCPenney or, in the case of the Merger Agreement, JCPenney or Omega, is in material breach of any of their respective representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Merger Agreement.

  Certain Repurchases. The Stock Option Agreement provides that, at the request of JCPenney at any time during which the Stock Option is exercisable (the "Repurchase Period"), Eckerd will repurchase from JCPenney the Stock Option, or any portion thereof, for a price equal to the amount by which the Market/Tender Offer Price (as defined below) for Shares as of the date JCPenney gives notice of its intent to exercise its right to "put" the Stock Option to Eckerd exceeds the Exercise Price, multiplied by the number of Shares purchasable pursuant to the Stock Option (or portion thereof with respect to which JCPenney is exercising its right to "put" the Stock Option to Eckerd). For purposes of the Stock Option Agreement, "Market/Tender Offer Price" means the higher of (A) the highest price per Share paid as of such date pursuant to any tender or exchange offer or other Acquisition Proposal or (B) the average of the closing sale prices of Shares on the NYSE for the ten trading days immediately preceding such date.

  Registration Rights. The Stock Option Agreement provides that in the event that JCPenney desires to sell any of the Shares purchased pursuant to the Stock Option within three years after such purchase, and such sale requires in the opinion of counsel to JCPenney, registration of such shares under the Securities Act, JCPenney may, by written notice (the "Registration Notice") to Eckerd, request Eckerd to register under the Securities Act all or any part of the Shares purchased pursuant to the Stock Option ("Restricted Shares") beneficially owned by JCPenney (the "Registrable Securities") pursuant to a bona fide firm commitment underwritten public offering in which JCPenney and the underwriters will effect as wide a distribution of such Registrable Securities as is reasonably practicable and will use their best efforts to prevent any person and its affiliates from purchasing through such offering Restricted Shares representing more than 2% of the outstanding Shares on a fully diluted basis (a "Permitted Offering"). Eckerd (and/or any person designated by Eckerd) will have the option, exercisable by written notice delivered to JCPenney within 10 business days after the receipt of the Registration Notice, to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities and (ii) the Fair Market Value (as defined in the Stock Option Agreement) of such Registrable Securities. JCPenney is entitled to request an aggregate of two effective registration statements under the terms of the Stock Option Agreement.

  Profit Limitation. The Stock Option Agreement provides that in no event will JCPenney's Total Profit (as defined below) exceed $20 million and, if it otherwise would exceed such amount JCPenney, at its sole election, will either
(i) deliver to Eckerd for cancellation Shares previously purchased by JCPenney,
(ii) pay cash or other consideration to Eckerd or (iii) undertake any combination thereof, so that JCPenney's Total Profit will not exceed $20 million after taking into account the foregoing actions. Further, the Stock Option may not be exercised for a number of Shares as would, as of the date of the Exercise Notice, result in a Notional Total Profit (as defined below) of more than $20 million, and, if exercise of the Stock Option otherwise would exceed such amount, JCPenney, at its discretion, may increase the Price for that number of Shares set forth in the Exercise Notice so that the Notional Total Profit will not exceed $20 million. For the purposes of the Stock Option Agreement, (A) the term "Total Profit" means the aggregate amount (before taxes) of the following: (i) the amount received by JCPenney pursuant to any repurchase by Eckerd of the Stock Option pursuant to the terms of the Stock Option Agreement, and (ii) (x) the net cash amounts received by JCPenney pursuant to the sale of Restricted Shares (or any other securities into which such shares are converted or exchanged) to any unaffiliated party, less (y) JCPenney's purchase price for such Shares; and (B) the term "Notional Total Profit" with respect to any number of Restricted Shares as to which JCPenney proposes to exercise the Stock Option will be the Total Profit determined as of the date of the Exercise Notice assuming that this Stock Option were exercised on such date for such number of Restricted Shares and assuming that such Restricted Shares, together with all other Restricted Shares held by JCPenney and its affiliates as of such date, were sold for cash at the closing market price for Shares as of the close of business on the preceding trading day (less customary brokerage commissions).

  Adjustment upon Changes in Capitalization. The Stock Option Agreement provides that in the event of any change in the Shares by reason of stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Stock Option, and the Exercise Price per share, will be adjusted appropriately.

            UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF JCPENNEY

  The following Unaudited Pro Forma Combined Financial Data of JCPenney (the "Pro Forma Financial Data") gives effect to the Merger Transactions as if the Merger Transactions occurred on October 26, 1996 in the case of the Unaudited Pro Forma Combined Balance Sheet, and as of January 29, 1995 in the case of the Unaudited Pro Forma Combined Statements of Income for the 39 weeks ended October 26, 1996 and the 52 weeks ended January 27, 1996, and assumes (i) Merger Consideration consisting of approximately $1,235 million in cash and approximately 23.2 million shares of JCPenney Common Stock valued at approximately $1,230 million (based on the Offer Price) and (ii) the assumption by JCPenney of approximately 3.6 million Eckerd employee stock options valued at approximately $81 million (based on the Offer Price net of the option exercise price, or $22.32). JCPenney's historical balance sheet as of October 26, 1996 and historical statement of income for the 39 weeks ended October 26, 1996 include the financial position and results of operations of Fay's Incorporated ("Fay's") since October 11, 1996, the date that Fay's was acquired by JCPenney. The Unaudited Pro Forma Combined Statements of Income for the 39 weeks ended October 26, 1996 and the 52 weeks ended January 27, 1996 give effect to the acquisition of Fay's as if such acquisition had occurred on January 29, 1995. Both the Merger and the acquisition of Fay's are being accounted for under the purchase method of accounting for business combinations. JCPenney expects to record one-time, non-recurring charges related to the Merger totalling approximately $300 million to $350 million ($175 million to $200 million net of tax) in the fourth quarter of 1996. Additionally, JCPenney expects to incur future costs totalling approximately $50 million to $100 million ($35 million to $65 million net of tax) associated with the integration of Eckerd and Fay's into its drug store operations, including costs associated with conforming the drug stores' core merchandise mix.

  The Pro Forma Financial Data is presented for illustrative purposes only and may not necessarily be indicative of what the actual financial position and results of operations of JCPenney would have been had the Merger Transactions and the acquisition of Fay's occurred on such dates. The Pro Forma Financial Data does not give effect to JCPenney's or Eckerd's results of operations since October 26, 1996, nor does it reflect any cost savings expected from the Merger, which JCPenney believes should be at least $100 million per year once the drug store operations are fully integrated. Additionally, the Pro Forma Financial Data does not reflect any revenue enhancements that may be realized as a result of the Merger. See "THE MERGER--JCPenney's Reasons for the Merger", "--Certain Forward-Looking Information", and "--Recommendation of the Eckerd Board; Eckerd's Reasons for the Merger". Accordingly, the Pro Forma Financial Data does not purport to be indicative of JCPenney's financial position or results of operations for any historical period presented herein or any future period subsequent to the Effective Time.

  The Pro Forma Financial Data is based on the historical financial statements of JCPenney and Eckerd and should be read in conjunction with such historical financial statements, the related notes and the other information contained elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein. Eckerd's historical per share financial data gives effect to the two for one stock split which occurred on May 13, 1996 for Stockholders of record on April 22, 1996.

  In preparing the Pro Forma Financial Data, adjustments have been made to the historical book value of assets acquired and liabilities assumed to reflect the estimated fair value thereof. The final determination of fair value will be based on an independent evaluation of such assets and liabilities. While JCPenney does not expect that the final valuation will result in materially different values than those assumed in the preparation of the Pro Forma Financial Data, there can be no assurance that significant differences will not occur.

  The following table sets forth the determination and allocation of the purchase price of Eckerd based on (i) the purchase of approximately 35.3 million Shares, representing 50.1 per cent of Shares outstanding as of the date of purchase, (ii) the exchange of approximately 23.2 million shares of JCPenney Common Stock for the remaining approximately 35.1 million, or 49.9 per cent, of the outstanding Shares (based on the Offer Price), and (iii) the assumption by JCPenney of approximately 3.6 million Eckerd employee stock options (based on the Offer Price net of the option exercise price, or $22.32). No assurance can be given that the future market price of JCPenney Common Stock will equal the Offer Price.

                                                                     IN MILLIONS
                                                                     -----------
      Purchase of Eckerd Common Stock...............................   $1,235
      Exchange of JCPenney Common Stock.............................    1,230
      Employee stock option consideration...........................       81
      Assumption of Eckerd debt.....................................      769
      Transaction costs and expenses................................       20
                                                                       ------
      Pro forma purchase price......................................   $3,335
                                                                       ======

  The preliminary allocation of the purchase price is as follows:

      Eckerd assets, net of accrued expenses and other liabilities, adjusted to reflect fair value................................. $  722
      Identifiable intangible assets (trade name, favorable lease
       rights, prescription files, and software)......................    555
      Deferred tax effect on intangible assets........................   (216)
      Goodwill........................................................  2,274
                                                                       ------
                                                                       $3,335
                                                                       ======

  The more significant adjustments to Eckerd's historical cost of assets and liabilities were to restore merchandise inventories to fair value, to write off Eckerd's historical intangible assets, and to increase Eckerd's 9.25% Senior Subordinated Notes due 2004 (the "Notes") to current fair value. No significant reclassifications or adjustments were required to conform Eckerd accounting policies to those of JCPenney. The identifiable intangible assets, other than the trade name, will have amortization periods ranging from five to seven years; the trade name and goodwill will be amortized over a 40 year period.

  The following Pro Forma Financial Data includes the financial position as of, and results of operations for the 39 weeks ended, October 26, 1996 for JCPenney, and the financial position as of, and results of operations for the 39 weeks ended, November 2, 1996 for Eckerd. The calendar difference between JCPenney and Eckerd with respect to such periods does not have a material impact and therefore no adjustments have been made to conform the reporting periods. The Pro Forma Combined Statement of Income for the 52 weeks ended January 27, 1996 includes historical results of operations for Eckerd for the 53 week period ended February 3, 1996. A pro forma adjustment has been made to reflect 52 weeks of operations for Eckerd's 1995 fiscal year.

  JCPenney's business depends to a great extent on the last quarter of the year. Historically, sales for that period have averaged approximately one-third of annual sales. Accordingly, the results of operations for the 39 weeks ended October 26, 1996 are not necessarily indicative of the results for the entire year.

                        PRO FORMA COMBINED BALANCE SHEET

                                OCTOBER 26, 1996
                                ($ IN MILLIONS)

                                           HISTORICAL         PRO FORMA
                                        ---------------- ----------------------
                                        JCPENNEY ECKERD* ADJUSTMENTS   COMBINED
                                        -------- ------- -----------   --------
                ASSETS
Current Assets
  Cash and short term investments.....  $   180  $     8               $   188
  Receivables, net....................    4,987       90                 5,077
  Merchandise inventory...............    5,748      969   $   105 (b)   6,822
  Prepaid expenses....................      118        4                   122
                                        -------  -------               -------
    Total current assets..............   11,033    1,071                12,209
Investment in Eckerd..................      --       --      2,566 (a)     --
                                                               171 (b)
                                                              (339)(c)
                                                            (2,398)(e)
Properties, net.......................    4,450      396        11 (b)   4,797
                                                               (60)(f)
Investments, primarily insurance oper-
 ations...............................    1,711      --                  1,711
Deferred insurance policy acquisition
 costs................................      644      --                    644
Other assets..........................    1,532      222      (215)(b)   2,054
                                                               555 (c)
                                                              (40) (f)
Goodwill..............................                       2,274 (e)   2,274
                                        -------  -------   -------     -------
    Total Assets......................  $19,370  $ 1,689   $ 2,630     $23,689
                                        =======  =======   =======     =======
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued ex-
   penses.............................  $ 2,968  $   662   $    10 (b) $ 3,640
  Short term debt.....................    2,120      --                  2,120
  Deferred taxes......................       96      --                     96
                                        -------  -------               -------
    Total current liabilities.........    5,184      662                 5,856
Long term debt........................    4,663      769     1,255 (a)   7,073
                                                                20 (b)
                                                               366 (d)
Deferred taxes........................    1,259      --         33 (b)   1,408
                                                               216 (c)
                                                              (100)(f)
Bank deposits.........................      744      --                    744
Insurance policy and claims reserves..      744      --                    744
Other liabilities.....................      479      134         9 (b)     822
                                                               200 (f)
Stockholders' equity..................    6,297      124     1,311 (a)   7,042
                                                              (366)(d)
                                                              (124)(e)
                                                              (200)(f)
                                        -------  -------   -------     -------
Total Liabilities and Stockholders'
 Equity...............................  $19,370  $ 1,689   $ 2,630     $23,689
                                        =======  =======   =======     =======

--------
* At November 2, 1996.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                        39 WEEKS ENDED OCTOBER 26, 1996
                     ($ IN MILLIONS EXCEPT PER SHARE DATA)

                                            HISTORICAL         PRO FORMA
                                         ---------------- ---------------------
                                         JCPENNEY ECKERD* ADJUSTMENTS  COMBINED
                                         -------- ------- -----------  --------
Retail Sales...........................  $14,496  $3,887     $ 715 (g) $19,098
Revenue of other businesses............      737     --                    737
                                         -------  ------     -----     -------
    Total revenue......................   15,233   3,887       715      19,835
Cost of goods sold, occupancy, buying,
 and warehousing costs.................   10,128   3,044       563 (g)  13,735
Selling, general, and administrative
 expenses..............................    3,551     685       139 (g)   4,375
Amortization of intangible assets......               26         2 (g)      80
                                                                 4 (h)
                                                                (2)(h)
                                                                76 (i)
                                                               (26)(i)
Costs and expenses of other business-
 es....................................      589     --                    589
Net interest expense and credit opera-
 tions.................................      177      46         5 (g)     316
                                                                (1)(i)
                                                                89 (j)
Business acquisition and consolidation
 expenses..............................       34     --                     34
                                         -------  ------     -----     -------
    Total costs and expenses...........   14,479   3,801       849      19,129
                                         -------  ------     -----     -------
Income before income taxes and extraor-
 dinary items..........................      754      86      (134)        706
Income taxes...........................      283      19         3 (g)     279
                                                               (38)(l)
                                                                12 (m)
                                         -------  ------     -----     -------
Income before extraordinary items......  $   471  $   67     $(111)    $   427
                                         =======  ======     =====     =======
Income before extraordinary items per
 common share
  Primary..............................  $  1.93                       $  1.58
                                         =======                       =======
  Fully diluted........................  $  1.89                       $  1.56
                                         =======                       =======

--------
* 39 weeks ended November 2, 1996.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                        52 WEEKS ENDED JANUARY 27, 1996
                     ($ IN MILLIONS EXCEPT PER SHARE DATA)

                                            HISTORICAL         PRO FORMA
                                         ---------------- ---------------------
                                         JCPENNEY ECKERD* ADJUSTMENTS  COMBINED
                                         -------- ------- -----------  --------
Retail Sales...........................  $20,563  $4,997     $ 974 (g) $26,442
                                                               (92)(k)
Revenue of other businesses............      857     --                    857
                                         -------  ------     -----     -------
Total revenue..........................   21,420   4,997       882      27,299
Cost of goods sold, occupancy, buying,    14,334   3,875       715 (g)  18,854
 and warehousing costs.................                        (70)(k)
Selling, general, and administrative       4,895     889       259 (g)   6,031
 expenses..............................                        (12)(k)
Amortization of intangible assets......               33         3 (g)     107
                                                                 5 (h)
                                                                (3)(h)
                                                                102(i)
                                                               (33)(i)
Costs and expenses of other business-
 es....................................      667     --                    667
Net interest expense and credit opera-
 tions.................................      183      77         6 (g)     382
                                                                (1)(i)
                                                               118 (j)
                                                                (1)(k)
                                         -------  ------     -----     -------
Total costs and expenses...............   20,079   4,874     1,088      26,041
                                         -------  ------     -----     -------
Income before income taxes and extraor-
 dinary items..........................    1,341     123      (206)      1,258
Income taxes...........................      503      20        (3)(g)     492
                                                                (1)(k)
                                                               (51)(l)
                                                                24 (m)
                                         -------  ------     -----     -------
Income before extraordinary items......  $   838  $  103     ($175)    $   766
                                         =======  ======     =====     =======
Income before extraordinary items per
 common share
Primary................................  $  3.48                       $  2.88
                                         =======                       =======
Fully diluted..........................  $  3.33                       $  2.78
                                         =======                       =======

--------
* 53 weeks ended February 3, 1996. Pro Forma adjustment (k) adjusts Eckerd's 53 week 1995 fiscal calendar to 52 weeks to conform to JCPenney's 1995 fiscal calendar.

           NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                                  OF JCPENNEY

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF OCTOBER 26, 1996:

  (a) Reflects the Merger as a two-step cash and stock transaction consisting of (i) the Offer, in which JCPenney acquired approximately 35.3 million Shares at the Offer Price, for a total cost of approximately $1,235 million, (ii) the subsequent exchange of approximately 23.2 million shares of JCPenney Common Stock for the remaining approximately 35.1 million Shares at a rate of 0.6604 shares of JCPenney Common Stock for each remaining Share, valued at the Offer Price, or a total value of approximately $1,230 million, and (iii) the assumption by JCPenney of approximately 3.6 million outstanding Eckerd employee stock options at the same 0.6604 exchange ratio, for a value of approximately $81 million (based on the Offer Price net of the option exercise price, or $22.32). The Offer Price is based on the closing sales price of JCPenney Common Stock on November 1, 1996. JCPenney transaction costs related to the Merger are expected to be approximately $20 million. This pro forma adjustment resulted in increases of $1,255 million in long term debt and $1,311 million in Stockholders' Equity, and the recognition of JCPenney's $2,566 million investment in Eckerd.

  (b) Adjusts Eckerd's historical balance sheet to recognize the estimated fair value of assets acquired and liabilities assumed. This adjustment reflects the write off of Eckerd's intangible and other deferred assets, the step-up of Eckerd inventory, fixed assets, and the Notes to reflect their estimated fair value, and the recognition of the associated deferred tax impact of these adjustments. The resulting decrease in Eckerd's net assets of $171 million is reflected as an increase to JCPenney's investment in Eckerd.

  (c) Records identifiable intangible assets acquired in the Merger, consisting of the trade name, favorable lease rights, prescription files, and computer software, having an aggregate value of $555 million, and establishes the related deferred tax effects of $216 million.

  (d) Reflects the Share Repurchase at an aggregate value of approximately $366 million financed through the issuance of long term debt.

  (e) Reflects the elimination of JCPenney's investment in Eckerd in consolidation, and recognizes goodwill related to the Merger.

  (f) Recognizes the liability and the write-off of assets related to one-time, non-recurring charges for closing of duplicate facilities, restructuring of the drug stores' administrative functions, and the planned divestiture of certain drug stores in North Carolina and South Carolina in compliance with the FTC Agreement Containing Consent Order. Such charges will be recorded in the fourth quarter of 1996 and are estimated for pro forma purposes at $300 million on a before-tax basis, and $200 million net of tax effects.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME FOR THE 39 WEEKS ENDED OCTOBER 26, 1996 AND THE 52 WEEKS ENDED JANUARY 27, 1996:

  (g) Reflects results of operations of Fay's for the period January 28, 1996 to October 11, 1996 in the statement of income for the 39 week period ended October 26, 1996, and from January 29, 1995 to January 27, 1996 in the statement of income for the 52 weeks ended January 27, 1996.

  (h) Eliminates historical amortization of Fay's intangible assets, and reflects the amortization of the excess of cost over fair value of assets acquired, or $208 million, over a 40 year amortization period.

  (i) Eliminates historical amortization of Eckerd's intangible assets, and reflects the amortization of intangible assets and goodwill arising from the Merger. Identifiable intangible assets, other than the trade name, will be amortized over periods ranging from five to seven years; the trade name and goodwill will be amortized over a 40 year period.

  (j) Records interest expense arising from acquisition debt consisting of approximately $1,235 million related to the Offer, $366 million related to the Share Repurchase as discussed in note (d), and $30 million related to transaction costs ($20 million for JCPenney, and $10 million for Eckerd), at an assumed interest rate of 7.25 per cent.

  (k) Adjusts Eckerd historical results of operations to a 52 week basis from its historical 53 week 1995 fiscal year.

  (l) Records the tax effects of adjustments to income at the JCPenney marginal combined statutory income tax rate of 39 per cent.

  (m) To adjust Eckerd historical income tax expense to provide for the reclassification of the tax benefit resulting from net operating loss carryforwards which will be accounted for as a reduction of goodwill in future periods.

  The preceding Pro Forma Financial Data has been prepared assuming consummation of the Forward Merger. In the event that the Reverse Merger is effected, the Merger would be solely a cash transaction, and accordingly the Pro Forma Financial Data would differ as follows: (i) long term debt would increase by $1,311 million related to the acquisition of the remaining Shares, including the assumption by JCPenney of Eckerd employee stock options, and Stockholders' Equity would decrease by a corresponding $1,311 million, (ii) interest expense would increase by $71 million for the 39 weeks ended October 26, 1996, and $95 million for the 52 weeks ended January 27, 1996, (iii) outstanding JCPenney Common Stock would be reduced by 25.6 million shares, representing approximately 23.2 million shares of JCPenney Common Stock exchanged for Shares and approximately 2.4 million shares of JCPenney Common Stock reserved for issuance upon the exercise of Eckerd employee stock options, (iv) fully diluted income before extraordinary items per share would remain approximately the same for the 39 weeks ended October 26, 1996, and increase to $2.83 for the 52 weeks ended January 27, 1996, and (v) primary income before extraordinary items per share would remain approximately the same for the 39 weeks ended October 26, 1996, and increase to $2.95 for the 52 weeks ended January 27, 1996.

                    CERTAIN PROJECTED FINANCIAL INFORMATION

  In the course of its discussions in October, 1996 with JCPenney described in "THE MERGER--Background of the Merger", Eckerd provided JCPenney and its financial advisors with certain business and financial information which JCPenney believes was not publicly available. Such information included, among other things, certain financial projections for 1996 through 2000 (the "Eckerd Projections") prepared by the management of Eckerd as a long-range plan. Eckerd Projections do not take into account any of the potential effects of the transactions contemplated by the Offer and the Merger. Eckerd does not as a matter of course publicly disclose internal projections as to future revenues, earnings or financial condition.

  Set forth below is a summary of the Eckerd Projections provided to JCPenney in October, 1996.

                                                       (FISCAL YEARS)
                                             ----------------------------------
                                              1996   1997   1998   1999   2000
                                             ------ ------ ------ ------ ------
                                                   (AMOUNTS IN MILLIONS)
Sales....................................... $5,495 $6,189 $7,036 $8,011 $9,110
Earnings Before Interest and Taxes..........    216    250    291    344    407
Interest Expense............................     64     63     59     52     41
                                             ------ ------ ------ ------ ------
Pretax Income...............................    152    187    232    292    366
Income Taxes................................     33     52     79    111    139
                                             ------ ------ ------ ------ ------
Net Income.................................. $  119 $  135 $  153 $  181 $  227
                                             ====== ====== ====== ====== ======

  THE ECKERD PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE PROJECTIONS ARE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS ONLY BECAUSE SUCH INFORMATION WAS PROVIDED TO JCPENNEY. NONE OF JCPENNEY, OMEGA OR ANY PARTY TO WHOM THE PROJECTIONS WERE PROVIDED ASSUMES ANY RESPONSIBILITY FOR THE

ACCURACY OF SUCH INFORMATION. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THESE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF ECKERD WHICH, THOUGH JCPENNEY HAS BEEN ADVISED WERE CONSIDERED REASONABLE BY ECKERD AT THE TIME THEY WERE FURNISHED TO JCPENNEY, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF ECKERD. THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE PROJECTIONS HAVE NOT BEEN EXAMINED OR COMPILED BY ECKERD'S INDEPENDENT PUBLIC ACCOUNTANTS, AND ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM. FOR THESE REASONS, AS WELL AS THE BASES ON WHICH SUCH PROJECTIONS WERE COMPILED, THERE CAN BE NO ASSURANCE THAT SUCH PROJECTIONS WILL BE REALIZED, OR THAT ACTUAL RESULTS WILL NOT BE HIGHER OR LOWER THAN THOSE ESTIMATED. THE INCLUSION OF SUCH PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT JCPENNEY, OMEGA OR ANY OTHER PARTY WHO RECEIVED SUCH INFORMATION CONSIDERS IT AN ACCURATE PREDICTION OF FUTURE EVENTS.

  Other Information. Eckerd is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Eckerd's directors and officers, their remuneration, stock options granted to them, the principal holders of Eckerd's securities, any material interests of such persons in transactions with Eckerd and other matters is required to be described in proxy statements distributed to Eckerd's stockholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                                 THE COMPANIES

 Eckerd

  Eckerd operates one of the largest drug store chains in the United States. At November 2, 1996, the Eckerd chain consisted of 1,730 stores in 13 states located primarily in the Sunbelt. Over its 43-year history, the Eckerd drug store chain has built a strong market position in areas where demographic characteristics are favorable to drug store growth. Eckerd's stores are concentrated in ten of the 12 metropolitan statistical areas with the largest percentage growth in population from 1980 to 1990, and, according to industry sources, Eckerd ranks first or second in terms of drug store sales in 21 of the major metropolitan markets in which it operates.

 JCPenney

  JCPenney was founded by James Cash Penney in 1902. Incorporated in Delaware in 1924, JCPenney is a major retailer, operating over 1,200 JCPenney department stores in all 50 states, Puerto Rico, Mexico and Chile. The major portion of JCPenney's business consists of providing merchandise and services to consumers through department stores that include catalog departments. JCPenney markets predominantly family apparel, jewelry, shoes, accessories and home furnishings.

  Through its indirect wholly owned subsidiary, Thrift Drug, JCPenney also operates a chain of approximately 954 drug stores predominantly in Pennsylvania, New Jersey, New York and North Carolina. Additionally,

JCPenney owns and operates several insurance companies, which market life, health, accident and credit insurance.

  The business of marketing merchandise and services is highly competitive. Although JCPenney is one of the largest department store retailers in the United States, it has numerous competitors. Many factors enter into the competition for the consumer's patronage, including price, quality, style, service, product mix, convenience and credit availability. JCPenney's annual earnings depend to a significant extent on the results of operations for the last quarter of its fiscal year. Sales for that period average approximately one-third of annual sales.

 Omega

  Omega, a Delaware corporation, was organized to acquire all of the outstanding Shares pursuant to the Offer and the Merger and has not conducted any unrelated activities since its organization. All of the outstanding capital stock of Omega is owned directly by JCPenney. The principal executive offices of Omega and JCPenney are located at 6501 Legacy Drive, Plano, Texas 75024-3698.

                   OTHER LEGAL MATTERS; REGULATORY APPROVAL

GENERAL

  Except as otherwise disclosed herein, based on representations and warranties made by Eckerd in the Merger Agreement and a review of publicly available information by Eckerd with the Commission, neither JCPenney nor Omega is aware of (i) any license or regulatory permit that appears to be material to the business of Eckerd and its subsidiaries, taken as a whole, that might be adversely affected as a result of the acquiring of the Shares by Omega pursuant to the Offer or the acquisition of Shares by JCPenney pursuant to the Merger, or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by JCPenney or Omega as contemplated herein. Should any such approval or other action be required, JCPenney and Omega currently contemplate that such approval or action would be sought.

ANTITRUST

  Under the HSR Act, and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. On November 21, 1996, the waiting period under the HSR Act expired without a request from the FTC for additional information. On December 6 1996, the FTC accepted (subject to public comment) an Agreement Containing Consent Order that requires JCPenney to divest certain Rite Aid drug stores and Kerr Drug stores in North Carolina and South Carolina, which divestiture is not itself a condition to consummation of the Merger pursuant to the Merger Agreement.

STATE TAKEOVER STATUTES

  As a Delaware Corporation, Eckerd is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Eckerd Board has approved the transactions contemplated by the Merger Agreement. Accordingly, the transactions contemplated by the Merger Agreement are exempt from the provisions of Section 203.

  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

  Eckerd, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. JCPenney does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, JCPenney will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, JCPenney and/or Omega might be required to file certain information with, or receive approvals from, the relevant state authorities.

        RESTRICTIONS ON RESALES OF JCPENNEY COMMON STOCK BY AFFILIATES

  The shares of JCPenney Common Stock to be issued to the Stockholders in the Merger are being registered under the Securities Act pursuant to the Registration Statement. However, because some Stockholders are or may be affiliates of Eckerd at the time of the Special Meeting, such persons will not be able to resell the JCPenney Common Stock received by them in the Merger unless such JCPenney Common Stock is registered for resale under the Securities Act, is sold in compliance with an exemption from the registration requirements of the Securities Act or is sold in compliance with Rule 145 under the Securities Act.

  Pursuant to Rule 145 under the Securities Act, the sale of JCPenney Common Stock acquired by such affiliates of Eckerd pursuant to the Merger will be subject to certain restrictions. Such persons may sell JCPenney Common Stock under Rule 145 only if (i) JCPenney has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months,
(ii) the JCPenney Common Stock is sold in a "broker's transaction", which is defined in Rule 144 under the Securities Act as a sale in which (a) the seller does not solicit or arrange for orders to buy the securities, (b) the seller does not make any payment other than to a broker, (c) the broker does no more than execute the order and receive a nominal commission and (d) the broker does not solicit customer orders to buy the securities, and (iii) such sale and all other sales made by such person within the preceding three months do not collectively exceed the greater of (x) 1% of the outstanding shares of JCPenney Common Stock and (y) the average weekly trading volume of JCPenney Common Stock on all national securities exchanges during the four-week period preceding the sale.

                     DESCRIPTION OF JCPENNEY CAPITAL STOCK

  As of December 31, 1996, JCPenney's authorized capital stock consisted of 25,000,000 shares of preferred stock, without par value ("JCPenney Preferred Stock"), of which 949,392 shares were issued and outstanding, and 1,250,000,000 shares of JCPenney Common Stock, of which 229,978,026 shares were issued and outstanding. The descriptions set forth below of the JCPenney Common Stock, JCPenney Preferred Stock and rights constitute brief summaries of certain provisions of the JCPenney Restated Certificate of Incorporation (the "JCPenney Charter"), the JCPenney Bylaws and the Rights Agreement between JCPenney and First Chicago Trust Company of New York, dated as of February 14, 1990, as amended on January 13, 1992 to reflect Manufacturers Hanover Trust Company (now ChaseMellon Shareholder Services L.L.C.) as successor rights agent (the "JCPenney Rights Agreement"), and are qualified in their entirety by reference to the relevant provisions of such documents, all of which are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part and are incorporated herein by reference.

JCPENNEY COMMON STOCK

  Holders of JCPenney Common Stock are entitled to one vote per share with respect to each matter submitted to a vote of the stockholders of JCPenney, including the election of directors, subject to voting rights that may be established for shares of JCPenney Preferred Stock. Shares of JCPenney Common Stock vote as a class together with the shares of Series A Preferred Stock (as hereinafter described), if any such shares of Series A Preferred Stock are issued, and Series B Preferred Stock (as hereinafter described). The Board of Directors of JCPenney is divided into three classes to be as nearly equal in number as possible. One third of the directors are elected every year and serve three-year terms. Holders of JCPenney Common Stock do not have the right to cumulate votes in the election of directors and have no preemptive or subscription rights. JCPenney Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions relating to such stock.

  Subject to the prior rights of any outstanding shares of JCPenney Common Stock, holders of JCPenney Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by the Board of Directors of JCPenney. Upon any voluntary or involuntary liquidation, dissolution or winding up of JCPenney, holders of JCPenney Common Stock will be entitled to receive such assets as are available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of JCPenney Preferred Stock are entitled.

  The outstanding shares of JCPenney Common Stock are, and the shares of JCPenney Common Stock to be issued in connection with the Merger will be, fully paid and nonassessable. Additional shares of JCPenney Common Stock may be issued, as authorized by the Board of Directors of JCPenney from time to time, without stockholder approval, except any stockholder approval required by the NYSE.

JCPENNEY PREFERRED STOCK

  The JCPenney Charter authorizes 25,000,000 shares of JCPenney Preferred Stock, without par value. JCPenney's Board of Directors has designated 1,600,000 shares of JCPenney Preferred Stock as Series A Junior Participating Preferred Stock ("Series A Preferred Stock") and has authorized such shares for issuance pursuant to the exercise of the Rights. As of December 31, 1996, no shares of Series A Preferred Stock have been issued. In addition, 1,400,000 shares of JCPenney Preferred Stock have been designated Series B ESOP Convertible Preferred Stock ("Series B Preferred Stock"). As of December 31, 1996, 949,392 shares of Series B Preferred Stock were issued and outstanding.

Rights; Series A Preferred Stock

  There is attached to each share of JCPenney Common Stock, including the shares offered hereby, one Right to purchase from JCPenney one four-hundredth of a share of Series A Preferred Stock at a purchase price of $140 per share (the "Purchase Price"), subject to adjustment in certain events. The terms and conditions of the Rights are contained in the JCPenney Rights Agreement.

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

  Initially, the Rights attached to the Shares of JCPenney Common Stock to be issued in the Merger will not be exercisable, certificates for the Rights will not be issued and the Rights will automatically trade with the JCPenney Common Stock.

  The Rights will separate from the JCPenney Common Stock and a "Distribution Date" will occur on the earlier of (i) the tenth day following the earlier of
(a) a public announcement that a person or group of affiliated or associated persons other than JCPenney, any subsidiary of JCPenney or any employee benefit plan or employee stock plan of JCPenney or of any subsidiary of JCPenney (an "Exempt Person") has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding JCPenney Common Stock (as used in this Proxy Statement/Prospectus with respect to the JCPenney Rights Agreement, an "Acquiring Person") or (b) such date that a majority of the JCPenney Board of Directors shall become aware of the existence of an Acquiring Person (either date referenced in (a) or (b) above being the "Stock Acquisition Date") or (ii) the nineteenth business day following the commencement of or public announcement of the intent to commence a tender or exchange offer which, if consummated, would result in the ownership of 30% or more of the outstanding JCPenney Common Stock, irrespective of whether any shares of JCPenney Common Stock are acquired pursuant to such offer. The JCPenney Rights Agreement provides that the Distribution Date may be extended by the JCPenney Board of Directors prior to the expiration of either of the time periods referenced in the preceding sentence. It further provides that until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the JCPenney Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the JCPenney Common Stock certificates issued after February 14, 1990 (including the certificates issued in connection with the Merger) will contain a legend incorporating the JCPenney Rights Agreement by reference and the surrender for transfer of any of the Company's JCPenney Common Stock certificate, with or without the aforesaid legend or a copy of the Summary of Rights attached thereto, will also constitute the simultaneous transfer of the Rights associated with the JCPenney Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate Rights Certificates ("Rights Certificates") will be mailed to holders of record of JCPenney Common Stock at the close of business on the Distribution Date, and, thereafter, the Rights Certificates alone will evidence the Rights, and the Rights will thereafter be transferable separate and apart from the JCPenney Common Stock.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 14, 2000, unless redeemed earlier as described below.

  Under certain circumstances, as provided in the JCPenney Rights Agreement, Rights issued to or beneficially owned by a person who is or becomes an Acquiring Person (other than pursuant to a Permitted Tender Offer, as hereinafter defined) or an associate or affiliate of such Acquiring Person (as such terms are defined in the JCPenney Rights Agreement) or, under certain circumstances, transferees thereof, will become null and void and thereafter may not be transferred to any person.

  The Series A Preferred Stock issued upon the exercise of a Right will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of JCPenney Preferred Stock, will be subordinate to all other series of JCPenney Preferred Stock. The Series A Preferred Stock will not be issued except upon exercise of the Rights.

  Each share of Series A Preferred Stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $50 per share or 200 times the quarterly cash dividend declared on shares of JCPenney Common Stock and would receive an additional dividend preference equal to 200 times any extraordinary dividend declared on shares of JCPenney Common Stock (other than dividends payable in equity securities of JCPenney). In event of the dissolution, liquidation or winding-up of JCPenney, the holders of Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $200 per share or 200 times the payment per share made in respect of the JCPenney Common Stock. Each share of Series A Preferred Stock will have 200 votes, voting together with JCPenney Common Stock as a single class. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of

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

Series A Preferred Stock will be entitled to receive 200 times the amount received per share of JCPenney Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are subject to anti-dilution adjustment in certain circumstances.

  The Purchase Price payable and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for the purchase of Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in Series A Preferred Stock) or of subscription rights or warrants.

  If any person (other than an Exempt Person) becomes the beneficial owner of 15% or more of the then outstanding shares of JCPenney Common Stock (other than pursuant to a tender or exchange offer for all outstanding shares of JCPenney Common Stock that the JCPenney Board of Directors, taking into account the long-term value of JCPenney and all other factors that it deems relevant in the circumstance determines to be at a price and on terms which are fair to the holders of shares of JCPenney Common Stock ("Permitted Tender Offer")), each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of the Purchase Price, in lieu of Series A Preferred Stock, a number of shares of JCPenney Common Stock having a market value equal to twice the Purchase Price. In lieu of issuing shares of JCPenney Common Stock upon exercise of Rights, JCPenney may, and to the extent that insufficient shares of JCPenney Common Stock are available for the exercise in full of the Rights, JCPenney shall, issue cash, property or other securities of JCPenney, or any combination thereof, (which may be accompanied by a reduction in the Purchase Price), in proportions determined by JCPenney, so that the aggregate value received is equal to twice the Purchase Price. Rights will not be exercisable following the acquisition of shares of JCPenney Common Stock by an Acquiring Person as described in this paragraph until the expiration of the period during which the Rights may be redeemed as described below. Notwithstanding the foregoing, after the acquisition of shares of JCPenney Common Stock as described above in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

  The JCPenney Board of Directors may, at its option, at any time after a person becomes an Acquiring Person (other than pursuant to a Permitted Tender Offer) exchange all or part of the then outstanding and exercisable Rights for shares of JCPenney Common Stock at an exchange ratio of one share of JCPenney Common Stock per Right; provided, however, the JCPenney Board of Directors may not effect such exchange after the time that any Person (other than an Exempt Person) becomes the beneficial owner of 50% or more of the JCPenney Common Stock then outstanding.

  Unless the Rights are redeemed earlier, if, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination (in which any shares of the JCPenney Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of JCPenney and its subsidiaries (taken as a whole) are sold or transferred in one transaction or a series of related transactions, the JCPenney Rights Agreement provides that a proper provision shall be made so that each holder of record of a Right will from and after that time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring or transferee company which has a market value at the time of such transaction equal to twice the Purchase Price. The right to purchase stock of an acquiring company would not apply to a transaction with a person who became an Acquiring Person pursuant to a Permitted Tender Offer if (i) the form of consideration paid to holders of JCPenney Common Stock in such transaction were the same as the form of consideration paid in the Permitted Tender Offer and (ii) the price paid to holders of JCPenney Common Stock in such transaction was not less than the price paid in the Permitted Tender Offer.


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

  Fractions of shares of Series A Preferred Stock may, at the election of JCPenney, be evidenced by depositary receipts. JCPenney may also issue cash in lieu of fractional shares of Series A Preferred Stock which are not integral multiples of one four-hundredth of a share.

  At any time until ten days following the Stock Acquisition Date (subject to extension by the JCPenney Board of Directors), the JCPenney Board of Directors may cause JCPenney to redeem the Rights in whole, but not in part, at a price of $0.005 per Right, subject to adjustment. Immediately upon the effective time of the redemption authorized by the JCPenney Board of Directors the right to exercise the Rights will terminate, and the only remaining right of holders of Rights will be to receive payment of the redemption price without any interest thereon.

  As long as the Rights are redeemable, JCPenney may, except with respect to the redemption price or expiration date of the Rights, amend the Rights in any manner, including, without limitation, an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not redeemable, JCPenney may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights as such.

  Until a Right is exercised, the holder, as such, will have no rights as a stockholder of JCPenney, including, without limitation, the right to vote or to receive dividends or payments upon the dissolution, liquidation or winding-up of the Company.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire JCPenney on terms not approved by the JCPenney Board of Directors. The Rights should not interfere with any merger or other business combination approved by the JCPenney Board of Directors since the Rights may be redeemed by JCPenney at $0.005 per Right at any time until the close of business on the tenth day (unless extended) after a person or group has obtained beneficial ownership of 15% or more of the JCPenney Common Stock.

Series B Preferred Stock

  Restrictions on Transfer. Pursuant to the Certificate of Designations respecting the Series B Preferred Stock, shares of Series B Preferred Stock may be issued only to a trustee acting on behalf of an employee stock ownership plan or other employee benefit plan of JCPenney ("Plan Trustee"). In the event of any transfer of shares of Series B Preferred Stock to other than such Plan Trustee, the shares of Series B Preferred Stock so transferred, upon such transfer and without any further action by JCPenney or the holder, will be automatically converted into shares of JCPenney Common Stock on the terms provided for such conversion (described below) and no such transferee will have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to shares of Series B Preferred Stock but, rather, only the rights and powers pertaining to the JCPenney Common Stock (described above) into which such shares of Series B Preferred Stock are so converted.

  Liquidation Rights; Dividends. Shares of Series B Preferred Stock have a liquidation preference of $600 per share (plus accumulated and unpaid dividends) and pay cumulative dividends semi-annually in an amount per share equal to $47.40 per share per annum. So long as shares of Series B Preferred Stock remain outstanding, no dividend may be declared or paid or set apart for payment on any other series of stock of JCPenney ranking on a parity with the Series B Preferred Stock as to dividends unless like dividends have been declared and paid or set apart for payment on shares of Series B Preferred Stock. Moreover, except with respect to (i) dividends payable solely in shares of stock of JCPenney ranking, as to dividends or as to distributions upon the liquidation, dissolution or winding-up of JCPenney ("Liquidation Distributions"), junior to the Series B Preferred Stock or (ii) the acquisition of any shares of stock of JCPenney ranking, as to dividends or as to Liquidation Distributions, junior to the Series B Preferred Stock either
(a) pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of JCPenney or any of its subsidiaries or (b) in exchange solely for shares of stock of JCPenney ranking junior to the Series B Preferred

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

Stock, in the event that full cumulative dividends on the shares of Series B Preferred Stock have not been declared and paid or set apart for payment when due, JCPenney is prohibited from declaring or paying or setting apart for payment any dividends or making any distributions in respect of, or, making any payments on account of, the purchase, redemption or other retirement of any other class of stock or series thereof of JCPenney ranking, as to dividends or as to Liquidation Distributions, junior to the Series B Preferred Stock, until full cumulative dividends on the shares of Series B Preferred Stock shall have been paid or declared and provided for.

  Redemption. Generally, shares of Series B Preferred Stock may be redeemed, in whole or in part, at the option of JCPenney at an initial redemption price (payable in cash or securities or a combination thereof) of $633.18 per share, declining by approximately 1% each succeeding year until July 2, 1998, whereafter the redemption price per share will be equal to $600 per share; plus, in each case, an amount equal to all dividends accumulated and unpaid on such share to the date fixed for redemption. In addition, upon the occurrence of certain events, JCPenney may elect to redeem shares of Series B Preferred Stock at a redemption price of $600 per share plus an amount equal to all dividends accumulated and unpaid on such shares to the date fixed for redemption.

  However, under certain circumstances a holder of shares of Series B Preferred Stock (for example, a Plan Trustee) may, upon not less than five days written notice, elect to require JCPenney to redeem such shares at a redemption price of $600 per share plus an amount equal to all dividends accumulated and unpaid on such shares to the date fixed for redemption.

  Conversion Rights. Shares of Series B Preferred Stock are, at any time prior to the close of business on the date fixed for redemption of such shares, convertible into shares of JCPenney Common Stock, at a conversion rate of 20 shares of JCPenney Common Stock for each share of Series B Preferred Stock, subject to anti-dilution adjustment under certain circumstances. Whenever JCPenney issues shares of JCPenney Common Stock upon conversion of shares of Series B Preferred Stock, JCPenney will issue together with each such share of JCPenney Common Stock an associated Right (as more fully described above).

  Voting Rights. Holders of the Series B Preferred Stock are entitled to vote upon all matters submitted to a vote of the holders of JCPenney Common Stock voting together with the holders of JCPenney Common Stock as a single class. Each share of Series B Preferred Stock carries the number of votes equal to the number of shares of JCPenney Common Stock into which such share of Series B Preferred Stock could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one-tenth of a vote. Holders of shares of Series B Preferred Stock enjoy no special voting rights and their consent is not specially required for the taking of any corporate action; provided, however, that the vote of the holders of at least 66 2/3% of the outstanding shares of Series B Preferred Stock, voting separately as a series, is necessary before certain actions may be taken which would adversely affect the rights of the Series B Preferred Stock.

  Additional Rights. Holders of shares of Series B Preferred Stock have certain additional rights in the event JCPenney should (i) consummate a merger, consolidation or similar transaction ("Extraordinary Transaction") pursuant to which the outstanding shares of JCPenney Common Stock are, by operation of law, exchanged solely for, or changed, reclassified or converted solely into, stock of any successor or resulting company (including JCPenney), which stock constitutes "employer securities" with respect to a holder of Series B Preferred Stock (within the meaning of Section 409(l) of the Code, or any successor provisions of law) and "qualifying employer securities" with respect to a holder of Series B Preferred Stock (within the meaning of Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any successor provisions of law), (ii) consummate an Extraordinary Transaction pursuant to which the outstanding shares of JCPenney Common Stock are by operation of law, exchanged for, or changed, reclassified or converted into, other stock, securities, cash or any other property, or any combination thereof, or (iii) enter into any agreement providing for any Extraordinary Transaction pursuant to which the outstanding shares of JCPenney Common Stock would, upon consummation thereof, be, by operation of law, exchanged for, or changed, reclassified or converted into, other stock, securities, cash or any other property, or any combination thereof, other than any such consideration constituted solely of qualifying employer securities and cash payments in lieu of fractional shares, as the case may be.

                       COMPARISON OF STOCKHOLDER RIGHTS

  JCPenney and Eckerd are Delaware corporations subject to the provisions of the DGCL. The rights of current Stockholders are governed by Eckerd's Restated Certificate of Incorporation (the "Eckerd Charter"), Eckerd's Amended and Restated Bylaws (the "Eckerd Bylaws") and the DGCL. If the Forward Merger is effected, upon consummation of the Forward Merger, Stockholders who receive JCPenney Common Stock in exchange for their Shares will become stockholders of JCPenney and, at the Effective Time, their rights as stockholders will be determined by the JCPenney Charter and the JCPenney Bylaws.

  The following is a summary of the material differences in the rights of Stockholders under the Eckerd Charter and the Eckerd Bylaws and the rights of stockholders of JCPenney under the JCPenney Charter and the JCPenney Bylaws. The following discussion does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the DGCL and the JCPenney Charter, the Eckerd Charter, the JCPenney Bylaws and the Eckerd Bylaws.

AUTHORIZED CAPITAL STOCK

  The authorized capital stock of Eckerd consists of (i) 96,481,272 shares of voting common stock, $.01 par value per share, (ii) 3,518,728 shares of non-voting common stock, $.01 par value per share, and (iii) 20,000,000 shares of preferred stock $.01 par value per share. For a description of JCPenney authorized capital stock, see "DESCRIPTION OF JCPENNEY CAPITAL STOCK".

VOTING RIGHTS

  Holders of JCPenney Common Stock and the Shares are entitled to full voting rights, with one vote for each share held of record on all matters submitted to a vote of stockholders.

  Holders of Series B Preferred Stock of JCPenney are entitled to vote on each matter submitted to a vote of holders of JCPenney Common Stock and each share of Series B Preferred Stock carries the number of votes equal to the number of shares of JCPenney Common Stock into which such preferred share could have been converted on the applicable record date (currently 20 votes). In addition, holders of Series A Preferred Stock of JCPenney, if any such shares are issued, would be entitled to 200 votes per share on any matter submitted to a vote of holders of JCPenney Common Stock. Shares of Series B Preferred Stock, and shares of Series A Preferred Stock, if any such shares are issued, vote as a class together with the shares of JCPenney Common Stock.

BOARD OF DIRECTORS

  The Boards of Directors of both JCPenney and Eckerd are divided into three classes of directors that are as nearly equal in number as possible, with directors serving staggered three-year terms. The JCPenney Charter and the Eckerd Charter provide that the number of directors shall be fixed from time to time by their respective Boards of Directors. Currently, the number of JCPenney directors is fixed at 11, and the number of Eckerd's directors is fixed at eight.

PAYMENT OF DIVIDENDS TO STOCKHOLDERS

  The JCPenney Bylaws and the Eckerd Bylaws provide that their respective Boards of Directors may declare dividends from time to time out of funds legally available therefor. The Board of Directors of each of JCPenney and Eckerd are empowered to designate and issue shares of preferred stock, any of which may carry preferential rights to receive dividends.

  The JCPenney Board has designated two series of JCPenney Preferred Stock, each of which ranks senior to shares of JCPenney Common Stock in the payment of dividends. Shares of Series B Preferred Stock of JCPenney, 1,400,000 of which have been authorized and, as of December 31, 1996, 949,392 of which were issued and outstanding, carry a dividend preference of $47.40 per annum, payable semi-annually. This dividend must be paid before any dividend may be paid on any shares of JCPenney capital stock ranking in parity with or junior to the Series B Preferred Stock. See "DESCRIPTION OF JCPENNEY CAPITAL STOCK-- JCPenney Preferred Stock--Series B Preferred Stock." In addition, shares of Series A Preferred Stock, 1,600,000 of which have been authorized for possible issuance pursuant to the terms of the JCPenney Rights Agreement but none of which are presently issued or outstanding, carry a quarterly dividend preference equal to the greater of $50 per share or 200 times the quarterly cash dividend declared on shares of JCPenney Common Stock and would carry an additional dividend preference equal to 200 times any extraordinary dividend declared on shares of JCPenney Common Stock (other than dividends payable in equity securities of JCPenney). See "DESCRIPTION OF JCPENNEY CAPITAL STOCK-- JCPenney Preferred Stock--Rights; Series A Preferred Stock."

SPECIAL MEETING OF STOCKHOLDERS

  The JCPenney Bylaws provide that special meetings of stockholders may be called only by the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors. The Eckerd Bylaws provide that special meetings of Stockholders may be called by either the Chairman, the President or the Secretary and shall be called by either such officer at the request in writing of a majority of the Board of Directors or at the request in writing of Stockholders owning a majority of the capital stock of Eckerd issued and outstanding and entitled to vote.

STOCKHOLDER CONSENT TO ACTION WITHOUT A MEETING

  Under DGCL Section 228, unless otherwise provided in a corporation's certificate of incorporation, any action required to be taken at an annual meeting or special meeting of the stockholders may be taken without such a meeting, without prior notice and without a vote if a consent in writing, setting forth the action to be taken, is signed by the holders of outstanding stock representing the number of shares necessary to take such action at a meeting at which all shares entitled to vote were present. The JCPenney Charter and the Eckerd Charter prohibit stockholder action by written consent.

LIQUIDATION RIGHTS

  In the event of any liquidation, dissolution or winding up of JCPenney or Eckerd, all assets and funds of either company remaining after the payment to the holders of any preferred stock of any preferential amounts to which such holders are entitled, shall be divided and distributed pro rata among the holders of the JCPenney Common Stock and the Shares, respectively.

  Shares of Series B Preferred Stock of JCPenney carry a liquidation preference of $600 per share (plus accumulated and unpaid dividends thereon). See "DESCRIPTION OF JCPENNEY CAPITAL STOCK--JCPenney Preferred Stock--Series B Preferred Stock." Shares of Series A Preferred Stock, if any such shares are issued, would carry a liquidation preference equal to the greater of $200 per share or 200 times the payment made in respect of JCPenney Common Stock. See "DESCRIPTION OF JCPENNEY CAPITAL STOCK--JCPenney Preferred Stock--Rights; Series A Preferred Stock."

AMENDMENT OF BYLAWS

  Section 109 of the DGCL provides that the stockholders entitled to vote have the power to adopt, amend or repeal bylaws and that a corporation may, in its certificate of incorporation, confer such powers on the board of directors. In accordance with the JCPenney Charter, the JCPenney Bylaws may be altered, amended or repealed by a vote of a majority of the directors in office or by a vote of the holders of a majority of the outstanding stock entitled to vote in the election of directors, except for certain provisions relating to the JCPenney Board of Directors (amendment of which requires the affirmative vote of not less than 80% of the voting stock outstanding). The Eckerd Charter provides that the Eckerd Board has concurrent power with the Stockholders to amend the Eckerd Bylaws. The Eckerd Bylaws provide that the Eckerd Bylaws may be altered, amended, repealed or new Bylaws adopted by the majority vote of the Eckerd Board or the Stockholders.

AMENDMENT OF CERTIFICATE OF INCORPORATION

  Section 242 of the DGCL provides that a Delaware corporation may amend its certificate of incorporation in any respect provided that the amendment contains only provisions which would have been lawful in the original certificate of incorporation. A majority of the shares entitled to vote as well as a majority of shares of each class entitled to vote thereon is required to amend the certificate of incorporation. Notwithstanding any provision in the certificate of incorporation to the contrary, the DGCL provides that any shares which are adversely affected by an amendment are entitled to vote on that amendment. If shares of any class are affected adversely while other shares of that same class are not so affected, then those shares affected shall vote as a separate class. Generally, the JCPenney Charter may be amended upon the approval of a majority of the JCPenney Common Stock and Series B Preferred Stock, voting together as a single class; however, certain provisions of the JCPenney Charter may not be amended without the approval of at least 80% of the outstanding stock of JCPenney entitled to vote generally in the election of directors, voting together as a single class. The Eckerd Charter may be amended by Eckerd in accordance with the DGCL.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Section 145 of the DGCL provides that a corporation may indemnify any person who is a party to any action, suit or proceeding by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent or another entity at the request of the corporation, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. The JCPenney Bylaws provide for indemnification of officers, directors, employees and agents, to the extent permitted by these statutes. The Eckerd Charter and Eckerd Bylaws provide that Eckerd shall indemnify its directors and officers to the fullest extent authorized or permitted by law.

REMOVAL OF DIRECTORS

  Under Section 141 of the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except (i) unless the certificate of incorporation otherwise provides, in the case of a corporation having a classified board, stockholders may effect such removal only for cause, and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors or, if there are classes of directors, at an election of the class of directors of which he or she is a part, and (iii) when the certificate of incorporation provides that a class or series, voting as a class, is entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of that class or series, voting as a class. Neither JCPenney nor Eckerd has cumulative voting. The JCPenney Charter provides that a director may be removed, with or without cause, only upon the affirmative vote of 80% of the voting stock of JCPenney, voting together as one class. The Eckerd Charter provides that directors may be removed by the Stockholders only for cause and only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors.

STOCKHOLDER RIGHTS PLANS

  The DGCL does not contain any provisions allowing or prohibiting stockholder rights plans. Delaware courts have permitted the adoption of stockholder rights plans. JCPenney has executed the Rights Agreement, that could have the effect of delaying or deferring changes in control. Eckerd has no rights plan.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of JCPenney and subsidiaries and the financial statements of JCPenney Funding Corporation as of January 27, 1996, January 28, 1995 and January 29, 1994 and for each of the years in the three-year period ended January 27, 1996 included or incorporated by reference in the JCPenney Form 10-K have been incorporated by reference herein and in the Registration Statement of which this Proxy Statement/Prospectus is a part in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the consolidated financial statements of JCPenney and subsidiaries refers to the adoption of
(i) the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, in 1995, (ii) the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1994, and (iii) the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.

  The consolidated financial statements and financial statement schedule of Eckerd Corporation and subsidiaries incorporated in this Proxy Statement/Prospectus by reference from the Annual Report on Form 10-K of Eckerd Corporation for the year ended February 3, 1996 have been audited by KPMG Peat Marwick LLP, independent auditors, for the periods indicated in their reports, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the consolidated financial statements of Eckerd Corporation and subsidiaries refers to the changing of an accounting policy in fiscal year 1994 related to the timing of the recognition of closed store obligations.

                                 LEGAL MATTERS

  The validity of the shares of JCPenney Common Stock to be issued in connection with the Merger and offered hereby will be passed upon by Weil, Gotshal & Manges LLP. In addition, if the Forward Merger is consummated, Weil, Gotshal & Manges LLP and Shearman & Sterling will deliver opinions to JCPenney and Eckerd, respectively, as to certain tax matters.

CERTAIN LITIGATION

  Beginning on November 4, 1996, various actions purporting to be class actions on behalf of Stockholders were filed in the Delaware Court of Chancery. These actions have been consolidated under the caption In Re Eckerd Corporation Shareholder Litigation, C.A. No. 15302NC. The complaint in the consolidated action alleges that the price offered to Stockholders by JCPenney is inadequate and that in agreeing to this price Company's directors breached their fiduciary duties to Stockholders. JCPenney is alleged to have aided and abetted this breach of fiduciary duty. Plaintiffs seek, among other things, injunctive relief preventing consummation of the Offer and the Merger, equitable relief, unspecified damages and an award of their costs and expenses, including legal fees. Eckerd and the other defendants in these actions deny all allegations of wrongdoing and plan to move to dismiss the actions.

                            STOCKHOLDERS' PROPOSALS

  Any Stockholder wishing to submit a proposal to Eckerd for consideration for inclusion in its proxy statement relating to its 1997 Annual Meeting of Stockholders must have delivered such proposal to Eckerd by December 23, 1996. If the Merger is consummated, it is anticipated that any such meeting would not be held.

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                         AMENDED AND RESTATED AGREEMENT
                               AND PLAN OF MERGER

                          DATED AS OF NOVEMBER 2, 1996

                                     AMONG

                           J. C. PENNEY COMPANY, INC.

                         OMEGA ACQUISITION CORPORATION

                                      AND

                               ECKERD CORPORATION


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

                                   Article I

               The Offer................................................   A-1
 Section 1.1   The Offer................................................   A-1
 Section 1.2   Company Action...........................................   A-2
 Section 1.3   Directors................................................   A-3

                                   Article II

               The Merger...............................................   A-4
 Section 2.1   The Merger...............................................   A-4
 Section 2.2   Closing..................................................   A-4
 Section 2.3   Effective Time...........................................   A-4
 Section 2.4   Effects of the Merger....................................   A-5
 Section 2.5   Certificate of Incorporation; By-laws....................   A-5
 Section 2.6   Directors; Officers......................................   A-5

                                  Article III

               Effect of the Merger on the Capital Stock of the
                Constituent Corporations................................   A-5
 Section 3.1   Effect on Capital Stock..................................   A-5
 Section 3.2   Stock Options............................................   A-6

                                   Article IV

               Payment for Shares.......................................   A-7
 Section 4.1   Payment For Shares.......................................   A-7

                                   Article V

               Representations and Warranties...........................   A-9
 Section 5.1   Representations and Warranties of Company................   A-9
 Section 5.2   Representations and Warranties of Parent and Purchaser...  A-16

                                   Article VI

               Covenants................................................  A-20
 Section 6.1   Conduct of Business of Company...........................  A-20

                                  Article VII

               Additional Agreements....................................  A-22
 Section 7.1   Preparation of the Proxy Statement and the Form S-4;
                Accountant's Letters....................................  A-22
 Section 7.2   Stockholders Meeting.....................................  A-23
 Section 7.3   Access to Information; Confidentiality...................  A-23
 Section 7.4   Best Efforts.............................................  A-23
 Section 7.5   Indemnification; Directors' and Officers Insurance.......  A-23
 Section 7.6   Public Announcements.....................................  A-24
 Section 7.7   No Solicitation; Acquisition Proposals...................  A-25

                                                                          PAGE
                                                                          ----
 Section 7.8   Consents, Approvals and Filings..........................  A-25
 Section 7.9   Stockholder Litigation...................................  A-26
 Section 7.10  Board Action Relating to Stock Option Plans..............  A-26
 Section 7.11  Employment and Employee Benefit Matters..................  A-26
 Section 7.12  Affiliates and Certain Stockholders......................  A-26
 Section 7.13  NYSE Listing.............................................  A-26

                                  Article VIII

               Conditions Precedent.....................................  A-27
 Section 8.1   Conditions to Each Party's Obligation to Effect the
                Merger..................................................  A-27
 Section 8.2   Conditions to Obligations of Parent and Purchaser........  A-27
 Section 8.3   Conditions to Forward Merger.............................  A-27

                                   Article IX

               Termination, Amendment and Waiver........................  A-28
 Section 9.1   Termination..............................................  A-28
 Section 9.2   Effect of Termination....................................  A-29
 Section 9.3   Amendment................................................  A-29
 Section 9.4   Extension; Waiver........................................  A-29
 Section 9.5   Procedure for Termination, Amendment, Extension or
                Waiver..................................................  A-29

                                   Article X

               General Provisions.......................................  A-29
 Section 10.1  Nonsurvival of Representations and Warranties............  A-29
 Section 10.2  Fees and Expenses........................................  A-29
 Section 10.3  Definitions..............................................  A-29
 Section 10.4  Notices..................................................  A-30
 Section 10.5  Interpretation...........................................  A-31
 Section 10.6  Counterparts.............................................  A-31
 Section 10.7  Entire Agreement; Third-Party Beneficiaries..............  A-31
 Section 10.8  Governing Law............................................  A-31
 Section 10.9  Assignment...............................................  A-31
 Section 10.10 Enforcement..............................................  A-31
 Section 10.11 Severability.............................................  A-31

  Amended and Restated Agreement and Plan of Merger, dated as of November 2, 1996, among J. C. Penney Company, Inc., a Delaware corporation ("Parent"), Omega Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"), and Eckerd Corporation, a Delaware corporation ("Company").

                                  WITNESSETH:

  Whereas, the respective Boards of Directors of Parent, Purchaser and Company have determined that it would be advisable and in the best interests of their respective stockholders for Company to merge with and into Purchaser pursuant and subject to the terms and conditions set forth in this Agreement (the "Forward Merger");

  Whereas, if the Stock Condition (as defined herein) has not been met, the parties desire to permit an alternate merger structure providing for the merger of Purchaser with and into Company (the "Reverse Merger"), and the surviving corporation shall thereby become a wholly-owned subsidiary of Parent;

  Whereas, to effect either such transaction, it is proposed that Purchaser shall make a tender offer (the "Offer") to acquire 35,252,986 shares of Company's common stock, $.01 par value per share (the "Shares"), or such other number of shares representing 50.1% of Company's outstanding shares, at a price per share of $35, net to the seller in cash (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "Offer Consideration"), pursuant and subject to the terms and conditions set forth in this Agreement;

  Whereas, concurrently with the execution and delivery of this Agreement and as a condition to Parent's and Purchaser's willingness to enter into this Agreement, Company and Parent have entered into a Stock Option Agreement (the "Stock Option Agreement") attached as Exhibit C;

  Whereas, for Federal income tax purposes, it is intended that the Forward Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"); and

  Whereas, Parent, Purchaser and Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

  Now, Therefore, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   The Offer

  Section 1.1 The Offer. (a) Provided that this Agreement shall not have been terminated pursuant to Article IX and none of the events or conditions set forth in Exhibit A shall have occurred or be existing, Purchaser shall, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), the Offer as promptly as practicable (but in no event later than the fifth business day from and including the date of the initial public announcement of the execution and delivery of this Agreement). Subject to the terms and conditions of the Offer, Purchaser shall accept for payment at the Offer Consideration (and thereby purchase) and pay for 35,252,986 of the Shares that have been validly tendered and not withdrawn pursuant to the Offer (or such other number of shares representing 50.1% of Company's outstanding shares) prior to its expiration date, as it may be extended in accordance with the terms of the Offer (the "Acceptance Date"). The obligation of Purchaser to commence the Offer and accept for payment, purchase and pay for Shares tendered pursuant to the Offer shall be subject to the conditions set forth in Exhibit A hereto including, without limitation, the Minimum Condition (as defined in Exhibit A).

Purchaser expressly reserves the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer, except that without the written consent of Company, Purchaser shall not
(i) reduce or increase the number of Shares sought to be purchased pursuant to the Offer, (ii) reduce the price per Share payable in the Offer, (iii) change the form of consideration to be paid in the Offer, (iv) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares or (v) waive satisfaction of the Minimum Condition, provided that if the price per Share payable in the Offer is increased, the number of Shares of Parent Common Stock into which each Share is to be converted in the Forward Merger will be increased to that number of Shares of Parent Common Shares having a market value, based upon the closing price of such Shares on the New York Stock Exchange Composite Tape on the day the offer price per Share is increased, equal to the Offer Consideration.

  (b) On the date of commencement of the Offer, Parent and Purchaser shall file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 with respect to the Offer (the "Schedule 14D-1") which will contain the offer to purchase and the form of the related letter of transmittal (the Schedule 14D-1 and the documents therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, collectively, the "Offer Documents"). Parent, Purchaser and Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Parent agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and be disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities laws. Parent and Purchaser agree to give Company and its counsel a reasonable opportunity to review and comment upon any Offer Document to be filed with the SEC prior to making any such filing and to provide Company and its counsel with copies of any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

  (c) Parent and Purchaser agree that Purchaser shall not terminate or withdraw the Offer or extend the expiration date of the Offer unless at the expiration date of the Offer the conditions to the Offer shall not have been satisfied or earlier waived; provided that notwithstanding the foregoing, Purchaser may, without the consent of Company, extend the Offer on one occasion following the time that all of the conditions to the Offer have been satisfied as of the scheduled expiration date of the Offer for a period not to exceed five business days. Notwithstanding anything to the contrary contained herein, (i) Purchaser may without the consent of Company, extend the Offer so as to comply with applicable rules and regulations of the SEC and (ii) so long as this Agreement has not been terminated in accordance with its terms, if at the scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for Shares shall not be satisfied or waived, Purchaser shall extend the Offer on one or more occasions.

  (d) Purchaser May Transfer Obligations. Purchaser shall have the right, effective upon written notice to Company, to transfer or assign, in whole or from time to time in part, to Parent or to one or more other wholly-owned Subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will in no way prejudice the rights of tendering stockholders to receive payment for their Shares validly tendered and accepted for payment pursuant to the Offer.

  Section 1.2 Company Action. (a) Company hereby approves of and consents to the Offer and represents and warrants that Company's Board of Directors, at a meeting duly called and held, has, subject to the terms and conditions set forth herein, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of Company, (ii) approved this Agreement, the Offer at the Offer Consideration and the Merger, including for purposes of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), and (iii) resolved to recommend that the stockholders of Company that wish to receive cash for their Shares accept the Offer and tender their Shares thereunder to Purchaser for the Offer Consideration and that Stockholders approve and adopt this Agreement and the Merger. Company hereby consents to the inclusion of such recommendation and approval in the Offer Documents; provided, however, that Company's Board of Directors may withdraw, modify or change such recommendation to the extent that it determines after consultation with and based upon the advice of independent legal counsel to Company, that the failure to do so would result in a breach of the Board of Director's fiduciary duties under applicable laws. Company further represents that Merrill Lynch, Pierce, Fenner & Smith Incorporated, Company's financial advisor ("Merrill Lynch"), has delivered to Company's Board of Directors the opinion of Merrill Lynch that the Offer Consideration and Merger Consideration (as defined in Section 3.1(d)) to be received by the stockholders of Company pursuant to the Offer and the Merger is fair from a financial point of view to such holders.

  (b) Company hereby agrees, subject to the terms and conditions set forth herein, to file as promptly as practicable with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9 together with any amendments or supplements thereto, the "Schedule 14D-9") containing the recommendations described in Section 1.2(a) and to mail the
Schedule 14D-9 to the stockholders of Company concurrently with the commencement of the Offer; provided, however, that Company's Board of Directors may withdraw, modify or change such recommendation to the extent that it determines after consultation with and based upon the advice of independent legal counsel to Company, that the failure to do so would result in a breach of the Board of Director's fiduciary duties under applicable laws. Each of Company, Parent and Purchaser agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect and Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities laws. Company agrees to afford Parent and its counsel a reasonable opportunity to review and comment upon the Schedule 14D-9 prior to its being filed with the SEC and to provide Parent and its counsel with copies of any comments Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

  (c) In connection with the Offer, Company shall cause its transfer agent to furnish Purchaser promptly with mailing labels, securities position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of a recent date and shall furnish Purchaser with such additional information and assistance (including, without limitation, updated lists of shareholders, mailing labels and lists of securities positions) as Purchaser or its agents may reasonably request in communicating the Offer to the stockholders of Company. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser shall hold in confidence the information contained in any of such lists or labels and the additional information referred to in the preceding sentence, will use the information contained in any such labels, listings and files only in connection with the Offer and the Merger and, if this Agreement shall be terminated, will deliver to Company all copies of such information then in their possession.

  Section 1.3 Directors. (a) Promptly upon the purchase by Parent or Purchaser of Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on Company's Board of Directors that equals the product of (i) the total number of directors on Company's Board of Directors (giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage (expressed as a decimal) that the number of Shares beneficially owned by Parent and Purchaser bears to the total number of Shares outstanding. Company shall, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, take all action necessary to cause all of Parent's designees to be elected or appointed to Company's Board of Directors, including, without limitation, by increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. In addition, Company shall cause persons designated by Parent to constitute the same percentage of members on (i) each committee of the Board, (ii) each board of directors of each Subsidiary of Company and (iii) each committee of each such board, in each case, as Parent is entitled pursuant to this Section 1.3 to designate to Company's Board of Directors. The date on which Parent's designees constitute a majority of Company's Board of Directors is herein referred to as the "Control Date."

  (b) Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 under the Exchange Act in order to fulfill its obligations under this Section 1.3 and shall include in the Schedule 14D-9 such information with respect to Company and its officers and directors as is required under Section 14(f) and

Rule 14f-1 in order to fulfill its obligations under this Section 1.3. Parent will supply to Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 included in the Schedule 14D-9.

  (c) From and after the Control Date, if any, and prior to the Effective Time (as defined in Section 2.3), any amendment of this Agreement, any termination of this Agreement by Company, any extension of time for performance of any of the obligations of Parent or Purchaser hereunder or any waiver thereof, any waiver of any condition to the obligations of Company or any of Company's rights hereunder or other action by Company hereunder will require the concurrence of, and shall be effective only if approved by, a majority of the directors of Company then in office who are not affiliates of Parent and were not designated by Parent (the "Company Designees"), which action shall be deemed to constitute the action of the full Board of Directors even if such majority of Company Designees does not constitute a majority of all directors then in office; provided, that, if there shall be no Company Designees, such actions may be effected by majority vote of the entire Board of Directors except that no such action shall amend the terms of this Agreement in a manner adverse to the stockholders of Company.

                                  ARTICLE II

                                  The Merger

  Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, the Forward Merger shall be effected and Company shall be merged with and into Purchaser at the Effective Time (as defined in Section 2.3); provided, however, that if (i) the aggregate market value of the shares of Parent Common Stock (as hereinafter defined) deliverable pursuant to Section 3.1(c) hereof upon consummation of the Forward Merger, based upon the closing price of such stock on the New York Stock Exchange Composite Tape on the date immediately prior to the Effective Time (the "Stock Value"), would be less than 45% of the sum of (y) the Stock Value and (z) the aggregate amount paid by Purchaser to purchase Shares pursuant to the Offer or (ii) either (A) Weil, Gotshal & Manges LLP is unable to deliver to Parent the opinion referred to in Section 8.3(b) or (B) Shearman & Sterling is unable to deliver to Company the opinion referred to in Section 8.3(a) (the requirement that the Stock Value be at least 45% of such sum and that such opinions be delivered being hereinafter referred to as the "Stock Condition"), then the Reverse Merger shall be effected and Purchaser shall be merged with and into Company at the Effective Time. Notwithstanding anything to the contrary contained herein, Parent may, in its sole discretion, increase the number of shares of Parent Common Stock into which the Shares shall be converted in the Forward Merger constituting the Stock Merger Consideration (as defined in Section 3.1(d)) so as to satisfy the Stock Condition. At the Effective Time, if the Forward Merger is effected, then the separate existence of Company shall cease and Purchaser shall continue as the surviving corporation under the name "Company" or, if the Reverse Merger is effected, then the separate existence of Purchaser shall cease and Company shall continue as the surviving corporation. The surviving corporation of the Forward Merger or the Reverse Merger, as the case may be, shall be herein referred to as the "Surviving Corporation" and the Forward Merger and Reverse Merger shall collectively be referred to as the "Merger."

  Section 2.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the second business day following the date on which the last to be fulfilled or waived of the conditions set forth in Article VIII shall be fulfilled or waived in accordance with this Agreement (the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, unless another date, time or place is agreed to in writing by the parties hereto.

  Section 2.3 Effective Time. The parties hereto will file with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") on the date of the Closing (or on such other date as Parent and

Company may agree) a certificate of merger or other appropriate documents, executed in accordance with the relevant provisions of the DGCL, and make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the certificate of merger with the Delaware Secretary of State, or at such later time as is specified in the certificate of merger (the "Effective Time").

  Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

  Section 2.5 Certificate of Incorporation; By-laws. At the Effective Time, Purchaser's certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation and shall be amended so that
Article I thereof reads in its entirety as follows: "The name of the corporation is Company Corporation." At the Effective Time, the by-laws of Purchaser as in effect at the Effective Time shall, from and after the Effective Time, be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  Section 2.6 Directors; Officers. From and after the Effective Time, (a) the directors of Purchaser shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (b) the officers of Company shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                  ARTICLE III

                      Effect of the Merger on the Capital
                     Stock of the Constituent Corporations

  Section 3.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of (i) Shares or any other capital stock of Company or (ii) any shares of capital stock of Sub:

    (a) Common Stock of Purchaser. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become, or remain in the case of the Forward Merger, one validly issued, fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation.

    (b) Cancellation of Treasury Shares and Parent-Owned Shares. Each Share issued and outstanding immediately prior to the Effective Time that is owned by Company or by Parent, Purchaser or any other Subsidiary of Parent (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

    (c) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 3.1(b) and other than Dissenting Shares in the case of the Reverse Merger) shall be converted into the right to receive the Merger Consideration (as defined below) upon surrender of the certificate formerly representing such Share in accordance with this Agreement.

    (d) Merger Consideration. "Merger Consideration" shall mean (i) if the Stock Condition has been satisfied and the Forward Merger is effected,
  0.6604 shares of Parent's common stock, $.50 par value per share ("Parent Common Stock") (together with the associated preferred stock purchase rights (the

  "Rights") issued pursuant to the Rights Agreement, dated as of February 14, 1990, as amended, between Parent and Chase Mellon Shareholder Services L.L.C., as rights agent), or such other number of shares of Parent Common Stock to which such number shall have been increased in accordance with
  Section 1.1 or 2.1 (the "Stock Merger Consideration"), or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, the Offer Consideration.

    (e) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, in the event the Reverse Merger is effected, Shares issued and outstanding immediately prior to the Effective Time held by a holder (if any) who has the right to demand, and who properly demands, an appraisal of such Shares in accordance with Section 262 of the DGCL (or any successor provision) ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or otherwise loses such holder's right to such appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, each such Share of such holder shall be treated as a Share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with this Section 3.1(e). Company shall give prompt notice to Parent of any demands received by Company for appraisal of Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. In the event the Forward Merger is effected, holders of Shares issued and outstanding immediately prior to the Effective Time shall not be entitled to demand an appraisal of such Shares in accordance with Section 262 of the DGCL.

  Section 3.2 Stock Options. (a) Each holder of a then outstanding option to purchase Shares (collectively, "Options") under Company's 1993 Stock Option and Incentive Plan and 1995 Stock Option and Incentive Plan (collectively, the "Stock Option Plans"), whether or not then exercisable or fully vested, may elect, prior to the Effective Time, in settlement thereof, to receive from Company for each share subject to such Option an amount in cash equal to the difference between the Offer Consideration and the per share exercise price of such Option, to the extent the Offer Consideration is greater than the per share exercise price of such Option (such excess amount, the "Option Consideration"); provided, however, that with respect to any person subject to
Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act.

  (b) At the Effective Time, each outstanding Option other than Options for which an election to receive cash in settlement thereof has been made pursuant to Section 3.2(a), shall be assumed by Parent and shall constitute a vested option to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Option, including, without limitation, term, exercisability, status as an "incentive stock option" under Section 422 of the Code, and termination provisions, the same number of shares of Parent Common Stock, rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by the Option Exchange Ratio (as defined below); at an exercise price per share of Parent Common Stock (increased to the nearest whole cent) equal to the exercise price per share of Shares immediately prior to the Effective Time divided by the Option Exchange Ratio; provided, however, that in the case of any Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion formula shall be adjusted if necessary to comply with Section 424(a) of the Code. The "Option Exchange Ratio" shall mean (i) if the Stock Condition has been satisfied and the Forward Merger is effected, the Stock Merger Consideration, or (ii) if the Stock Condition has not been satisfied and the Reverse Merger is effected, the ratio determined by dividing (x) by (y), where (x) is the Offer Consideration and (y) is the average of the mean of the high and low trading prices of the Parent Common Stock on each of the five consecutive trading days up to and including the date the Effective Time occurs.

  (c) Not later than 30 days prior to the Effective Time, Company shall provide each holder of an Option an election form pursuant to which each such holder may make the election specified in Section 3.2(a). Company shall also use its best efforts to obtain all necessary waivers, consents or releases from holders of Options under the Stock Option Plans and take any such other action as may be reasonably necessary to give effect to the transactions contemplated by this Section 3.2 and, with respect to the Options for which an election to receive cash in settlement thereof has been made, to cause each such Option to be surrendered to Company and cancelled, whether or not any Option Consideration is payable with respect thereto, at the Effective Time. The surrender of an Option to Company shall be deemed a release of any and all rights the holder had or may have had in such Option, other than the right to receive the Option Consideration in respect thereof.

  (d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of substitute Options pursuant to the terms set forth in
Section 3.2(b). As soon as practicable after the Effective Time, the shares of Parent Common Stock subject to Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form and Parent shall use its reasonable best efforts to maintain the effectiveness of such registration statements for so long as the substitute Options remain outstanding. In addition, Parent shall use all reasonable efforts to cause the shares of Parent Common stock subject to Options to be listed on the NYSE and such other exchanges as Parent shall determine.

                                  ARTICLE IV

                              Payment For Shares

  Section 4.1 Payment For Shares. (a) Payment Fund. Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with or for the account of a bank or trust company designated by Parent, which shall be reasonably satisfactory to Company (the "Paying Agent"), for the benefit of the holders of Shares, (i) if the Forward Merger is effected, certificates for the shares of Parent Common Stock representing the aggregate Merger Consideration or (ii) if the Reverse Merger is effected, cash in an aggregate amount sufficient to pay the aggregate Merger Consideration (hereinafter collectively referred to as the "Payment Fund").

  (b) Letter of Transmittal; Surrender of Certificates. As soon as reasonably practicable after the Effective Time, Parent shall instruct the Paying Agent to mail to each holder of record (other than Company or any of its Subsidiaries or Parent, Purchaser or any of their Subsidiaries) of a certificate or certificates which, immediately prior to the Effective Time, evidenced outstanding Shares (the "Certificates"), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment therefor. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in respect thereof (A) if the Forward Merger has been effected, a certificate representing that number of whole shares of Parent Common Stock (and cash in lieu of fractional shares of Parent Common Stock as contemplated by this Section 4.1) which the aggregate number of Shares previously represented by such certificate or certificates surrendered shall have been converted into the right to receive pursuant to Section 3.1(c) of this Agreement or (B) if the Reverse Merger has been effected, cash in an amount equal to the product of (x) the number of Shares theretofore represented by such Certificate and (y) the Merger Consideration, and, in either case, the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or accrued on the Merger Consideration payable upon the surrender of any Certificate. If payment is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be promptly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the surrendered Certificate or established to the satisfaction of Parent and the Surviving Corporation that such tax has been paid or is not applicable.

  (c) Cancellation and Retirement of Shares; No Further Rights. As of the Effective Time, all certificates representing Shares (other than certificates representing Shares to be cancelled in accordance with Section 3.1(b) or in the case of the Reverse Merger Dissenting Shares) issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate theretofore representing any such Shares shall cease to have any rights with respect thereto (including, without limitation, the right to vote), except the right to receive the Merger Consideration, without interest, upon surrender of such Certificate in accordance with this
Article IV, and until so surrendered, each such Certificate shall represent for all purposes only the right, subject to Section 3.1(d), to receive the Merger Consideration, without interest. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this
Article IV shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates.

  (d) No Fractional Shares. (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of certificates that immediately prior to the Effective Time represented Shares which have been converted pursuant to Section 3.1, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

  (ii) In lieu of any such fractional shares, the Paying Agent shall, as soon as practicable after the Effective Time, aggregate all such fractional interests (collectively, the "Fractional Shares") and, at Parent's option, such Fractional Shares shall be purchased by Parent or otherwise sold by the Paying Agent as agent for the holders of such Fractional Shares, in either case, at the then prevailing price on the New York Stock Exchange, Inc. ("NYSE"), all in the manner provided hereinafter. Until the net proceeds of such sale or sales have been distributed to the holders of Fractional Shares, the Paying Agent shall retain such proceeds in trust for the benefit of such holders as part of the Payment Fund. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including expenses and compensation of the Paying Agent, incurred in connection with such sale of the Fractional Shares. To the extent not purchased by Parent, the sale of the Fractional Shares by the Paying Agent shall be executed on the NYSE or through one or more member firms of the NYSE and will be executed in round lots to the extent practicable. In either case, the Paying Agent will determine the portion, if any, of the net proceeds of such sale to which each holder of Fractional Shares is entitled by multiplying the amount of the aggregate net proceeds of the sale of the Fractional Shares by a fraction the numerator of which is the amount of Fractional Shares to which such holder is entitled and the denominator of which is the aggregate amount of Fractional Shares to which all holders of Fractional Shares are entitled.

  (e) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund, as directed by Parent, in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or
(iv) certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $500 million; and any net earnings with respect to the Payment Fund shall be the property of and paid over to Parent as and when requested by Parent; provided that any such investment or any such payment of earnings shall not delay the receipt by holders of Certificates of the Merger Consideration or otherwise impair such holders' respective rights hereunder.

  (f) Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed to the holders of Certificates for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates that have not theretofore complied with this Article IV shall thereafter look only to Parent, and only as general creditors thereof, for payment of their claim for any Merger Consideration.

  (g) No Liability. None of Parent, Purchaser, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any payments or distributions payable from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 5.1(c))), any amounts payable in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (h) Withholding Rights. Parent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Options or Certificates such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made.

                                   ARTICLE V

                        Representations and Warranties

  Section 5.1 Representations and Warranties of Company. Company represents and warrants to Parent and Purchaser as follows:

    (a) Organization, Standing and Corporate Power. Each of Company and each Subsidiary of Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted except in the case of the Subsidiaries, where the failure to be so organized, existing and in good standing would not have a Material Adverse Effect on Company. Each of Company and each Subsidiary of Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect on Company. Company has delivered to Parent complete and correct copies of its certificate of incorporation and by-laws, as amended to the date of this Agreement.

    (b) Capital Structure. The authorized capital stock of Company consists of (i) 96,481,272 shares of voting common stock, $.01 par value per share,
  (ii) 3,518,728 shares of non-voting common stock, $.01 par value per share, and (iii) 20,000,000 shares of preferred stock, $.01 par value per share. At the close of business on September 30, 1996: (i) 70,365,241 shares of voting common stock were issued and outstanding, 3,763,283 shares of voting common stock were reserved for issuance pursuant to Stock Option Plans and no shares of common stock were held by Company in its treasury. Except as set forth in the immediately preceding sentence, at the close of business on September 30, 1996, no shares of capital stock (including, without limitation, non-voting common stock or preferred stock) or other equity securities of Company were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Company are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No bonds, debentures, notes or other indebtedness of Company or any Subsidiary of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Company or any Subsidiary of Company may vote are issued or outstanding. Except as disclosed in Section 5.1(b) of the Disclosure Schedule, all the outstanding shares of capital stock of each Subsidiary of Company have been validly issued and are fully paid and nonassessable and are owned by Company, by one or more Subsidiaries of Company or by Company and one or more such Subsidiaries, free and clear of Liens (as defined in Section 10.3). Except as set forth above or in Section 5.1(b) of the Disclosure Schedule, and except for the Stock Option Agreement, neither Company nor any Subsidiary of Company has or, at or after the Effective Time will have, any outstanding option, warrant, call, subscription or other right, agreement or commitment which either (i) obligates Company or any Subsidiary of Company to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of Company or any Subsidiary of Company or (ii) restricts the transfer of Company Common Stock.

    (c) Authority; Noncontravention. Company has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of its stockholders as set forth in Section 7.2 with respect to the consummation of the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject, in the case of the Merger, to the approval of its stockholders as set forth in Section 7.2. The Board of Directors of Company has taken all action necessary to ensure that the restrictions on business combinations set forth in Section 203 of the DGCL do not, and will not, apply to the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Purchaser, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies and to general principles of equity. Except as disclosed in Section 5.1(c) of the Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) conflict with any of the provisions of the certificate of incorporation or by-laws of Company or the comparable documents of any Subsidiary of Company, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any domestic or foreign law, rule or regulation or any order, writ, judgment, injunction, decree, determination or award currently in effect, which, in the case of clauses (ii) and (iii) above, singly or in the aggregate, would have a Material Adverse Effect on Company. No consent, approval or authorization of, or declaration or filing with, or notice to, any domestic or foreign governmental agency or regulatory authority (a "Governmental Entity") which has not been received or made, is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Company or the consummation by Company of the transactions contemplated hereby, except for (i) the filing of premerger notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with respect to the Merger, (ii) the filing with the SEC of (x) the Schedule 14D-9, (y) a proxy statement relating to the approval by the stockholders of Company of the Merger and certain other corporate matters (such proxy statement, as amended or supplemented from time to time, the "Proxy Statement"), and (z) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement (including, without limitation, a Rule 13e-3 transaction statement on Schedule 13E-3 (the "Schedule 13E-3") to be jointly filed, if required, by Company, Parent and Purchaser), (iii) the filing of the certificate of merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (iv) applicable Food and Drug Administration, Drug Enforcement Administration, Medicare/Medicaid, state boards of pharmacy and governmental liquor authorities approvals, (v) such other consents, approvals, authorizations, filings or notices as are set forth in
  Section 5.1(c) of the Disclosure Schedule and (vi) any other filings, authorizations, consents or approvals the failure to make or obtain which, in the aggregate, would not have a Material Adverse Effect on Company or the Surviving Corporation.

    (d) SEC Documents. (i) Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1993 (such reports, schedules, forms, statements and other documents are hereinafter referred to as the "SEC Documents"); (ii) as of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents as of such dates contained any untrue statements of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the consolidated financial statements of Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principals (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto) and fairly present the consolidated financial position of Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

    (e) Information Supplied. None of the information supplied or to be supplied by Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance by Parent of shares of Parent Common Stock in the Forward Merger (the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time that it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Offer Documents will, at the date on which the Offer Documents are filed with the SEC and at the Acceptance Date, and the Proxy Statement and the Schedule 13E-3 (if required to be filed) will, at the time they are filed with the SEC, at any time that they are amended or supplemented, at the time the Proxy Statement is mailed to Company's stockholders and at the time of the Stockholders Meeting referred to in Section 7.2, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, the Schedule 14D-9 and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Purchaser specifically for inclusion or incorporation by reference in such documents.

    (f) Absence of Certain Changes or Events; No Undisclosed Material
  Liabilities.

      (i) Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed SEC Documents") or in Section 5.1(f) of the Disclosure Schedule, since the date of the most recent audited financial statements included in the Filed SEC Documents, Company and its Subsidiaries have conducted their business only in the ordinary course, and there has not been (A) any change, destruction, damage or loss which has or is reasonably likely to have, a Material Adverse Effect on Company, (B) any declaration, setting aside or payment of any dividend or other distribution in respect of shares of Company's capital stock, or any redemption or other acquisition by Company of any shares of its capital stock; (C) any increase in the rate or terms of compensation payable or to become payable by Company or its Subsidiaries to their directors, officers or key employees, except increases occurring in the ordinary course of business consistent with past practices; (D) any entry into, or increase in the rate or terms of, any bonus, insurance, severance, pension or other employee or retiree benefit plan, payment or arrangement made to, for or with any such directors, officers or employees, except increases occurring in the ordinary course of business consistent with past practices or as required by applicable law; (E) any entry into any agreement, commitment or transaction by Company or any of its Subsidiaries which is material to Company and its Subsidiaries taken as a whole, except for agreements, commitments or transactions in the ordinary course of business; (F) any material labor dispute involving the employees of Company or its Subsidiaries; (G) any change by Company in accounting methods, principles or practices except as required or permitted by generally accepted accounting principles;
    (H) any write-off or write-down of, or any determination to write-off or write-down, any asset of Company or any of its Subsidiaries or any portion thereof which write-off, write-down, or determination exceeds $5 million individually or $15 million in the aggregate; or (I) any agreements by Company to (1) do any of the things described in the preceding clauses (A) through (H) other than as expressly contemplated or provided for herein or (2) take, whether in writing or otherwise, any action which, if taken prior to the date of this Agreement, would have made any representation or warranty of Company in this Agreement untrue or incorrect.

      (ii) Except as set forth in Section 5.1(f) of the Disclosure Schedule, as of the date hereof, there are no liabilities of Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, whether due or to become due, determined, determinable or otherwise, that are reasonably likely to have a Material Adverse Effect with respect to Company, other than as set forth in the Filed SEC Documents.

    (g) Absence of Changes in Benefit Plans. Except as disclosed in the Filed SEC Documents or in Section 5.1(g) of the Disclosure Schedule, since the date of the most recent audited financial statements included in the Filed SEC Documents, there has not been any adoption or amendment or any agreement to adopt or amend in any material respect by Company or any of its Subsidiaries of any collective bargaining agreement or any Benefit Plan (as defined in Section 5.1(h)).

    (h) Benefit Plans. (i) Each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (hereinafter a "Pension Plan"), each "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) (hereinafter a "Welfare Plan"), and each other material plan, arrangement, policy or payroll practice (written or oral) including but not limited to stock option, stock purchase, incentive compensation, deferred compensation, severance, vacation pay, company awards, salary continuation for disability, sick leave, insurance, bonus or other incentive or employee benefit plan, in each case, maintained or contributed to, or required to be maintained or contributed to, by Company and/or its Subsidiaries for the benefit of any present or former officers, employees, agents, directors or independent contractors of Company or any of its Subsidiaries (all the foregoing being herein collectively called "Benefit Plans") shall be given to or made available to Parent as soon as practical following the date hereof. Section 5.1(h) of the Disclosure Schedule sets forth a correct and complete list of all Benefit Plans.

    (ii) Except as disclosed in the Filed SEC Documents or in Section 5.1(h) of the Disclosure Schedule:

      (a) none of Company or any other person or any trade or business (whether or not incorporated) that together with Company is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each a "Commonly Controlled Entity") has incurred any liability to, or with respect to, any "employee pension benefit plan" as defined in
    Section 3(2) of ERISA covered by Title IV or ERISA (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for the payment of premiums not yet due);

      (b) none of the Benefit Plans is a "multiemployer plan" within the meaning of ERISA;

      (c) no Commonly Controlled Entity (x) is, or has been during the preceding five years, required to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) ("Multiemployer Plan") (y) has withdrawn from any Multiemployer Plan where such withdrawal has resulted or would result in any "withdrawal liability" (within the meaning of Section 4201 of ERISA) that has not been fully paid, and (z) has any outstanding liability with respect to a Multiemployer Plan;

      (d) nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Benefit Plan has or will make Company or any of its Subsidiaries or any officer or director of Company or any of its Subsidiaries subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code;

      (e) each Benefit Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such Plan which could cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the Code;

      (f) none of the Benefit Plans promises or provides retiree medical or life insurance benefits to any person;

      (g) each Benefit Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable law;

      (h) each of Company and its Subsidiaries and ERISA Affiliates which maintain a "benefit plan" within the meaning of Section 5000(b)(1) of the Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, COBRA and the regulations thereunder; and

      (i) neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in (A) any payment or increase in any benefits becoming due under any Benefit Plan or any compensation arrangement, (B) the acceleration of the time of payment or vesting of any such benefits or (c) an increase in severance benefit payable under any plan or agreement; provided, however, that the failure of the representations set forth in clauses
    (a), (d), (e), (g) and (h) to be true and correct shall not be deemed to be a breach of any such representation unless any such failure, individually or in the aggregate is reasonably likely to result in a Material Adverse Effect.

    (i) Taxes. Except as set forth in Section 5.1(i) of the Disclosure
  Schedule:

      (A) Except where the failure to do so would not have a Material Adverse Effect on Company, each of Company and its Subsidiaries (and any affiliated or unitary group of which any of them was a member) has
    (i) timely filed all federal and all state, local and foreign returns, declarations, reports, estimates, information returns and statements ("Returns") required to be filed by or for it on or prior to the date hereof in respect of any Taxes (as defined below) and have completed such Returns so as to be true, complete and correct in all material respects, (ii) established reserves that are adequate for the payment of all Taxes not yet due and payable with respect to the results of operations of Company and its Subsidiaries through the date hereof, and
    (iii) timely withheld and paid over to the proper governmental authorities all Taxes and other amounts required to be so withheld and paid over. Each of Company and its Subsidiaries (and any affiliated or unitary group of which any of them was a member) has timely paid all Taxes that are shown as being due on the Returns referred to in the immediately preceding sentence.

      (B) (i) Section 5.1(i) of the Disclosure Schedule sets forth the last taxable period (x) through which the federal Returns of Company and any of its Subsidiaries have been examined by the Internal Revenue Service ("IRS") or (y) for which the date for assessment and collection of any deficiency of federal income tax has expired; (ii) all deficiencies asserted as a result of any examinations of Returns, the amount of which would have a Material Adverse Effect on Company, have been paid, fully settled or adequately provided for in Company's most recent financial statements included in the Filed SEC Documents; (iii) no tax audits or other administrative proceedings or court proceedings are presently pending with respect to Company or any of its Subsidiaries with regard to any Taxes the amount of which would have a Material Adverse Effect on Company; and (iv) Company has not received notice that any deficiency for any Taxes, the amount of which would have a Material Adverse Effect on Company, has been proposed, asserted or assessed against Company or any of its Subsidiaries, by any federal, state, local or foreign taxing authority or court with respect to any period.

      (C) Neither Company nor any of its Subsidiaries has executed or entered into with the IRS or any other taxing authority any agreement or other document that continues in force and effect beyond the Effective Time and that extends or has the effect of extending the period for assessments or collection of any federal, state, local or foreign Taxes the amount of which would have a Material Adverse Effect on Company.

      (D) Neither Company nor any of its Subsidiaries has made an election under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by Company or any of its Subsidiaries.

      (E) Neither Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any material tax sharing agreement or similar agreement or arrangement.

      (F) Company has not agreed to make, nor is it required to make any material adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

      (G) Neither Company nor any of its Subsidiaries is, or has been, a United States Real Property Holding Corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code
    Section 897(c)(1)(A)(ii).

    For purposes of this Agreement, "Taxes" shall mean all Federal, state, local, foreign income, property, sales, excise, employment, payroll, franchise, withholding and other taxes, tariffs, charges, fees, levies, imposts, duties, licenses or other assessments of every kind and description, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

    (j) Section 162 (m) of the Code. Except as disclosed in Section 5.1(j) of the Disclosure Schedule, to the knowledge of Company the disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by Company or any subsidiary of Company under any contract, Benefit Plan, program, arrangement or understanding currently in effect.

    (k) Voting Requirements. If Section 253 of the DGCL is inapplicable or unavailable to effectuate the Merger, then the affirmative vote of a majority of the votes cast by the holders of Shares entitled to vote thereon at the Stockholders Meeting described in Section 7.2 with respect to the approval of the Merger is the only vote of the holders of any class or series of Company's capital stock or other securities necessary to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

    (l) Compliance with Applicable Laws. All federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits," including, without limitation, Permits required under Environmental Laws) necessary for each of Company and its Subsidiaries to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a Material Adverse Effect on Company. Except as disclosed in the Filed SEC Documents or in the Disclosure Schedule, Company and its Subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for non-compliance which individually or in the aggregate would not have a Material Adverse Effect on Company.

    (m) Opinion of Financial Advisor. Company has received the opinion of Merrill Lynch, dated the date hereof (a true and complete copy of which has been delivered to Parent), to the effect that, as of such date, the consideration to be received in the Offer and the Merger by Company's stockholders is fair to Company's stockholders from a financial point of view, and, as of the date hereof, such opinion has not been withdrawn or modified.

    (n) Brokers. No broker, investment banker, financial advisor or other person, other than Merrill Lynch, the fees and expenses of which will be paid by Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company.

    (o) Litigation, etc. As of the date hereof, except as disclosed in
  Section 5.1(o) of the Disclosure Schedule, (i) there is no suit, claim, action or proceeding (at law or in equity) pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries (including, without limitation, any product liability claims) before any court or governmental or regulatory authority or body, and (ii) neither Company nor any of its Subsidiaries is subject to any outstanding order, writ, judgement, injunction, order, decree or arbitration order that, in any such case described in clauses (i) and (ii), (A) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company or (B) involves an allegation of criminal misconduct or a violation of the Racketeer and Influenced Corrupt Practices Act, as amended. As of the date hereof, there are no suits, actions, claims, proceedings or investigations pending or, to the knowledge of Company, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

    (p) Environmental Laws. (i) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Hazardous Substances" means
  (A) those substances defined in or regulated under the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act;
  (B) petroleum and petroleum products including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) radon; (E) any other contaminant; and (F) any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, reporting or remediation; and (ii) "Environmental Laws" means any federal, state or local law relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) otherwise relating to pollution of the environment or the protection of human health.

    (ii) Except as disclosed in Section 5.1(p) of the Disclosure Schedule and except as would not have a Material Adverse Effect: (i) Company has not violated and is not in violation of any Environmental Law; (ii) none of the properties owned or leased by Company (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance; (iii) Company is not actually or potentially nor, to the best knowledge of Company, allegedly liable for any off-site contamination; (iv) Company is not actually or potentially nor, to the best knowledge of Company, allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens); (v) Company has all material permits, licenses and other authorizations required under any Environmental Law ("Environmental Permits"); and (vi) Company is in material compliance with its Environmental Permits.

    (q) Material Contracts. There have been made available to Parent, its affiliates and their representatives true and complete copies of all of the following contracts to which Company or any of its subsidiaries is a party or by which any of them is bound (collectively, the "Material Contracts"):
  (i) contracts with any current officer or director of Company or any of its Subsidiaries; (ii) contracts for the sale of any of the assets of Company or any of its Subsidiaries other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of its assets other than inventory in the ordinary course of business; (iii) contracts containing covenants of Company or any of its Subsidiaries not to compete in any line of business or with any person in any geographical area or covenants of any other person not to compete with Company or any of its Subsidiaries in any line of business or in any geographical area; (iv) material indentures, credit agreements, mortgages, promissory notes, and all contracts relating to the borrowing of money; and (v) all other agreements contracts or instruments which, in the reasonable opinion of Company, are material to Company. Except as set forth on Schedule 5.1(q), all of the Material Contracts are in full force and effect and are the legal, valid and binding obligation of Company and/or its Subsidiaries, enforceable against them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except as set forth on Schedule 5.1(q), neither Company nor any Subsidiary is in default in any material respect under any Material Contract nor, to the knowledge of Company, is any other party to any Material Contract in default thereunder in any material respect except for those defaults that individually or in the aggregate would not have a Material Adverse Effect.

    (r) Unlawful Payments and Contributions. To the knowledge of Company, neither Company, any Subsidiary nor any of their respective directors, officers or any of their respective employees or agents has (i) used any Company funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity;
  (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any person.

    (s) Real Property; Other Assets. (i) Section 5.1(s)(i) of the Disclosure Schedule sets forth all of the real property owned in fee by Company and its Subsidiaries (the "Owned Real Property"). Each of Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property free and clear of all Liens except (A) those reflected or reserved against in the latest balance sheet of Company included in the Filed SEC Documents (the "Balance Sheet"), (B) taxes and general and special assessments not in default and payable without penalty and interest, and
  (C) Liens of record and other Liens which individually or in the aggregate would not have a Material Adverse Effect on Company (collectively "Permitted Liens").

    (ii) Company has heretofore made available to Parent true, correct and complete copies (or accurate summaries or abstracts) of all leases, subleases and other agreements (the "Real Property Leases") under which Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property or facility (the "Leased Real Property") (including all modifications, amendments and supplements thereto). Except in each case where the failure individually or in the aggregate would not have a Material Adverse Effect on Company (i) each Real Property Lease is valid and binding on Company and in full force and effect, (ii) all rent and other sums and charges payable by Company and its Subsidiaries as tenants thereunder are current in all material respects, and (iii) no termination event or condition or uncured default of a material nature on the part of Company or any such Subsidiary or, to Company's knowledge, the landlord, exists under any Real Property Lease. Except as would not individually or in the aggregate have a Material Adverse Effect on Company, each of Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property free and clear of all Liens, except for Permitted Liens.

    (t) Labor Matters. (i) Except as set forth on Section 5.1(t)(i) of the Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any employment, labor or collective bargaining agreement, and there are no employment, labor or collective bargaining agreements which pertain to employees of Company or any of its Subsidiaries. Company has heretofore made available to Parent true, complete and correct copies of the (A) employment agreements listed on Section 5.1(t)(i) of the Disclosure Schedule and (B) labor or collective bargaining agreements listed on such Schedule, together with all amendments, modifications, supplements or side letters affecting the duties, rights and obligations of any party thereunder.

    (ii) No employees of Company or any of its Subsidiaries are represented by any labor organization. To the knowledge of Company, no labor organization or group of employees of Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the knowledge of Company, there are no organizing activities involving Company or any of its Subsidiaries pending with any labor organization or group of employees of Company or any of its Subsidiaries.

    (iii) Except as set forth on Section 5.1(t)(iii) of the Disclosure Schedule, there are no (A) unfair labor practice charges, grievances or complaints pending or threatened in writing by or on behalf of any employee or group of employees of Company or any of its Subsidiaries which, if resolved against Company or any of its Subsidiaries, as the case may be, would cause a Material Adverse Effect on Company, or (B) complaints, charges or claims against Company or any of its Subsidiaries pending, or threatened in writing to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by Company or any of its Subsidiaries which, if resolved against Company or any of its Subsidiaries, as the case may be, would cause a Material Adverse Effect.

  Section 5.2 Representations and Warranties of Parent and Purchaser. Parent and Purchaser represent and warrant to Company as follows:

    (a) Organization, Standing and Corporate Power. Each of Parent and Purchaser, and each Significant Subsidiary (as defined below) of Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Purchaser and each other Subsidiary of Parent is duly qualified or licensed to do business and is in good standing in cash jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect on Parent. Parent has delivered to Company true and complete copies of the certificate of incorporation and by-laws of each of Parent and Purchaser, as amended to the date of this Agreement. As used herein, "Significant Subsidiary" means a Subsidiary that would constitute a Significant Subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC.

    (b) Capital Structure. The authorized capital stock of Parent consists of
  (i) 1,250,000,000 shares of Parent Common Stock, and (ii) 25,000,000 shares of preferred stock, without par value, of which 1,400,000 shares have been designated Series B ESOP Convertible Preferred Stock, and 1,600,000 shares have been designated Series A Junior Participating Preferred Stock. At the close of business on October 31, 1996, (i) 228,852,781 shares of Parent Common Stock and 955,813.643 shares of Series B ESOP Convertible Preferred Stock were issued and outstanding, (ii) 14,700 shares of Parent Common Stock were held by Parent in its treasury, (iii) 7,531,041 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options to purchase shares of Parent Common Stock granted under Parent's stock option plans, (iv) 1,600,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance pursuant to the Rights, and (v) 2,318,541 shares of Parent Common Stock were reserved for issuance in connection with Parent's recent acquisition of Fay's Incorporated and 80,480 shares of Parent Common Stock were reserved for issuance in connection with certain stock option plans assumed by Parent in connection with the Fay's Incorporated acquisition. Except as set forth above, at the close of business on October 31, 1996, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Parent are, and all shares of Parent Common Stock which may be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. The authorized capital stock of Purchaser consists of 1,000 shares of common stock, $.01 par value per share, 100 of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien. No bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Parent may vote are issued or outstanding. Except as set forth above, Parent does not have any outstanding option, warrant, subscription or other right, agreement or commitment which either (i) obligates Parent to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of Parent or (ii) restricts the transfer of Parent Common Stock.

    (c) Authority Noncontravention. Parent and Purchaser have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Purchaser. This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming this Agreement constitutes the valid and binding agreement of Company, constitutes a valid and binding obligation of each of Parent and Purchaser, enforceable against each such party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies and to general principals of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not (i) conflict with any of the provisions of the respective certificates of incorporation or by-laws of Parent or Purchaser, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture, or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which Parent or Purchaser is a party or by which Parent or Purchaser or any of their assets is bound or affected, or
  (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award currently in effect, which, in the case of clauses (ii) and (iii) above, singly or in the aggregate, would have a Material Adverse Effect on Parent. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by or with respect to Parent or Purchaser in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) the filing of premerger notification and report forms under the HSR Act with respect to the Merger,
  (ii) the filing with the SEC of (A) the Form S-4, (B) the Offer Documents, and (C) such other reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby (including, if required, the Schedule 13E-3), (iii) the filing of the certificate of merger with the Delaware Secretary of State, and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (iv) FDA, DEA, Medicare/Medicaid, State Boards of Pharmacy and governmental liquor authorities' approvals, (v) state "blue-sky" filings, (vi) NYSE approvals, (vii) such other consents, approvals, authorizations, filings or notices as are set forth in Section 5.2(c) of the Disclosure Schedule and (viii) any other applicable filings, authorizations, consents or approvals the failure to make or obtain which, in the aggregate, would not have a Material Adverse Effect.

    (d) SEC Documents. (i) Parent has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1993 (the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated herein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

    (ii) As of the date hereof, there are no liabilities of Parent or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, whether due or to become due, determined, determinable or otherwise, that are reasonably likely to have a Material Adverse Effect with respect to Parent, other than as set forth in the Parent SEC Documents.

    (e) Information Supplied. None of the information supplied or to be supplied by Parent or Purchaser specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Forms S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Schedule 14D-1, the Schedule 14D-9, the Proxy Statement or, if required, the Schedule 13E-3 will, at the date such documents are respectively filed with the SEC, at any date on which they may be amended or supplemented and, in the case of the Proxy Statement and the Schedule 14D-9, the date such documents are first mailed to Company's stockholders and at the time of the Stockholders Meeting described in Section 7.2, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Schedule 14D-1 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Parent or Purchaser with respect to statements made or incorporated by reference in such documents based on information supplied by or on behalf of Company specifically for inclusion or incorporation by reference therein.

    (f) Absence of Certain Changes of Events. Except as disclosed in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed Parent SEC Documents"), since the date of the most recent audited financial statements included in the Filed Parent SEC Documents, Parent has conducted its business only in the ordinary course, and there has not been (i) any change which would have a Material Adverse Effect on Parent, (ii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) with respect to any of Parent's outstanding capital stock (other than regular quarterly cash dividends of $.52 per share on Parent Common Stock and regular cash dividends on the Parent's Series B ESOP Convertible Preferred Stock, in each case, in accordance with usual record and payment dates and in accordance with the Parent's present dividend policy), (iii) any split, combination or reclassification of any of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iv) any change in accounting methods, principles or practices by Parent materially affecting its assets, liabilities or business, except insofar as may have been disclosed in the Filed Parent SEC Documents or required by a change in generally accepted accounting principles.

    (g) Purchaser; Financing. Parent owns all of the outstanding capital stock of Purchaser. At all times prior to the Effective Time, no person other than Parent has owned, or will own, any of the outstanding capital stock of Purchaser. Purchaser was formed by Parent solely for the purpose of engaging in the transactions contemplated by this Agreement. Except as contemplated by this Agreement, Purchaser has not incurred, and will not incur, directly or through any Subsidiary, any liabilities or obligations for borrowed money or otherwise, except incidental liabilities or obligations not for borrowed money incurred in connection with its organization and except in connection with obtaining financing in connection with the Offer and the Merger. Except as contemplated by this Agreement, Purchaser has not engaged, directly or through any Subsidiary, in any business activities of any type or kind whatsoever. Parent and Purchaser will have, at or before the Acceptance Date, adequate funds to accept for payment, purchase and pay for all of the Shares tendered and not withdrawn pursuant to the Offer and will have funds available pursuant to definitive financing agreements or otherwise to pay the Merger Consideration for the Reverse Merger.

    (h) Brokers. No broker, investment banker, financial advisor or other person, other than CS First Boston Corporation, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

    (i) Compliance with Applicable Laws. Each of Parent and its Subsidiaries has in effect all Permits including, without limitation, Permits required under Environmental Laws necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a Material Adverse Effect on Parent. Except as disclosed in the Parent SEC Documents, Parent and its Subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for non-compliance which individually or in the aggregate would not have a Material Adverse Effect on Parent.

    (j) Unlawful Payments and Contributions. To the knowledge of Parent, neither Parent, any Subsidiary nor any of their respective directors, officers or any of their respective employees or agents has (i) used any of Parent's funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity;
  (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any person.

    (k) Environmental Laws. Except as would not have a Material Adverse
  Effect: (i) Parent has not violated and is not in violation of any Environmental Law; (ii) none of the properties owned or leased by Parent (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance; (iii) Parent is not actually or potentially nor, to the best knowledge of Parent, allegedly liable for any off-site contamination; (iv) Parent is not actually or potentially nor, to the best knowledge of Parent, allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens); (v) Parent has all Environmental Permits; and (vi) Parent is in material compliance with its Environmental Permits.

                                  ARTICLE VI

                                   Covenants

  Section 6.1 Conduct of Business of Company Prior to the Merger. Except as contemplated by this Agreement, during the period from the date of this Agreement to the earlier to occur of (1) the Control Date, and (2) the Effective Time, Company shall, and shall cause its Subsidiaries to, act and carry on their respective businesses in the ordinary course of business and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current key officers and employees and preserve the goodwill of those engaged in material business relationships with them, and to that end, without limiting the generality of the foregoing, Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent of Parent:

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of Company's outstanding capital stock, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares except, in the case of clause (z), for the acquisition of shares of common stock from holders of Options in full or partial payment of the exercise price payable by such holder upon exercise of Options outstanding on the date of this Agreement;

    (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities other than (A) upon the exercise of Options outstanding on the date of this Agreement, or (B) pursuant to the Stock Option Agreement;

    (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

    (iv) directly or indirectly acquire, make any investment in, or make any capital contributions to, any person (other than any direct or indirect wholly-owned Subsidiary of Company) other than the acquisition of drug stores, drug store chains or other home health businesses consistent with Company's current operations for a purchase price not in excess of $20 million individually or $50 million in the aggregate; provided, however, that Company shall not make any acquisition of drug stores, drug store chains or other home health businesses for a purchase price in excess of $15 million individually or $40 million in the aggregate without prior consultation with Parent;

    (v) directly or indirectly sell, mortgage or otherwise encumber or subject to any Lien other than Permitted Liens or otherwise dispose of any of its properties or assets that are material to Company and its Subsidiaries taken as a whole, except for the sale of inventory in the ordinary course of business except for immaterial divestitures as may be required by law;

    (vi) (x) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to Company or any direct or indirect wholly-owned Subsidiary of Company or (y) make any loans or advances to any other person, other than to Company or to any direct or indirect wholly-owned Subsidiary of Company and other than routine advances to employees, except, in the case of clause (x) for borrowings under existing credit facilities in the ordinary course of business;

    (vii) make any material tax election or settle or compromise any material income tax liability of Company or of any of its Subsidiaries. Company shall, before filing or causing to be filed any material tax return of Company or any of its Subsidiaries, consult with and obtain the approval of Parent and its advisors as to the positions and elections that may be taken or made with respect to such return;

    (viii) except as disclosed in Section 6.1(a)(viii) of the Disclosure Schedule, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, (i) in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Company included in the Filed SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice or (ii) of claims, liabilities or obligations that are not material to Company and its Subsidiaries taken as a whole;

    (ix) grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Employee Benefit Plans, except as may be required under existing agreements (including collective bargaining agreements) or normal, regularly scheduled increases in nonofficer employees consistent with past practices or as required by law;

    (x) other than in the ordinary course of business consistent with past practices, enter into or amend any employment, consulting, severance or similar agreement with any individual;

    (xi) waive any claims or rights having a value in excess of $2 million individually or $10 million in the aggregate;

    (xii) make any change in any method of accounting or accounting practice or policy except as required by any changes in generally accepted accounting principles;

    (xiii) incur or enter into any material commitment (including, but not limited to, any leases, capital expenditures or purchases of assets) other than in accordance with the existing business plans of Company provided to Parent (including any capital budget contained therein) or purchases of inventory in the ordinary course of business consistent with past practice;

    (xiv) enter into any agreement, understanding or commitment that restrains, limits or impedes Company's ability to compete with or conduct any business or line of business;

    (xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal (other than as expressly permitted pursuant to this Agreement);

    (xvi) other than in the ordinary course of business consistent with past practice, engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of Company's affiliates, including, without limitation, any transactions, agreements, arrangements or understandings with any affiliate or other person covered under Item 404 of Regulation S-K under the Securities Act that would be required to be disclosed under such Item 404, other than pursuant to such agreements, arrangements, or understandings existing on the date of this Agreement;

    (xvii) close, shut down, or otherwise eliminate any of Company's stores other than in the ordinary course of business consistent with past practice;

    (xviii) change the name of Company's stores;

    (xix) close, shut down, or otherwise eliminate any of Company's distribution centers;

    (xx) move the location, close, shut down or otherwise eliminate Company's headquarters, or effect a general staff reduction at such headquarters;

    (xxi) authorize any of, or commit or agree to take any of, the foregoing actions.

                                  ARTICLE VII

                             Additional Agreements

  Section 7.1 Preparation of the Proxy Statement and the Form S-4; Accountant's Letters. (a) As soon as practicable following the date hereof:

    (i) Company shall, in consultation with Parent and Purchaser, prepare and file with the SEC, as soon as practicable after the date hereof, a preliminary proxy or information statement (the "Preliminary Proxy Statement") relating to the Merger in accordance with the Exchange Act and the rules and regulations under the Exchange Act, with respect to the transactions contemplated by this Agreement. Company, Parent and Purchaser shall cooperate with each other in the preparation of the Preliminary Proxy Statement. Company shall use all reasonable efforts to respond promptly to any comments made by the SEC with respect to the Preliminary Proxy Statement, and to cause the Proxy Statement to be mailed to Company's stockholders at the earliest practicable date after the Form S-4 is declared effective by the SEC. Company agrees to afford Parent and its counsel a reasonable opportunity to (i) review and comment upon the Preliminary Proxy Statement prior to its being filed with the SEC and to provide Parent and its counsel with copies of any comments Company or its counsel may receive from the SEC or its staff with respect thereto promptly after the receipt of such comments and (ii) review and comment upon the Proxy Statement prior to its being mailed to Company's stockholders.

    (ii) Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Company and Parent shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing; provided, however, that Parent may delay the effectiveness of the Form S-4 for up to 21 days, or such longer period of time consented to by Company, which consent shall not be unreasonably withheld, in order for Parent to implement its proposed stock repurchase program; provided, further, that Parent shall use its best efforts to cause such repurchase program to be implemented as promptly as practicable after the date hereof. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger, and Company shall furnish all information concerning Company and the holders of the Shares as may be reasonably requested in connection with any such action.

    (iii) If required under the Exchange Act, Company and Parent shall jointly file with the SEC the Schedule 13E-3 with respect to the transactions contemplated by this Agreement at the time such filing may be required, and Company and Parent shall respectively cause the Form S-4, the Proxy Statement and the Schedule 13E-3 to be amended as and when required by the Exchange Act.

  (b) Company shall use its best efforts to cause to be delivered to Parent a letter of KPMG Peat Marwick LLP, Company's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective, and a letter of KPMG Peat Marwick LLP, dated a date within two business days before the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent accountants in connection with registration statements similar to the Form S-4.

  (c) Parent shall use its best efforts to cause to be delivered to Company a letter of KPMG Peat Marwick LLP, Parent's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and a letter of KPMG Peat Marwick LLP, dated a date within two business days before the Closing Date, each addressed to Company, in form and substance reasonably satisfactory to

Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

  Section 7.2 Stockholders Meeting. Company shall (and after the Control Date Parent shall), take all action necessary, in accordance with the DGCL, the Exchange Act and other applicable law, the rules of the NYSE, and its certificate of incorporation and by-laws, to convene a special meeting of the stockholders of Company (the "Stockholders Meeting"), if necessary, as promptly as practicable after the consummation of the Offer and the effectiveness of the Registration Statement for the purpose of considering and voting upon this Agreement and the transactions contemplated hereby, including the Merger. Subject to Section 7.8, the Board of Directors of Company shall recommend that the holders of the Shares vote in favor of and approve this Agreement and the Merger at the Stockholders Meeting. At the Stockholders Meeting, Parent and Purchaser shall vote all Shares beneficially owned by them in favor of the adoption and approval of this Agreement and the Merger.

  Section 7.3 Access to Information; Confidentiality. (a) Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent's officers, employees, counsel, financial advisors and other representatives reasonable access during normal business hours during the period prior to the Effective Time to all its owned and leased properties, books, contracts, commitments, tax returns, personnel and records and, during such period, Company shall, and shall cause each of its Subsidiaries to, furnish as promptly as practicable to Parent such information concerning its business, properties, financial condition, operations and personnel as Parent may from time to time reasonably request. Parent shall, and shall cause each of its Subsidiaries to, afford to Company and to Company's officers, employees, counsel, financial advisors and other representatives reasonable access during normal business hours during the period prior to the Effective Time to all its books, contracts, commitments, tax returns, personnel and records and during such period, parent shall, and shall cause each of its Subsidiaries to, furnish as promptly as practicable to Company such information concerning its business, properties, financial condition, operations and personnel as Company may from time to time reasonably request. Any such investigation by Parent or Company shall not affect the representations or warranties contained in this Agreement. Except as required by law, Parent and Company will hold, and will cause their respective directors, officers, partners, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any non-public information obtained from the other party in confidence to the extent required by, and in accordance with the provisions of the letter dated October 16, 1996, between Parent and Company.

  Section 7.4 Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VIII.

  Section 7.5 Indemnification; Directors' and Officers Insurance. (a) The certificate of incorporation and by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the certificate of incorporation and by-laws of Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law.

  (b) Company shall, and from and after the Effective Time, Parent and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Company (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Company whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case, to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers as the case may be (and Parent and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law).

  (c) Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and Company (or them and Parent and the Surviving Corporation after the Effective Time) and Company (or after the Effective Time, Parent and the Surviving Corporation) shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) Company (or after the Effective Time, Parent and the Surviving Corporation) shall use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither Company, Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under this Section 7.5, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Company (or after the Effective Time, Parent and the Surviving Corporation) (but the failure so to notify shall not relieve a party from any liability which it may have under this Section 7.5 except to the extent such failure prejudices such party), and shall deliver to Company (or after the Effective Time, Parent and the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. Company, Parent and Purchaser agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

  (d) For a period of two years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that Parent shall not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid by Company prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  (e) The provisions of this Section 7.5 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Parent, Purchaser, Company and the Surviving Corporation.

  Section 7.6 Public Announcements. Parent and Purchaser, on the one hand, and Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release, SEC filing or other public statements with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

  Section 7.7 No Solicitation; Acquisition Proposals. Until the termination of this Agreement, Company shall not, and shall not permit any of its Subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by Company or any of its Subsidiaries), to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its or their officers, directors or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to take any such action; provided, however, that nothing in this Agreement shall prohibit the Board of Directors of Company from furnishing information to, or entering into, maintaining or continuing discussions or negotiations with, any person that makes an unsolicited Acquisition Proposal after the date hereof, if the Board of Directors of Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that (a) such Acquisition Proposal would be more favorable to Company's stockholders than the Offer and the Merger, (b) such Acquisition Proposal contains no financing condition and (c) the failure to take such action would result in a breach by the Board of Directors of Company of its fiduciary duties to Company's stockholders under applicable law, and, prior to taking such action, Company (i) provides prompt notice to Parent of receipt of any such proposal to the effect that it is taking such action (which notice shall identify the nature and material terms of the proposal) and (ii) prior to furnishing any non-public information to such person, receives from such person an executed confidentiality agreement with provisions no less favorable to Company than the letter referred to in the last sentence of Section 7.3. Company shall keep Parent fully and timely informed of the status of the same. For purposes of this Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement with Parent or Purchaser) involving Company:
(w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 33 1/3 percent or more of the outstanding shares of capital stock of Company or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Nothing contained in this Section 7.7 shall prohibit Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Company's stockholders which, in the good faith judgment of the Board of Directors of Company based on the advice of outside counsel, is required under applicable law; provided that Company does not withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal except as expressly permitted above.

  Section 7.8 Consents, Approvals and Filings. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act, the Securities Act and the Exchange Act, with respect to the Offer and Merger and the other transactions contemplated herein (together, the "Transactions") and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, Environmental Permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Company and its Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

  (b) Without limiting the generality of the foregoing, each of the parties hereto agrees, and shall cause each of its respective Subsidiaries to cooperate and to use their respective best efforts to obtain any government clearances required for completion of the Transactions (including through compliance with the HSR Act), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that restricts, prevents or prohibits the consummation of any of the Transactions, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. Each of the parties hereto also agrees to take any and all of the following actions to the extent necessary to obtain the approval of any governmental entity with jurisdiction over the enforcement of any applicable laws regarding the Transactions; entering into negotiations; providing information; substantially complying with any second request for information pursuant to the HSR Act; entering into and performing agreements or submitting to judicial or administrative orders and selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or businesses of Parent, Company or any of their affiliates. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or in behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law. Parent shall be entitled to direct any proceedings or negotiations with any governmental entity relating to any of the foregoing, provided that it shall afford Company a reasonable opportunity to participate therein.

  Section 7.9 Stockholder Litigation. Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against Company and its directors relating to the transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Parent's consent, which consent shall not be unreasonably withheld.

  Section 7.10 Board Action Relating to Stock Option Plans. As soon as practicable following the date of this Agreement, the Board of Directors of Company (or, if appropriate, any committee administering a Stock Option Plan) shall adopt such resolutions or take such actions as may be required to adjust the terms of all outstanding Options in accordance with Section 3.2 and shall make such other changes to Stock Option Plans as it deems appropriate to give effect to the Merger (subject to the approval of Parent, which shall not be unreasonably withheld).

  Section 7.11 Employment and Employee Benefit Matters. Parent, Purchaser and Company agree with respect to employment and employee benefit matters as set forth in Annex 3.

  Section 7.12 Affiliates and Certain Stockholders. Prior to the Closing Date, Company shall deliver to Parent a letter identifying all persons who are, at the time the Merger is submitted for approval to the stockholders of Company, "affiliates" of Company for purposes of Rule 145 under the Securities Act. Company shall use its best efforts to cause each such person to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit B hereto. Parent shall not be required to maintain the effectiveness of the Form S-4 or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates, and the certificates representing Parent Common Stock received by such affiliates in the Merger shall bear a customary legend regarding applicable Securities Act restrictions.

  Section 7.13 NYSE Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger if the Stock Condition has been met to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

                                 ARTICLE VIII

                             Conditions Precedent

  Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or written waiver on or prior to the Closing Date of the following conditions:

    (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the requisite number of stockholders of Company, and in the manner, as shall be required pursuant to Company's certificate of incorporation, by-laws, the DGCL and other applicable law, and the rules of the NYSE.

    (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Offer and the Merger shall be in effect; provided, however, that the party invoking this condition shall have complied with its obligations under Section 7.8.

    (c) NYSE Listing. The shares of Parent Common Stock issuable to Company's stockholders pursuant to this Agreement if the Stock Condition has been satisfied shall have been approved for listing on the NYSE, subject to official notice of issuance.

    (d) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

  Section 8.2 Conditions to Obligations of Parent and Purchaser. The obligations of Parent and Purchaser to effect the Merger are further subject to the following conditions:

    (a) Purchase of Shares in the Offer. Parent or Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof; provided, however, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of this Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

  Section 8.3 Conditions to Forward Merger. The obligation of the Parties to effect the Forward Merger is subject to the following conditions:

    (a) Company Tax Opinion. Company shall have received an opinion of Shearman & Sterling, dated the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Parent, Purchaser and Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Shearman & Sterling may receive and rely upon representations contained in certificates of Parent and Company substantially in the form of Annex 1 hereto.

    (b) Parent Tax Opinion. Parent shall have received an opinion of Weil, Gotshal & Manges LLP, dated the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of Parent, Purchaser and Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by Parent, Purchaser or Company as a result of the Merger. In rendering such opinion, Weil, Gotshal & Manges LLP may receive and rely upon representations contained in certificates of Parent and Company substantially in the form of Annex 2 hereto.

    (c) Conversion to Reverse Merger. If either the opinion of Weil, Gotshal & Manges LLP or the opinion of Shearman & Sterling referred to above cannot be rendered, then the Reverse Merger shall be effected pursuant to Section 2.1.

                                  ARTICLE IX

                       Termination, Amendment and Waiver

  Section 9.1 Termination. (a) This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Control Date (or in the case of clause (v) or (vi) below, the Effective Time), notwithstanding approval thereof by the stockholders of Company, in any one of the following circumstances:

    (i) By mutual written consent duly authorized by the Boards of Directors of Parent and Company.

    (ii) By Company, if the Offer has not been timely commenced in accordance with Section 1.1; provided, however, that Company may not terminate this Agreement pursuant to this clause (ii) if Company is in material breach of the Agreement.

    (iii) By Parent or Company, if, without any material breach by such terminating party of its obligations under this Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before February 1, 1997; provided, however, that this Agreement shall be automatically extended for 120 days thereafter if the purchase of Shares shall not have occurred on or before February 1, 1997 as a result of the failure (A) to receive the necessary governmental clearances or (B) to resolve any matter referred to in Section 8.1(b) and the parties are diligently pursuing such governmental clearances or the resolution of such matter.

    (iv) By Parent or Company, if any federal or state court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable provided that neither party may terminate this Agreement pursuant to this clause (v) if it has not complied with its obligations under Section 7.8.

    (v) By Parent or Company if, upon a vote at a duly held Stockholders Meeting or any adjournment thereof, any required approval of the stockholders of Company shall not have been obtained.

    (vi) By Company, if it shall have received an Acquisition Proposal, and Company's Board of Directors, after consultation with and based upon the advice of independent legal counsel, determines in good faith that failure to accept such Acquisition Proposal would result in a breach by the Board of Directors of Company of its fiduciary duties to Company's stockholders under applicable law; provided, however, Company shall have given Parent and Purchaser at least 24 hours advance written notice of any termination pursuant to this clause (vii) and shall have made the payment to Parent of the Fee and Expenses (each as defined in Section 9.1(b)) required to be paid pursuant to Section 9.1(b).

    (vii) By Parent, if the Board of Directors of Company shall have (A) withdrawn, modified or amended in any adverse respect its approval or recommendation of this Agreement, the Merger or the transactions contemplated hereby, (B) endorsed or recommended to its stockholders an Acquisition Proposal or (C) resolved to do any of the foregoing.

    (viii) By Parent or Company, if (A) the other party shall have failed to comply in any material respect with any of the material covenants and agreements contained in this Agreement to be complied with or performed by such party at or prior to such date of termination, and such failure continues for 20 business days after the actual receipt by such party of a written notice from the other party setting forth in detail the nature of such failure, or (B) a material representation or warranty of the other party contained in this Agreement shall have been untrue in any material respect on the date when made and at the expiration date, or in the case of any representations and warranties that are made as of a different date, as of that date.

  (b) If this Agreement or the transactions contemplated hereby are terminated pursuant to:

    (A) Section 9.1(a)(vi), or

    (B) Section 9.1(a)(vii);

then, in such event, Company shall pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $90,000,000 (the "Fee"), which amount shall be payable in immediately available funds.

  Section 9.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 9.1(a) hereof, this Agreement (except for the provisions of the last sentence of Section 7.3, and Sections 5.1(n), 5.2(h), 7.6, this Section 9.2, Article X and paragraph (b) of
Section 9.1) shall forthwith become void and have no effect, without any liability on the part of any party hereto or its directors, officers or stockholders; provided, however, that nothing in this Section 9.2 shall relieve any party to this Agreement of liability for any willful or intentional breach of this Agreement.

  Section 9.3 Amendment. Subject to the applicable provisions of the DGCL and the provisions of Section 1.3(c), at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger by the stockholders of Company, no amendment shall be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

  Section 9.4 Extension; Waiver. Subject to the provisions of Section 1.3(c), at any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 9.3, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

  Section 9.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.1, an amendment of this Agreement pursuant to Section 9.3 or an extension or waiver pursuant to
Section 9.4 shall, in order to be effective, require in the case of Parent, Purchaser or Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

                                   ARTICLE X

                              General Provisions

  Section 10.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This
Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

  Section 10.2 Fees and Expenses. Except as provided otherwise in paragraphs
(b) and (c) of Section 9.1, whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, other than the expenses incurred in connection with printing and mailing proxy materials to stockholders, which shall be shared equally by Parent and Company.

  Section 10.3 Definitions. For purposes of this Agreement: (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

  (b) "business day" means any day other than Saturday, Sunday or any other day on which banks in the City of New York are required or permitted to close;

  (c) "knowledge" means the actual knowledge of any officer of Company;

  (d) "Liens" means, collectively, all pledges, claims, liens, charges, mortgages, conditional sale or title retention agreements, hypothecations, collateral assignments, security interests, easements and other encumbrances of any kind or nature whatsoever;

  (e) a "Material Adverse Effect" with respect to any person means an event that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such person and its Subsidiaries taken as a whole, except for any such changes or effects resulting from changes in general economic, regulatory or political conditions or changes that affect generally the drug store industry;

  (f) the "NYSE" means the New York Stock Exchange;

  (g) a "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity; and

  (h) a "Subsidiary" of any person means any other person of which (A) the first mentioned person or any Subsidiary thereof is a general partner, (B) voting power to elect a majority of the board of directors or others performing similar functions with respect to such other person is held by the first mentioned person and/or by any one or more of its Subsidiaries, or (C) at least 50% of the equity interests of such other person is, directly or indirectly, owned or controlled by such first mentioned person and/or by any one or more of its Subsidiaries.

  Section 10.4 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (i)if to Parent, to

    J. C. Penney Company, Inc.
    6501 Legacy Drive
    Plano, Texas 75024
    Attention: General Counsel
    Telecopy: (972) 431-1133

    with a copy (which shall not constitute notice) to:

      Weil, Gotshal & Manges LLP
      767 Fifth Avenue
      New York, New York 10153
      Attention: Dennis J. Block, Esq.
      Telecopy: (212) 310-8007

  (ii)if to Company, to

    Eckerd Corporation
    8333 Bryan Dairy Road
    Largo, Florida 34647
    Attention: President and Chief Executive Officer
    Telecopy: (813) 399-7287
    with a copy (which shall not constitute notice) to:

      Shearman & Sterling
      599 Lexington Avenue
      New York, New York
      Attention: John A. Marzulli, Jr. and Clare O'Brien
      Telecopy: (212) 848-7179

  Section 10.5 Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

  Section 10.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  Section 10.7 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person (including, without limitation, any employees of Company), other than the parties hereto and the third party beneficiaries referred to in the following sentence, any rights or remedies. The parties hereto expressly intend the provisions of Section 7.5 (solely in respect of officers and directors of Company and its Subsidiaries) to confer a benefit upon and be enforceable by, as third party beneficiaries of this Agreement, the third persons referred to in, or intended to be benefitted by, such provisions.

  Section 10.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  Section 10.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void, except that Parent and/or Purchaser may assign this Agreement to any direct wholly-owned Subsidiary of Parent without the prior consent of Company; provided that Parent shall remain liable for all of its obligations and all obligations of any of its Subsidiaries or any of its assignees under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  Section 10.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

  Section 10.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                           [signature page follows]

  In Witness Whereof, Parent, Purchaser and Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Eckerd Corporation

                                                     /s/ Frank Newman
                                          By: _________________________________
                                             Name: Frank Newman
                                             Title:  President and Chief
                                              Executive Officer

                                          J.C. Penney Company, Inc.

                                                /s/ James E. Oesterreicher
                                          By: _________________________________
                                             Name: James E. Oesterreicher
                                             Title:  Vice Chairman and Chief
                                                   Executive Officer

                                          Omega Acquisition Corporation

                                                    /s/ Donald A. McKay
                                          By: _________________________________
                                             Name: Donald A. McKay
                                             Title:  President

                                                                      EXHIBIT A

                            CONDITIONS OF THE OFFER

  Unless otherwise defined in this Exhibit A, capitalized terms used in this Exhibit A have the meanings ascribed to them in the Amended and Restated Agreement and Plan of Merger among Parent, Purchaser and Company to which this Exhibit A is attached (the "Agreement").

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any such Shares tendered, and, subject to the provisions of the Agreement, may terminate the Offer (whether or not any Shares have theretofore been purchased or paid for), if, (1) the Minimum Condition (as defined below) shall not have been satisfied, (2) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (3) at any time before acceptance for payment of, or payment for, Shares, any of the following events shall occur or be deemed to have occurred:

    (A) there shall be pending any suit, action, or proceeding by any Governmental Entity that has not been dismissed or otherwise withdrawn (1) challenging the acquisition by Parent or Purchaser of any Shares under the Offer or seeking to restrain or prohibit the making or consummation of the Offer or Merger, (2) seeking to prohibit or materially limit the ownership or operation by Parent, Company or any of their respective Subsidiaries of a material portion of the business or assets of Company and its Subsidiaries, taken as a whole, and/or Parent and its Subsidiaries, taken as a whole, or to compel Parent or Company to dispose of or hold separate any material portion of the business or assets of Parent and its Subsidiaries, taken as a whole, and/or Company and its Subsidiaries, taken as a whole, as a result of the Offer, the Merger or any of the other transactions contemplated by the Agreement, (3) seeking to impose material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer, including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of Company, (4) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect any material portion of the business or operations of Company and its Subsidiaries; provided that Parent shall have complied with its obligations under Section 7.8 or (5) otherwise materially adversely affecting the business, financial condition or results of operations of Company except for any such changes or effects resulting from changes in general economic, regulatory or political conditions or changes that affect generally the drug store industry; or

    (B) any Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order, decree, injunction or other order that is in effect and that, (1) materially restricts, prevents or prohibits consummation of the Offer, the Merger or any material transaction contemplated by the Agreement, (2) prohibits or limits materially the ownership or operation by the Parent, Company or any of their Subsidiaries of all or any material portion of the business or assets of Company and its Subsidiaries taken as a whole, or compels Parent, Company or any of their Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Company and its Subsidiaries taken as a whole, (3) imposes material limitations on the ability of Parent or any of its Subsidiaries to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any such Shares acquired pursuant to the Offer or otherwise on all matters properly presented to Company's stockholders, including, without limitation, the approval and adoption of the Agreement and the transactions contemplated thereby, (4) requires divestitures by Parent, Purchaser or any other affiliate of Parent of any Shares; provided that Parent shall have complied with its obligations under Section 7.8 or (5) otherwise materially adversely affecting the business, financial condition or results of operations of Company except for any such changes or effects resulting from changes in general economic, regulatory or political conditions or changes that affect generally the drug store industry; or

    (C) any of the representations and warranties of Company set forth in the Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case, on the date when made and at the expiration date, or in the case of any representations and warranties that are made as of a different date, as of that date; or
    (D) Company shall have breached or failed to comply in any material respect with any of its obligations under the Agreement and such failure continues for twenty business days after actual receipt by Company of a written notice from Parent setting forth in detail the nature of such failure; or

    (E) the Agreement shall have been terminated in accordance with its terms or the Offer shall have been amended or terminated with the consent of Company; or

    (F) it shall have been publicly disclosed or Parent shall have otherwise learned that any person or "group" (as defined in section 13(d)(3) of the Exchange Act), other than Parent and its Subsidiaries or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 under the Exchange Act) of more than 33 1/3 percent of the Shares outstanding, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 33 1/3 percent of such Shares; or

    (G) there shall have occurred and continued for at least two business days (1) any general suspension of, or limitation on prices for, trading in securities on the NYSE, (2) the declaration of any banking moratorium or any suspension of payments in respect of banks, or any limitation (whether or not mandatory) by any Governmental Entity on, or other event materially adversely affecting, the extension of credit by lending institutions in the United States, (3) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States including a decline of at least 25% in the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index, (4) a commencement of a war directly involving the United States or (5) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

which, in the judgment of Parent in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments.

  For purposes of the Offer, the "Minimum Condition" shall mean the condition that 35,252,986 Shares or such other number of Shares representing not less than 50.1% of all outstanding Shares as of the expiration of the Offer shall have been validly tendered and not withdrawn prior to the expiration of the Offer.

  The foregoing conditions are for the sole benefit of Parent, Purchaser and their affiliates and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent and Purchaser, in whole or in part, from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

                                                                        ANNEX B

                  AMENDED AND RESTATED STOCK OPTION AGREEMENT

  AMENDED AND RESTATED STOCK OPTION AGREEMENT, dated as of November 2, 1996, by and between ECKERD CORPORATION, a Delaware corporation ("Eckerd"), and J.
C. PENNEY COMPANY, INC., a Delaware corporation ("Parent").

  WHEREAS, concurrently with the execution and delivery of this Agreement, Eckerd, Parent and Omega Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Sub"), are entering into an Amended and Restated Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Sub will be merged with Eckerd (the "Merger"); and

  WHEREAS, as a condition to Parent's and Sub's willingness to enter into the Merger Agreement, Parent has requested that Eckerd agree, and in order to induce Parent to enter into the Merger Agreement, Eckerd has so agreed, to grant to Parent an option with respect to certain shares of Eckerd's common stock on the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

   1. GRANT OF OPTION. Eckerd hereby grants Parent an irrevocable option (the "Stock Option") to purchase up to 10,554,786 shares of common stock, $.01 par value per share, of Eckerd (the "Eckerd Common Stock"), or such other number of shares of Eckerd Common Stock as equals 15% of the issued and outstanding shares of Eckerd Common Stock at the time of exercise of the Stock Option, in the manner set forth below, at a price of $35 per share (the "Exercise Price"), payable in cash in accordance with Section 4 hereof. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

  2. EXERCISE OF OPTION. The Stock Option may be exercised by Parent, in whole or in part, at any time or from time to time (a) after the Merger Agreement is terminated pursuant to Section 9.1(a)(vi) or (vii) (a "Trigger Event") or (b) at any time after the Acceptance Date and prior to the Effective Date.

  In the event Parent wishes to exercise the Stock Option, Parent shall deliver to Eckerd a written notice (an "Exercise Notice") specifying the total number of shares of Eckerd Common Stock it wishes to purchase. Each closing of a purchase of shares of Eckerd Common Stock (a "Closing") shall occur at a place, on a date and at a time designated by Parent in an Exercise Notice delivered at least two business days prior to the date of the Closing.

  (a) The Stock Option shall terminate upon the earlier of: (i) the Effective Time; (ii) the termination of the Merger Agreement pursuant to Section 9.1 thereof, other than a termination as a result of the occurrence of a Trigger Event; or (ii) 120 days following any termination of the Merger Agreement as the result of the occurrence of a Trigger Event (or if, at the expiration of such 120 day period the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, or because the applicable waiting period under the HSR Act has not expired or been terminated, 10 business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal, but in no event under this clause (ii) later than 210 days after the date of termination of the Merger Agreement).

  (b) Notwithstanding the foregoing, the Stock Option may not be exercised if Parent or, in the case of the Merger Agreement, Parent or Sub, is in material breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement or in the Merger Agreement.

  3. CONDITIONS TO CLOSING. The obligation of Eckerd to issue shares of Eckerd Common Stock to Parent hereunder is subject to the conditions (which, other than the conditions described in clauses (i) and (ii) below, may be waived by Eckerd in its sole discretion) that (i) all waiting periods, if any, under the HSR Act applicable to the issuance of shares of Eckerd Common Stock hereunder shall have expired or have been terminated, and all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any federal administrative agency or commission or other federal governmental authority or instrumentality, if any, required in connection with the issuance of shares of Eckerd Common Stock hereunder shall have been obtained or made, as the case may be; (ii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect; and (iii) such shares shall have been approved for listing on the NYSE upon official notice of issuance.

  4. CLOSING. At any Closing, (a) Eckerd will deliver to Parent a single certificate in definitive form representing the number of shares of Eckerd Common Stock designated by Parent in its Exercise Notice, such certificate to be registered in the name of Parent, Sub or such other affiliate of Parent as Parent shall designate in the Exercise Notice and shall bear the legend set forth in Section 10, and (b) Parent will deliver to Eckerd the aggregate Exercise Price for the shares of Eckerd Common Stock so designated and being purchased at such Closing by wire transfer of immediately available funds.

  5. REPRESENTATIONS AND WARRANTIES OF ECKERD. Eckerd represents and warrants to Parent that (a) Eckerd is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement by Eckerd and the consummation by Eckerd of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Eckerd and no other corporate proceedings on the part of Eckerd are necessary to authorize this Agreement or any of the transactions contemplated hereby,
(c) this Agreement has been duly executed and delivered by Eckerd and constitutes a valid and binding obligation of Eckerd, and, assuming this Agreement constitutes a valid and binding obligation of Parent, is enforceable against Eckerd in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, (d) Eckerd has taken all necessary corporate action to authorize and reserve for issuance and to permit it to issue, upon exercise of the Stock Option, and at all times from the date hereof through the expiration of the Stock Option will have so reserved, 10,554,286 unissued shares of Eckerd Common Stock, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, (e) upon delivery of such shares of Eckerd Common Stock to Parent upon exercise of the Stock Option, Parent will acquire valid title to all of such shares, free and clear of any and all Liens of any nature whatsoever, (f) the execution and delivery of this Agreement by Eckerd does not, and the performance of this Agreement by Eckerd will not (1) violate the certificate of incorporation or by-laws of Eckerd, (2) conflict with or violate any statute, rule, regulation, order, judgment or decree applicable to Eckerd or by which it or any of its assets or properties is bound or affected, or (3) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the property or assets of Eckerd pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, or other instrument or obligation to which Eckerd or any of its Subsidiaries is a party or by which Eckerd or any of its assets or properties is bound or affected (except, in the case of clauses (2) or (3) above, for violations, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Eckerd), and (g) the execution and delivery of this Agreement by Eckerd does not, and the performance of this Agreement by Eckerd will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority except for pre-merger notification requirements of the HSR Act.

  6. REPRESENTATIONS AND WARRANTIES OF PARENT. Parent represents and warrants to Eckerd that (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder,

(b) the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or any of the transactions contemplated hereby, (c) this Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, and, assuming this Agreement constitutes a valid and binding obligation of Eckerd, is enforceable against Parent in accordance with its terms subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles, (d) the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not (1) violate the certificate of incorporation or by-laws of Parent, (2) conflict with or violate any statute, rule, regulation, order, judgment or decree applicable to Parent or by which it or any of its properties or assets is bound or affected or (3) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the property or assets of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, or other instrument or obligation to which Parent is a party or by which Parent or any of its properties or assets is bound or affected (except, in the case of clauses (2) and (3) above, for violations, breaches, or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Parent), (e) the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except for pre-merger notification requirements of the HSR Act and (f) any shares of Eckerd Common Stock acquired upon exercise of the Stock Option will be, and the Stock Option is being, acquired by Parent for its own account and not with a view to the public distribution or resale thereof in any manner which would be in violation of applicable United States securities laws.

  7. CERTAIN REPURCHASES. (a) Parent Put. At the request of Parent at any time during which the Stock Option is exercisable pursuant to Section 2 (the "Repurchase Period"), Eckerd (or any successor entity thereof) shall repurchase from Parent the Stock Option, or any portion thereof, for a price equal to the amount by which the "Market/Tender Offer Price" for shares of Eckerd Common Stock as of the date Parent gives notice of its intent to exercise its rights under this Section 7 (defined as the higher of (A) the highest price per share paid as of such date pursuant to any tender or exchange offer or other Acquisition Proposal or (B) the average of the closing sale prices of shares of Eckerd Common Stock on the NYSE for the ten trading days immediately preceding such date) exceeds the Exercise Price, multiplied by the number of shares of Eckerd Common Stock purchasable pursuant to the Stock Option (or portion thereof with respect to which Parent is exercising its rights under this Section 7).

  (b) Payment and Redelivery of Stock Option or Shares. In the event Parent exercises its rights under this Section 7, Eckerd shall, within 10 business days thereafter, pay the required amount to Parent in immediately available funds and Parent shall surrender to Eckerd the Stock Option, and Parent shall warrant that it owns the Stock Option free and clear of all Liens of any kind or nature whatsoever.

  8. REGISTRATION RIGHTS. In the event that Parent shall desire to sell any of the shares of Eckert Common Stock purchased pursuant to the Stock Option within 3 years after such purchase, and such sale requires in the opinion of counsel to Parent, which opinion shall be reasonable satisfactory to Eckert and its counsel, registration of such shares under the Securities Act of 1933, Parent may, by written notice (the "Registration Notice") to Eckerd (the "Registrant"), request the Registrant to register under the Securities Act all or any part of the shares purchased pursuant to the Stock Option ("Restricted Shares") beneficially owned by Parent (the "Registrable Securities") pursuant to a bona fide firm commitment underwritten public offering in which the Parent and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use their best efforts to prevent any person (including any Group) and its affiliates from purchasing through such offering Restricted Shares representing more than 2% of the outstanding shares of common stock of the Registrant on a fully diluted basis (a "Permitted Offering"). The Registration Notice shall include a certificate executed by the Parent and its proposed managing underwriter, which underwriter shall be an investment banking firm of nationally recognized standing reasonably acceptable to Eckert (the "Manager"), stating that (i) they have a good faith intention to commence promptly a Permitted Offering and
(ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price to be specified in such Registration Notice (the "Fair Market Value"). The Registrant (and/or any person designated by the Registrant) shall thereupon have the option exercisable by written notice delivered to the Parent within 10 business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price") equal to the product of (i) the number of Registrable Securities and (ii) the Fair Market Value of such Registrable Securities. Any such purchase of Registrable Securities by the Registrant hereunder shall take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant and its designee in such notice within 20 business days after delivery of such notice. Any payment for the shares to be purchased shall be made by delivery at the time of such closing of the Option Price in immediately available funds.

  If the Registrant does not elect to exercise its option pursuant to this
Section 8 with respect to all Registrable Securities designated in the Registration Notice, it shall use its best efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities; provided, however, that (i) Parent shall not be entitled to more than an aggregate of two effective registration statements hereunder and (ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 90 days after such request in the case of clause (B) below or 120 days in the case of clauses (A) and (C) below) when (A) the Registrant is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, in the judgment of the Board of Directors of the Registrant, such information would have to be disclosed if a registration statement were filed at that time; (B) the Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) the Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant or any of its affiliates. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 120 days after the filing with the SEC of the initial registration statement with respect thereto, the provisions of this Section 8 shall again be applicable to any proposed registration; provided, however, that Parent shall not be entitled to request more than two registrations pursuant to this Section 8 in any 12 month period. The Registrant shall use its best efforts to cause all Registrable Securities registered pursuant to this Section 8 to be qualified for sale under the securities or blue-sky laws of such jurisdictions as Parent may reasonably request and shall continue such registration or qualification in effect in such jurisdiction; provided, however, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

  The registration rights set forth in this Section 8 are subject to the condition that Parent shall provide the Registrant with such information with respect to Parent's Registrable Securities, the plans for the distribution thereof, and such other information with respect to Parent as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in such registration statement all material facts required to be disclosed with respect to a registration thereunder.

  A registration effected under this Section 8 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and the expenses of counsel to Parent, and the Registrant shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings as such underwriters may reasonably require. In connection with any such registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) to enter into an underwriting agreement in form and substance customary to transactions of this type with the Manager and the other underwriters participating in such offering.

  9. PROFIT LIMITATION. (a) Notwithstanding any other provision of this Agreement, in no event shall Parent's Total Profit (as hereinafter defined) exceed $20 million and, if it otherwise would exceed such amount Parent, at its sole election, shall either (i) deliver to Eckerd for cancellation Shares previously purchased by Parent, (ii) pay cash or other consideration to Eckerd or (iii) undertake any combination thereof, so that Parent's Total Profit shall not exceed $20 million after taking into account the foregoing actions.

  (b) Notwithstanding any other provision of this Agreement, this Stock Option may not be exercised for a number of Shares as would, as of the date of the Exercise Notice, result in a Notional Total Profit (as defined below) of more than $20 million, and, if exercise of the Stock Option otherwise would exceed such amount, Parent, at its discretion, may increase the Price for that number of Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed $20 million; provided, that nothing in this sentence shall restrict any exercise of the Stock Option permitted hereby on any subsequent date at the Price set forth in Section 1 hereof.

  (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Parent pursuant to Eckerd's repurchase of the Stock Option pursuant to Section 7 hereof, and (ii)
(x) the net cash amounts received by Parent pursuant to the sale of Restricted Shares (or any other securities into which such shares are converted or exchanged) to any unaffiliated party, less (y) Parent's purchase price for such Shares.

  (d) As used herein, the term "Notional Total Profit" with respect to any number of Restricted Shares as to which Parent may propose to exercise this Stock Option shall be the Total Profit determined as of the date of the Exercise Notice assuming that this Stock Option were exercised on such date for such number of Restricted Shares and assuming that such Restricted Shares, together with all other Restricted Shares held by Parent and its affiliates as of such date, were sold for cash at the closing market price for Eckert Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

  10. ADJUSTMENT UPON CHANGES IN CAPITALIZATION. In the event of any change in Eckerd Common Stock by reason of stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Stock Option, and the Exercise Price per share, shall be adjusted appropriately.

  11. RESTRICTIVE LEGENDS. Each certificate representing shares of Eckerd Common Stock issued to Parent hereunder shall initially be endorsed with a legend in substantially the following form:

    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED NOVEMBER 2, 1996, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER HEREOF.

  12. BINDING EFFECT; NO ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, and permitted assigns. Except as expressly provided in this Agreement, neither this Agreement nor the rights or the obligations of either party hereto are assignable, except by operation of law, or with the written consent of the other party. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any Restricted Shares sold by a party in compliance with the provisions of Section 8 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement. In no event will any transferee of any Restricted Shares be entitled to the rights of Parent hereunder. Certificates representing shares sold in a registered public offering pursuant to Section 8 shall not be required to bear the legend set forth in Section 11.

  13. SPECIFIC PERFORMANCE. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action should be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

  14. ENTIRE AGREEMENT. This Agreement and the Merger Agreement (together with the other documents and instruments referred to in the Merger Agreement, and the exhibits and disclosure schedules thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

  15. FURTHER ASSURANCES. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

  16. NO REMEDY IN CERTAIN CIRCUMSTANCES. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes the Agreement impossible to perform in which case this Agreement shall terminate. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall incur no liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

  17. NOTICES. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied (answerback received) or, if mailed, five business days after the date of mailing, to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder:

    (a)  if to Parent, to:

         J. C. Penney Company, Inc.
         6501 Legacy Drive
         Plano, Texas 75024
         Attention: General Counsel
         Telecopy: (972) 431-1133

              with a copy (which shall
              not constitute notice) to:

              Weil, Gotshal & Manges LLP
              767 Fifth Avenue
              New York, New York 10153
              Telecopy: (212) 310-8007
              Attention: Dennis J. Block, Esq.

    (b)if to Eckerd, to:

      Eckerd Corporation
      8333 Bryan Dairy Road
      Largo, Florida 34647
      Attention:  President and Chief Executive Officer
      Telecopy: (813) 399-7287

              with a copy (which shall
              not constitute notice) to:

              Shearman & Sterling
              599 Lexington Avenue
              New York, New York
              Telecopy:(212) 848-7179
              Attention: John A. Marzulli, Jr.
                         Clare O'Brien

  18. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

  19. DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

  20. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

  21. EXPENSES. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

  22. AMENDMENTS; WAIVER. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          Eckerd Corporation

                                                     /s/ Frank Newman
                                          By: _________________________________
                                            Name:Frank Newman
                                            Title:President and Chief
                                            Executive Officer

                                          J. C. Penney Company, Inc.

                                                /s/ James E. Oesterreicher
                                          By: _________________________________
                                            Name:James E. Oesterreicher
                                            Title: Vice Chairman and
                                                   Chief Executive Officer

                                                                         ANNEX C

                                                        Investment Banking

[LOGO OF MERRILL LYNCH
    APPEARS HERE]
                                                        Corporate and
                                                        Institutional
                                                        Client Group

                                                        World Financial Center
                                                        North Tower
                                                        New York, New York
                                                        10281-1330

                                                                January 29, 1997

Board of Directors
Eckerd Corporation
8333 Bryan Dairy Road
Largo, FL 34617

Members of the Board of Directors:

  Eckerd Corporation (the "Company"), J.C. Penney Company, Inc. (the "Acquiror"), and Omega Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), have entered into an amended and restated agreement and plan of merger dated as of November 2, 1996 (the "Agreement") pursuant to which the Acquisition Sub made a tender offer (the "Offer") and purchased 35,279,919 shares of the Company's common stock, par value $0.01 per share (the "Shares"), at $35.00 per Share, net to the seller in cash, which represents approximately 50.1% of the Shares. The Agreement also provides that following consummation of the Offer, (i) if the Stock Condition (as defined in the Agreement) has been satisfied, the Company will be merged with and into the Acquisition Sub (the "Forward Merger") or (ii) if the Stock Condition has not been satisfied, the Acquisition Sub will be merged with and into the Company (the "Reverse Merger," and together with the Forward Merger, the "Merger"). Pursuant to the Agreement, each remaining Share outstanding after consummation of the Offer not held by the Acquiror or its affiliates will be converted into the right to receive either (i) if the Forward Merger is consummated 0.6604 shares of the common stock of the Acquiror (the "Acquiror Shares") or (ii) if the Reverse Merger is consummated, $35.00 per Share in cash, as such amounts may be adjusted pursuant to the Agreement. In connection with the Offer and the Merger, the parties have also entered into an amended and restated agreement dated as of November 2, 1996 (the "Option Agreement") pursuant to which the Company has granted the Acquiror an option under certain circumstances described in the Option Agreement to acquire up to 10,554,786 Shares, or such other number of Shares as would equal 15.0% of the total Shares outstanding at the time of exercise of the option.

  You have asked us whether, in our opinion, the proposed consideration to be received by the holders of the Shares in the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

   (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended January 29, 1994, January 28, 1995, and February 3, 1996, and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending May 4, 1996, August 3, 1996, and November 2, 1996;

   (2) Reviewed the Acquiror's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended January 29, 1994, January 28, 1995, and January 27, 1996, and the Acquiror's Forms 10-Q and the related unaudited financial information for the quarterly periods ending April 27, 1996, July 27, 1996, and October 26, 1996;

   (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company and the Acquiror as well as the cost savings and related synergies expected to result from the Merger, furnished to us by the Company and the Acquiror, respectively;

   (4) Conducted discussions with members of senior management of the Company and the Acquiror concerning their respective businesses and prospects, including the cost savings and synergies expected to result from the Merger;

   (5) Reviewed the historical market prices and trading activity for the Shares and the Acquiror Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company and the Acquiror, respectively;

   (6) Compared the historical and projected results of operations of the Company and the Acquiror with that of certain companies which we deemed to be reasonably similar to the Company and the Acquiror, respectively;

   (7) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

   (8) Considered the pro forma effect of the Merger on the Acquiror's earnings, consolidated capitalization and certain financial ratios;

   (9) Reviewed the Agreement;

  (10) Reviewed the Option Agreement; and

  (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by or on behalf of the Company or the Acquiror, or made publicly available by the Company or Acquiror, and we have not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. With respect to the financial forecasts and information related to cost savings and synergies expected to result from the Merger furnished by the Company and the Acquiror, we have assumed with your consent that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, as well as the cost savings and synergies expected to result from the Merger. We have further assumed that the Forward Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based upon market, monetary, general economic and other conditions as they exist and can be evaluated on the date hereof.

  We have acted as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. We have also, in the past, provided financial advisory and financing services to the Company and the Acquiror and have received fees for the rendering of such services. In addition, in the ordinary course of business, we may actively trade the Shares, as well as the Acquiror Shares, for our own account and for accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Affiliates of

Merrill Lynch & Co. Inc. own approximately 1.27% of the outstanding Shares, and Messrs. Fitzgibbons and Sidhu, directors of Merrill Lynch Capital Partners, Inc., are former members of the Board of Directors of the Company.

  This opinion is addressed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder as to whether such stockholder should vote in favor of the Merger.

  We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

  On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be received by the holders of the Shares pursuant to the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                           SMITH INCORPORATED

                                                                        ANNEX D

                            GENERAL CORPORATION LAW
                           OF THE STATE OF DELAWARE

262 APPRAISAL RIGHTS.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 349, L. '96, eff. 7-l-96.)